Exhibit 99.1

ANNUAL REPORT
At December 31, 2019

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of December 31, 2019)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS
AND AUDITOR

BOARD OF DIRECTORS
Chairperson
Suzanne Heywood
Chief Executive Officer
Hubertus M. Mühlhäuser
Directors(a)
Léo W. Houle(2)(3)(*)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)(b)
Silke C. Scheiber(1)(**)
Lorenzo Simonelli(1)(**)(b)
Jacqueline A. Tammenoms Bakker(2)(3)(**)(c)
Jacques Theurillat(1)(**)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP
(1)Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)     Ms. Mina Gerowin, Mr. Peter Kalantzis and Mr. Guido Tabellini members of the Board until April 12, 2019.
Mr. Alessandro Nasi and Mr. Lorenzo Simonelli members of the Board since April 12, 2019.
(b)     Member of the relevant Committee/s since April 12, 2019.
(c)     Member of the Compensation Committee since April 12, 2019.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, pandemics, terror attacks in Europe and elsewhere; our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 2

LETTER FROM THE CHAIRPERSON AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

Although 2019 has been challenging, it has also been a year of transformative breakthroughs for CNH Industrial. While we have remained focused on the present, and have delivered solid results, we have also had an eye to the future, putting in place some of the building blocks to support our long-term strategic direction. Our Annual Report summarizes our progress and the strategic priorities that we see ahead.
Introduction
In 2019, we put in place a new corporate structure focused around our business segments. We also forged strategic alliances, expanded our digital capabilities and introduced innovative and disruptive new products, services and technologies. We want to thank our 63,500 employees for putting their trust in our leadership and working hard to realize so many successful milestones.
We also want to thank you, our shareholders, for your support as we continue to generate progressive returns and long-term value.
In the year covered by this Annual Report, we have defined our purpose to be ‘Powering Sustainable Transformation’ with our vision being that we become ‘the partner of choice to feed, build and connect the world’. Achieving this vision, in a world that is experiencing an accelerating rate of economic, social and environmental change, creates both challenges and exciting opportunities for our businesses. From a growing global population and a rural exodus that has resulted in increased urbanization, to the rise of connected devices, and the implications of climate change, we are working to offer solutions that are sustainable and socially responsible.
Our purpose and vision guided our work on the five-year ‘Transform2Win’ strategy that we announced last September at our Capital Markets Day. This strategy is based on three pillars:

I.	Growth through innovation;

II.	Margin improvement through performance and simplification; and

III.	Portfolio transformation to unlock shareholder value with the ‘spin-off’ of our ‘On-Highway’ business.
Financial Highlights
For the 12-month period ending December 31, 2019, CNH Industrial faced several market headwinds, which were exacerbated by global trade tensions and extreme weather conditions and we have been working hard to offset these challenges.
The key highlights from CNH Industrial’s 2019 financial results were as follows:
▪Consolidated revenues of $28.0 billion;
▪Adjusted EBIT(1) of $1,873 million;
▪Net income of $906 million.
Given weaker than expected end markets, CNH Industrial has delivered creditable full-year results in 2019. Our financial position remains robust with a strong balance sheet and excellent liquidity, and we have achieved a diluted EPS of $0.65 per share.
In July, Fitch Ratings improved our outlook to Positive from Stable and confirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC's Long-Term Issuer Default Ratings at 'BBB-'.

(1) This item is a non-GAAP financial measure. Refer to the “Board Report - Operating and Financial Review and Prospects” section of this annual report for information regarding non-GAAP financial measures.

Letter from the Chairperson and the Chief Executive Officer 3

For our annual cash dividend, our Board of Directors recommended a pay out of €0.18 per common share, totaling approximately €243 million, equivalent to approximately $267 million. During the past year, we also spent almost $60 million repurchasing more than six million shares under our Buy-Back Program, underlining our commitment to supporting shareholder value.
The megatrends revolutionizing capital goods
Four megatrends are reshaping our marketplace:

1.	Digitalization

2.	Automation

3.	Servitization

4.	Alternative Propulsion
Digitalization, which is a critical enabler for automation and autonomous vehicles, and connectivity are now expected by our customers and we have plans to put both in place across our product portfolio. Servitization and the services around our products are increasingly important, and are creating new business models that we expect will significantly increase our aftermarket service business. And the growing concern about climate change has underscored the importance of our work on alternative propulsion systems and our efforts to become carbon neutral in the near future.
Accelerated global growth as a streamlined, innovative, customer centric and entrepreneurial organization
We started 2019 by announcing our new organizational structure, which is designed to make CNH Industrial more customer centric and agile. This new structure streamlined the organization and focused our attention on the global segments and functions. Alongside this structural change we began changing our culture, underpinning this with four new company values: Entrepreneurship, Passion, Team Spirit and Excellence.
This new structure and shift in our culture have brought the businesses closer to their customers and have accelerated decision-making. As one of its first tasks, this new organization developed the ‘Transform2Win’ strategy. This in turn has led to a series of acquisitions, alliances and innovation developments that we summarize below.
GROWTH THROUGH INNOVATION
Driving innovation in agriculture for our customers
Our Agriculture segment focused on digital transformation in 2019, a core theme of our ‘Transform2Win’ strategy. We strengthened our digital service platform, acquiring the software and application company AgDNA and launched a series of connected services to enrich our product offering, all of which will reduce input costs and improve productivity for our end customers. Our decision to join the universal data exchange platforms DataConnect and DKE Agrirouter for mixed fleet operation, shows our intent to become the easiest to work with and the most open manufacturer of agricultural equipment.
In 2019, we made a number of bolt-on acquisitions to expand our core portfolio offering. We are at the forefront of some of agriculture’s most innovative new technologies thanks to our in-house incubator AGXTEND and its cooperation with global Ag-tech start-ups. We have also continued to invest in promoting connectivity infrastructure projects that support our end customers. One example of this is our collaboration with ConectarAGRO, in Brazil, which seeks to consolidate and expand internet access across the country’s agricultural regions.
In line with our purpose of Powering Sustainable Transformation, one of the major additions to the New Holland Agriculture brand portfolio this year has been the world’s first methane-powered production tractor, the T6 Methane Power. By enabling farmers to use the biomethane produced by their biodigesters, they can create a virtuous circle that allows them to become energy efficient and improve the environment through decarbonization. We also introduced the STEYR Konzept tractor last year, another alternative propulsion concept, which features a modular hybrid electric drive.
Our innovative efforts were acknowledged with a number of accolades. The concept from which the New Holland T6 Methane Power model originates won the Sustainable Tractor of the Year® 2020 award, confirming the viability and industry-recognition of this solution. Further afield in the United States, Case IH and New Holland Agriculture won five innovation awards from the American Society of Agricultural and Biological Engineers (ASABE).
Reinforcing our Construction business
In 2019, we continued to invest in our Construction segment, which offers a portfolio of superior products to customers. This included introducing, within our CASE Construction Equipment brand, a new methane-powered wheel loader concept. This is a new departure for the construction industry since it is powered by a methane engine, produced by FPT Industrial, which delivers the same performance as its diesel equivalent, an innovation that was recognized with the Good Design Award for 2019. Our CASE brand also marked this year with the 50th anniversary of its skid steer loader production.

Letter from the Chairperson and the Chief Executive Officer 4

This was also a year in which we strengthened the Construction leadership team. This new team is focused on supporting innovation and margin improvement and, although the financial turnaround of this segment has been behind our expectations, we expect to see improved results in the second half of 2020.
An enhanced new ‘On-Highway’ product portfolio and the road towards a zero-emission future
A new leadership team, product launches and technologies all contributed to the growth we have seen in our On-Highway business. This business consists of the Commercial Vehicles segment, which includes Trucks, Vans and Buses and the Powertrain segment. The award-winning product launch of the new fully-connected IVECO S-WAY in Madrid, Spain this past July ushered in the first new model in the IVECO WAY heavy range. The new IVECO Daily light commercial vehicle was also introduced in a now fully-connected configuration, receiving significant attention from press and customers.
In the past year, we also reinforced our positive approach in the alternative natural gas segment, which we regard as one of the best answers currently available in the transportation market to reduce emissions, a view that has been strengthened by the strong growth of this market segment in 2019. We solidified our leading role in both liquefied and compressed natural gas (LNG and CNG), promoting the expansion of the required infrastructure in Europe by partnering with leading utility providers. Demand for alternative propulsion extends to our bus business, where our IVECO BUS and HEULIEZ BUS brands are leaders in electric and hybrid solutions.
We have also begun to invest in hydrogen technologies for the commercial vehicles segment. At our Capital Markets Day last year, we announced a $250 million investment in an exclusive heavy-duty truck partnership with Nikola Motor Company (NIKOLA), a pioneer in battery electric and hydrogen electric heavy-duty applications. The primary focus of the partnership is to use IVECO, FPT Industrial and NIKOLA’s respective expertise to produce Zero-Emission heavy-duty trucks and to disrupt the industry with a new business model. We have started development of the joint-venture’s first truck: the battery electric NIKOLA TRE, which is based on the IVECO S-WAY platform and integrates NIKOLA’s proprietary technology, controls and infotainment. We plan to launch our first battery electric truck in 2021 and the fuel cell electric version will follow in 2023, strengthening our position as a sustainability leader.
Increasing the alternative propulsion Powertrain offering
In addition to the investment and development work with NIKOLA, the breadth of our Powertrain offering demonstrates the FPT Industrial brand’s ongoing leadership and commitment to increasing fuel efficiency. The segment formed alliances in 2019 to enhance its alternative propulsion engine technologies and reduce CO2 emissions. It also began work on battery packs, in partnership with Microvast, the US-Chinese leader in fast charging, long life battery power systems. These growth developments included the acquisition of Dolphin N2, a startup specialized in innovative internal combustion engine technology. FPT Industrial aims to use this to increase fuel efficiency while reducing operating costs and CO2 emissions, initially for long-haul trucks and then for other heavy-duty applications. This technology could also be extended to other industrial segments across the complete power range, and will be suitable for all fuels, with ad hoc configuration for a range of liquid fuel and gas applications.
Continued success in the Specialty Vehicles businesses
One unique part of CNH Industrial remains our presence in Specialty Vehicles. These businesses, consisting of our Magirus and Iveco Defence Vehicles brands, will remain part of our Off-Highway organization in 2021. In 2019, they generated international growth, recorded increased deliveries, sustained positive aftermarket activity and positive price realization. We are optimistic about the progress and growth prospects of these businesses.
MARGIN IMPROVEMENT THROUGH PERFORMANCE AND SIMPLIFICATION
The second pillar of our ‘Transform2Win’ strategy - Margin improvement through performance and simplification - will be driven by a set of strategic initiatives to deliver step-changes in operational performance.
Supply chain excellence and manufacturing are both critical to delivering our long-term profitability. In 2019, our global World Class Manufacturing (WCM) program continued to strengthen with four plants earning new medals, including a gold medal for our commercial vehicles facility in Valladolid, Spain.
Inspired by the success of WCM, we have adopted its principles and pillars within some of our other global functions. World Class Company initiatives have been implemented in Engineering, Finance and Logistics and we are already encouraged by the early positive results.
This year we have also made progress in simplifying our industrial footprint and rolling out our 80/20 program to streamline our product line-up and strengthen our distribution network. This work is on-track across all segments and we expect to see further benefits as we move into 2020 and beyond including through improved product margins, reduced inventory levels and optimized service levels. As we continue to roll out this program, taking it from a regional to a global level, we will ingrain simplification in the way in which we do business day-to-day. This year we have also improved parts availability and introduced new customer services, many of which are based on digitalization.

Letter from the Chairperson and the Chief Executive Officer 5

PORTFOLIO TRANSFORMATION
The third and final pillar of ‘Transform2Win’ is the ‘spin-off’ of our On-Highway business. This strategy will create two global leaders, one in sustainable agriculture and construction and one in sustainable transportation and propulsion. This change will both unlock shareholder value and give the two companies more autonomy in setting their strategic direction and allocating their capital.
This planned separation is on track. We will announce the leadership of the new On-Highway company in the second quarter of 2020, hold investor roadshows for the two companies towards the beginning of the fourth quarter and maintain our target to complete the spin-off in January 2021.
Sustainably championing excellence
CNH Industrial is committed to a better future and is intending to become carbon neutral, to produce fully recoverable products, incur zero serious injuries in the process and have a fully engaged workforce. These targets demonstrate our commitment to sustainability and this commitment also underpinned the thinking in our ‘Transform2Win’ strategy. Our segments have responded to this challenge, launching close to 100 innovative new products in 2019 and collecting numerous industry-accolades for their innovation. Our efforts demonstrate the quality of the work of our Innovation, Engineering, Product and Design teams and our global Manufacturing colleagues. As summarized in this letter, many of our brands championed alternative power solutions to improve air quality and emissions, bringing industry firsts to the market that will disrupt and change our businesses.
Our 2019 Sustainability Report summarizes our work in this area. We are very proud of our continued progress and leadership, which was once again recognized in 2019 by the Dow Jones Sustainability Indices, World and Europe, naming CNH Industrial as the Industry Leader for the ninth year in a row in the Machinery and Electrical Equipment division. We were also recognized by CDP, the international non-profit that drives companies and governments to reduce their greenhouse gas emissions, safeguard water resources and protect forests, with leadership positions in CDP Water Security and CDP Climate Change.
We see sustainability not only as a global need, but also as a competitive differentiator for CNH Industrial. We are committed to continuing this journey, enhancing the Company’s growth and profitability whilst maintaining high levels of sustainability to deliver even greater long-term value for all stakeholders.
2020 Outlook
Looking ahead to 2020, the profitability and margin improvement initiatives that we outlined at our Capital Markets Day are on track and will continue to help counter the current market headwinds.
Our Capex and R&D spending for 2020 are expected to be slightly up year-over-year with investments in sustainability programs now accounting for approximately 40%.
Our overall transformation plan is on track and we are working toward achieving our financial commitments in 2020. Like many other companies, we are actively managing the rapidly evolving situation with the current spread of the coronavirus, with our aim being to try to keep our plants open and productive while being fully in line with all of the evolving public health requirements and safeguarding our employees and customers.
Our appreciation to you, our stakeholders, is immense, and we count on your support as we carry out our ‘Transform2Win’ strategy and transition into two global leaders. We look forward to sharing the results with you of our final year as one Company and celebrating the opportunities that lie ahead.

Suzanne Heywood                            Hubertus M. Mühlhäuser
Chairperson                                Chief Executive Officer

Letter from the Chairperson and the Chief Executive Officer 6

BOARD REPORT
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “we”, “us”, and “our”, refer to CNH Industrial N.V. together with its consolidated subsidiaries.
CNH Industrial presents its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”).
CNH Industrial reports quarterly and annual financial results both under accounting standards generally accepted in the United States (“U.S. GAAP”) for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. CNH Industrial reports its operations under five segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain, and Financial Services. The activities carried out by Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	Europe: member countries of the European Union, European Free Trade Association, Ukraine and Balkans, formerly included in EMEA;

▪	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

▪
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles business competes, excluding United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), South America (Brazil, Argentina and Venezuela) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Board Report Presentation of Financial and Certain Other Information 7

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT AND LONG-TERM VALUE CREATION
CNH Industrial is committed to a better future, integrating sustainability in its day-to-day activities and involving all employees. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous, and sustainable, improvement that creates value over the long-term.
As evidence of this, CNH Industrial included 10 strategic sustainability targets in its Strategic Business Plan that are in line with the Company’s priorities; these in turn are based on internal assessment and stakeholder engagement.
The priorities and targets are aligned with the 6 UN Sustainable Development Goals ("SDGs") most relevant to CNH Industrial:

▪	SDG 2: Zero hunger - end hunger, achieve food security and improved nutrition, and promote sustainable agriculture;

▪	SDG 3: Good health and well-being - ensure healthy lives and promote wellbeing for all at all ages;

▪	SDG 8: Decent work and economic growth - promote sustained, inclusive, and sustainable economic growth, full and productive employment, and decent work for all;

▪	SDG 10: Reduced inequalities - reduce inequality within and among countries;

▪	SDG 12: Responsible consumption and production - ensure sustainable consumption and production patterns;

▪	SDG 13: Climate action - take urgent action to combat climate change and its impacts.
These SDGs will inspire CNH Industrial’s future endeavors in terms of sustainability targets, practices, and projects.

The targets were incorporated into the Sustainability Plan, which expresses CNH Industrial’s commitment to contribute to development in harmony with people and the environment. The Sustainability Plan which includes also short-term targets

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 8 is updated annually to report the progress of existing projects and establish new targets to ensure continuous improvement, essential for long-term growth and value creation.
The Sustainability Model facilitates the identification of aspirational goals and strategic sustainability targets. The Model illustrates the relationship between CNH Industrial and the external drivers that affect its business (or have the potential to do so) and provides an overview of how the Group is structured to deal with and manage them. These external drivers are the variables that continuously feed, guide, and steer the internal mechanisms of CNH Industrial, and they consist of global challenges, industry megatrends, customer needs, and the regulatory framework.
Global challenges(1) are long-term global changes affecting governments, economies, and societies, and they reflect ongoing changes across the globe and of emerging social needs. Industry megatrends are those megatrends that we believe will specifically impact our industries over the coming years. Customer needs identify customer priorities and demand for products and services. The regulatory framework fosters continuous improvement through legislation, regulation, and industry standards.

GLOBAL CHALLENGES
CUSTOMER NEEDS
REGULATORY FRAMEWORK
INDUSTRY MEGATRENDS
DIGITALIZATION
AUTOMATION
SERVITIZATION
ALTERNATIVE PROPULSION
CORPORATE PURPOSE AND VISION
SEGMENT MISSIONS
STRATEGIC PLANNING
GOVERNANCE
RISK MANAGEMENT
COMMUNICATION
PROCESSES & APPLICATIONS
PRODUCTS & INNOVATION
BEHAVIORS & ENGAGEMENT
INTEGRATION INTO THE VALUE CHAIN
SUSTAINABLE VALUE FOR STAKEHOLDERS
CORPORATE VALUES

CNH Industrial responds to these external drivers with a shared corporate purpose, defined as Powering Sustainable Transformation, and an individual purpose for each brand, consistent across the Group and viable over the medium-to-long term, as well as with a set of values that lie at the core of CNH Industrial’s day-to-day activities.
CNH Industrial's purpose and values are implemented through:

▪	strategic planning, including medium-to-long term targets;

▪	a system of principles, rules, and procedures in which roles and responsibilities are clearly defined; and

▪	a process that anticipates and manages current and future economic, environmental, and social risks and opportunities.
Moving closer to the core of the Model, the emphasis shifts from strategy and governance to the operational aspects of the Group. These consist of processes and applications such as manufacturing and logistics, product development and innovation, and employee behavior and stakeholder engagement, all of which must be integrated into the entire value chain to achieve CNH Industrial’s core objective: the creation of sustainable, long-term value for all stakeholders.

(1) The global challenges selected by CNH Industrial are: climate change; food scarcity and food security; and the innovative and digital world.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 9

Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. The Governance and Sustainability Committee (the "Governance and Sustainability Committee") of the Board of Directors ("Board") is responsible for, among other things, assisting the Board in: monitoring and evaluating reports on CNH Industrial’s sustainable development policies and practices, management standards, strategy, global performance and governance; reviewing, assessing, and making recommendations on strategic sustainability guidelines, including climate-related issues; and reviewing the Company’s annual Sustainability Report(2).
CNH Industrial has established an organizational structure made up of global and regional sustainability committees and the Sustainability Team in order to optimize the management of sustainability aspects within the Group.
The Sustainability Steering Committee (“SSC”) is a committee of the Global Executive Committee ("GEC"), and is responsible for identifying sustainability strategies, integrating them with business needs, adopting a medium-to-long term vision, and providing a forum for communication and benchmarking among the geographic areas.
The SSC is chaired by the Chief Sustainability Officer ("CSO"), who is also the Chief Financial Officer, and is coordinated by the Sustainability Unit. The permanent members of the committee are: the Operating Segments’ Leaders together with the Chief Strategy, Talent, ICT and Digital Officer, Chief Technology Officer, Chief Supply Chain Officer, General Manager Aftermarket Solutions, General Managers High Growth Markets, and the leaders of the following functions: Corporate Communications, Legal, Compliance, Internal Audit, Corporate Control & Accounting, and Sustainability.
The Sustainability Team is a network of experts responsible for incorporating sustainability criteria more effectively into Company strategy and for ensuring the necessary support for sustainability planning and reporting. The Sustainability Team is overseen by the CSO and comprises personnel with global expertise (the Sustainability Unit and twenty-five Sustainability Points of Reference), as well as the Global Social Initiatives team, composed of the representatives for local community initiatives.
CNH Industrial's sustainability management system consists of the following tools:

▪	the Code of Conduct, approved by the Board of Directors, and related policies that set out the Company’s approach to key topics;

▪	a set of policies to manage specific issues, as well as the Human Capital Management Guidelines, Green Logistics Principles, and the Supplier Code of Conduct;

▪	the materiality analysis, which defines social and environmental priorities;

▪	stakeholder engagement on material topics;

▪
a set of approximately 200 sustainability-related Key Performance Indicators, designed to provide comprehensive coverage of all the key environmental, social, and governance aspects, in line with the Global Reporting Initiative guidelines ("GRI Standards") and those of the major sustainability rating agencies;

▪	the Sustainability Plan, which identifies action priorities and tracks commitments undertaken; and

▪	the annual Sustainability Report, which discloses the Company’s sustainability performance.
The Sustainability Report, prepared on a voluntary basis and in line with GRI Standards, integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations.
Materiality analysis
The materiality analysis is a tool that CNH Industrial uses to ensure close alignment between the material topics identified and the Company's business decisions, increasingly integrating sustainability principles into the Company's daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impact, or influence the decisions of stakeholders.
Until 2018, occupational health and safety and connectivity fell under the material topics innovation-to-zero and autonomous vehicles, respectively. However, in 2019, to better reflect CNH Industrial’s current strategy, both were individually added to the materiality analysis as new stand-alone material topics - given that occupational health and safety is a key topic in CNH Industrial’s Strategic Business Plan, and that connectivity reflects the trends and developments in technology and big data, and merits separate evaluation due to its numerous applications.

(2) The 2019 Sustainability Report will be made available on the Company’s website as of April 16, 2020, the day of the 2020 Annual General Meeting of Shareholders.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 10

In the past four years, the material topics have been evaluated through stakeholder engagement to assess:

▪	their relevance to CNH Industrial, based on feedback from the SSC members (feedback updated in 2019);

▪
their relevance to stakeholders, based on feedback from a sample of 1,934 stakeholders (247 in 2019) including employees, customers, dealers, opinion leaders, public institutions, non-governmental organizations, investors, and journalists.

CNH Industrial managers and stakeholders were engaged through an online survey or direct interviews. They were asked to evaluate the 14 material topics identified, ranking the five most significant based on their impact on the economy, the environment, and society.
CNH Industrial's Materiality Matrix reflects how frequently each material topic was selected. It was shared with the GEC members, reviewed by the SSC, and reviewed and approved by the Chief Executive Officer ("CEO"). The final phase involved third party assurance of compliance, in which the Matrix development process was audited by an independent company.
The Materiality Matrix confirms the greater significance of business-related aspects, in line with the sustainability priorities defined within CNH Industrial's Strategic Business Plan. Specifically, from a circular economy perspective, the material topic Circular product life cycle was considered, both within and outside the Company, as one of the most relevant to CNH Industrial, highlighting the importance of adopting alternative solutions that minimize the impact of a product’s life cycle.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 11

CO2 and other air emissions was also one of the most relevant topics, considering not only the impact of manufacturing processes, but also of the entire value chain (logistics, supply chain, and product use). Even the topic Occupational health and safety ranked among the most relevant to both the Company and its stakeholders, highlighting the importance of an approach based on effective preventive and protective measures that involves all employees.
CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to take incorporate changes in stakeholder perceptions and incorporate any new aspect that may become significant for the Company or its stakeholders. Additional stakeholders will be interviewed in 2020 to identify needs or priorities related to the current material topics.

Topic	Reference
PRODUCT & INNOVATION
Circular Product life cycle	Business Overview/Industry Overview
Autonomous vehicles	Business Overview/Industry Overview
Connectivity	Business Overview/Industry Overview
Self-sustaining food systems	Business Overview/Industry Overview
Trade, regulations, and public debate	Business Overview/Industry Overview
BEHAVIORS & ENGAGEMENT
Occupational health and safety	Human Resources/Employees
Local community engagement	Corporate Governance/Community Relations
Value chain management	Business Overview/Suppliers
Employee engagement	Human Resources/Employees
Digital workplaces	N.A.
PROCESSES & APPLICATIONS
CO2 and other air emissions	Business Overview/Plants and Manufacturing Processes
Renewable energy	Business Overview/Plants and Manufacturing Processes
Water and waste efficiency	Business Overview/Plants and Manufacturing Processes
Innovation-to-zero	Business Overview/Plants and Manufacturing Processes; Human Resources/Employees
Taskforce on Climate-related Financial Disclosures
CNH Industrial is committed to climate change mitigation and aims at full transparency in its management of climate-related risks and opportunities through the disclosures provided in this section, in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). The following section contains four thematic areas showing how the Company is tackling climate-change risks and opportunities: Governance, Strategy, Risk, Management, and Metrics and Targets. For further details, please see the TCFD correspondence table at the end of this section.
Governance
The Governance and Sustainability Committee of the Board of Directors is responsible for reviewing and guiding the strategy and risk management policies related to climate change at executive level. Moreover, the Committee is responsible for monitoring the implementation of measures to meet climate change targets such as CO2 emissions and energy efficiency.
The highest responsibility for initiatives focusing on energy efficiency and on the management of CO2 emissions at CNH Industrial lies with the Global Executive Committee. GEC members are also members of the SSC, together with the leaders of the following functions: Corporate Communications, Legal, Compliance, Internal Audit, and Corporate Control & Accounting, and Sustainability. The SSC is responsible for defining sustainability strategy and for integrating sustainability aspects into operating processes, and is chaired by the Chief Sustainability Officer.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 12

Strategy
CNH Industrial’s risk assessment process, which includes climate-related risk, identifies the risks and opportunities on which the Company’s climate change strategy is based.
CNH Industrial has started to align the reporting of its climate change mitigation actions with the recommendations of the TCFD. To this end, the Company is planning to carry out the recommended scenario analysis in the coming years and setting scientific, research-based targets accordingly. In the meantime, CNH Industrial developed a scenario analysis which led to the identification of the Internal Price of Carbon ("IPoC"), an indicator that enables it to prioritize energy-saving projects based on their ability to generate the greatest reduction in CO2 emissions. The IPoC is used as a decision-making tool whenever an initiative is presented to the Company's Investment Committee.
The identification of climate-related risks and opportunities led to the definition of a decarbonization strategy, in the light of which CNH Industrial reviewed its business priorities, adapted its financial programming, and identified the following steps for its product portfolio:

▪
biofuels: development of vehicles powered by natural gas, currently the most widely available "green" fuel, and engines powered by other more environmentally friendly fuels, such as dimethyl ether (DME) and green diesel (HVO)

▪	electrification: development of further electric drive technologies

▪	hydrogen: hydrogen fuel cells represent the most promising electric drive technology for industrial, heavy-duty applications such as long-haul transport.
In order to implement its decarbonization strategy, CNH Industrial plans to develop new products by 2022 and 2024 (e.g., next generation alternative fuel engines, natural gas engine technologies, and alternative fuel tractors and wheel loaders).
To tackle climate change issues, CNH Industrial has integrated these projects and a number of specific climate-related topics into its Sustainability Plan and has defined long-term strategic targets that will drive its business strategy.
Risk Management
CNH Industrial’s Enterprise Risk Management ("ERM") system is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and adapted according to specific Company requirements. Climate-related issues are therefore integrated into the overall risk management process.
The process of identifying and prioritizing risks follows a bottom-up analysis: (i) management survey, (ii) GEC member interviews; and (iii) risk assessment discussions with the Audit Committee of the Board of Directors.
Direct feedback received from each of these layers, including the Board, is used to identify and develop risk-mitigating activities within a given business or functional area.
In order to strengthen sustainability and resilience within CNH Industrial, the Company works to develop and launch forward-looking solutions to better understand the impacts of natural hazards and to respond accordingly. The ability to assess the losses and costs associated with natural hazards essential for better decision making on hazard-mitigation investments and planning.
Metrics and targets
CNH Industrial has developed various indicators and tools to assess its contribution, exposure, and resilience to climate change. Annually, the Company reports its climate change impacts and performance according to the Global Reporting Initiative (GRI) Standards in its Sustainability Report. CO2 emissions are calculated according to the Greenhouse Gas Protocol (GHG Protocol), incorporated into Company Guidelines.
Based on the climate-related risks and opportunities identified, CNH Industrial sets targets, included in its Sustainability Plan, to reduce emissions and increase energy efficiency:

TARGETS	REFERENCE PERIOD
Monitoring of CO2 emissions of 100% of key suppliers	2022
-20% vs. 2014 in kg of CO2 emissions per ton of goods transported (including spare parts)	2024
25% of product portfolio available with natural gas powertrains	2024
-30% vs. 2014 in energy consumption per production unit at Company plants worldwide	2030
-60% vs. 2014 in CO2 emissions per production unit at Company plants worldwide (2024 target: -46% vs. 2014 in CO2 emissions per production unit)	2030
90% of total electricity consumption derived from renewable sources (2024 target: 80% of total electricity consumption derived from renewable sources)	2030

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 13

TCFD correspondence table

Thematic area	Recommended TCFD disclosures	Reference
Governance Disclose the organization’s governance around climate-related risks and opportunities.	a) Describe the board’s oversight of climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation; Corporate Governance/Board of Directors; the Governance and Sustainability Committee
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy/Management; Purchasing Processes; Sustainable Products

Risk Management Disclose how the organization identifies, assesses, and manages climate-related risks.	a) Describe the organization’s processes for identifying and assessing climate-related risks.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
b) Describe the organization’s processes for managing climate-related risks.
▪ Annual Report: Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities
▪ Sustainability Report: Our Governance Model/Risk management; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
Metrics & targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy performance

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 14

As further evidence of its commitment to promote sustainable development and to mitigate climate change, the Company endorsed two of the commitments promoted by the CDP(1) through its Commit to Action campaign during the UN Climate Change Conference (COP21) held in Paris in December 2015. CNH Industrial committed to (i) produce and use climate change information in mainstream corporate reports out of a sense of fiduciary and social responsibility, and (ii) engage in national and international debates to contribute to reducing greenhouse gas emissions. In response to the first commitment, some information required by the Climate Change Reporting Framework of the Climate Disclosure Standards Board (CDSB) is included in this Annual Report.

Methodologies
This Non-Financial Statement addresses the requirements of the Dutch Decree dated March 14, 2017 on Non-Financial Information, that implemented the Directive 2014/95/EU into Dutch law and this Non-Financial Statement is based on the GRI Standards reporting guidelines.
Defining the contents of this Annual Report is a process based on principles of materiality, stakeholder inclusiveness, sustainability context, and completeness. Ensuring the quality of information concerns principles of balance, comparability, accuracy, timeliness, clarity, and reliability.
Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on CNH Industrial commitment to sustainable development, see the 2019 Sustainability Report.
The contents related to the different requirements stated in the Dutch Decree are included in this Annual Report in different sections. The table below shows the internal references where to find the information for each requirement.

(1) CDP is the international non-profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share essential environmental information.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 15

EU Directive Non-Financial Information and Diversity information reference table

Topic	Subtopic	Included (yes/no)	Reference
Business model		Yes	Business Overview; Our Commitment to Sustainable Development and Long-term Value Creation; Corporate Governance/Code of Conduct
Relevant social and personnel matters (e.g. HR, safety etc.)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	How risks are managed.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	Non-financial key performance indicators.	Yes	Human Resources/Employees; Business Overview/Suppliers
Relevant Environmental matters (e.g. climate-related impacts)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	How risks are managed.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	Non-financial key performance indicators.	Yes	Business Overview/Plants and Manufacturing Processes
Relevant matters with respect for human rights (e.g. labour protection)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	Non-financial key performance indicators.	Yes	Corporate Governance/Respect for Human Rights
Relevant matters with respect to anti-corruption and bribery	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	Non-financial key performance indicators.	Yes	Corporate Governance/Anti-Corruption and Bribery
Insight into the diversity (executive board and the supervisory board)	A description of the policies pursued.	Yes	Corporate Governance/Board of Directors
	Diversity targets	No	Corporate Governance/Board of Directors
	Description of how the policy is implemented	Yes	Corporate Governance/Board of Directors
	Results of the diversity policy	Yes	Corporate Governance/Board of Directors

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 16

Presence in Sustainability Indexes
Inclusion in sustainability indexes, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s commitment sustainability. In 2019, CNH Industrial was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the ninth consecutive year. It received a score of 88/100. Still in 2019, CNH Industrial scored A- in the CDP Climate Change program, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change. It also ranked among the 72 A-listers in the CDP Water Security program, won the SAM Gold Class Sustainability Award 2020, and was awarded ISS-oekom Prime Status.
As of December 31, 2019, CNH Industrial was included in the following indexes: FTSE4Good Index Series, ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best in Class, ECPI Euro ESG Equity, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX Global Low Carbon Footprint, STOXX Global Reported Low Carbon Index(1) and Integrated Governance Index (IGI). Furthermore, as of 2019, CNH industrial received an MSCI ESG Rating of AAA.

(1) Those listed are the main global STOXX indexes in which CNH Industrial is included.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 17

REPORT ON OPERATIONS
SELECTED FINANCIAL DATA

($ million)	2019(*)	2018(**)	2017(***)	2016(****)	2015(****)
Net revenues	28,024	29,736	27,624	25,328	26,378
Profit/(loss) before taxes	1,208	1,914	740	(28)	659
Profit/(loss)	906	1,399	456	(371)	234
Attributable to:
Owners of the parent	874	1,368	439	(373)	236
Non-controlling interests	32	31	17	2	(2)
Basic earnings/(loss) per common share ($)	0.65	1.01	0.32	(0.27)	0.17
Diluted earnings/(loss) per common share ($)	0.65	1.01	0.32	(0.27)	0.17
Investments in tangible and intangible assets	1,063	1,033	896	874	1,116
of which: capitalized R&D costs	426	455	404	372	460
R&D expenditure(1)	1,050	1,080	986	891	877
Total Assets	49,182	48,650	50,798	47,834	49,117
Total equity	7,863	7,472	6,684	6,634	7,217
Equity attributable to owners of the parent	7,819	7,443	6,671	6,623	7,170

(*)
Effective January 1, 2019, CNH Industrial has adopted the IFRS 16 – Leases using the modified retrospective approach, without recasting prior periods. Reference should be made to paragraph “New standards and amendments effective from January 1, 2019” of section "Significant accounting policies" included into the Notes to the Consolidated Financial Statements.

(**)
Effective January 1, 2018, CNH Industrial adopted IFRS 15 – Revenue from Contracts with Customers using the full retrospective approach. On the same date, CNH Industrial adopted IFRS 9 – Financial Instruments retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.

(***)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (IFRS 15).

(****)	As previously reported.

(1)	Includes capitalized development costs and research and development (“R&D”) costs charged directly to the income statement.

Board Report Selected Financial Data 18

RISK FACTORS
The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. For the 2019 financial statements contained in this Annual Report, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS
Global economic conditions impact our businesses
Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates, the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business
We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
▪changes in laws, regulations and policies that affect, among other things:
◦import and export duties and quotas;
◦currency restrictions;
◦the design, manufacture and sale of our products, including, for example, engine emissions regulations;
◦interest rates and the availability of credit to our dealers and customers;
◦property, contract rights and intellectual property;

◦
where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

Board Report Risk Factors 19

◦taxes;
▪regulations from changing world organization initiatives and agreements;
▪changes in the dynamics of the industries and markets in which we operate;
▪labor disruptions;

▪
disruption in the supply of raw materials and components (e.g. as a consequence of epidemics and pandemics), including rare materials (the latter might be more easily the target of sudden increases due to a variety of factors, including speculative measures or unforeseen political changes);

▪
changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;

▪
withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries or covering certain products or raw materials, including developments in U.S.-China trade relations; and

▪war, civil unrest and terrorism.
In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy. The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions regionally as well as globally, disrupt supply chains and otherwise impact operations. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our end markets and our operations; however, the effect on our results may be material and adverse.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability
The agricultural equipment market is influenced by factors such as:
▪the price of agricultural commodities and the ability to competitively export agricultural commodities;
▪the profitability of agricultural enterprises, farmers’ income and their capitalization;
▪the demand for food products; and

▪
agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.

In addition, droughts and other unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced by factors such as:
▪public infrastructure spending; and
▪new residential and non-residential construction; and
▪capital spending in oil and gas and, to a lesser extent, in mining.
The commercial vehicles market is influenced by factors such as:
▪changes in global market conditions, including interest rates;
▪changes in business investment, including timing of fleet renewals; and
▪public infrastructure spending.
The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, if demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including higher fixed costs associated with lower production levels at our plants. Our business may be negatively impacted if we

Board Report Risk Factors 20

experience excess inventories or we are unable to adjust our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations on a timely basis.
We depend on suppliers for raw materials, parts and components
We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Increasing demand for certain products has resulted in challenges in obtaining parts and components due to supplier constraints. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, pandemics or other unforeseen events, could negatively impact our business, results of operations and financial condition. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, epidemics and pandemics (like the recent Coronavirus outbreak) or other unforeseen events, could negatively impact our business, results of operations and financial condition
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations
We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the truck and construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations
We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on our products or operations, they could result in higher capital expenditures and negatively impact our business, results of operations,

Board Report Risk Factors 21

financial position and competitive position. Finally, recent public opinion backlash against diesel engine emissions might trigger the adoption of policies severely restricting the use of diesel engines.
Changes in government monetary or fiscal policies may negatively impact our results
Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow economic growth in those countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can significantly influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products
Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In September 2019, we announced our five-year Strategic Business Plan. This Plan includes investments in innovation designed to further develop existing, and create new, product offerings responsive to customer needs, thereby producing sales growth in existing markets and expansion into new markets. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet the quality, performance and price expectations of our customers, and our ability to develop effective sales, dealer training and marketing programs. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.
Our existing operations and expansion plans in emerging markets could entail significant risks
Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide, and in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.
We may not realize all of the anticipated benefits from our business simplification initiatives, the spin-off of our On-Highway business and cost management initiatives
As part of our Strategic Business Plan, we are actively engaged in a number of initiatives to simplify our business and increase our productivity, efficiency and cash flow, which we expect to have a positive long-term effect on our business, results of operations and financial condition. These initiatives include the announced spin-off of our On-Highway business and the 80/20 simplification process related to our product portfolio. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency improvements or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize

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anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
We are subject to extensive anti-corruption and antitrust laws and regulations
Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 28 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2019.
We may be adversely affected by the U.K. vote to leave the European Union (Brexit)
In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). The U.K. withdrew from the European Union on January 31, 2020. Following its departure, the U.K. entered a transition period until December 31, 2020. Negotiations during the transition period will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. Any effect of Brexit is expected to depend on the agreements, if any, negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. The terms of the withdrawal, including terms of trade, are subject to ongoing negotiations that have created significant uncertainty about the future relationship between the U.K. and the EU. Brexit may also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. Any of these effects of Brexit, among others, could adversely affect our business, results of operations and financial condition.
Brexit could adversely affect U.K., European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.
We are organized as a Dutch company, but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks - CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere”). We do not expect the U.K.’s exit from the European Union to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether any measures implemented in connection with the U.K.'s exit from the European Union or arrangements relating to the future relationship between the European Union and the U.K. will ultimately have any such impact.
Dealer equipment sourcing and inventory management decisions could adversely affect our sales
We sell our products primarily through independent dealers and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If our dealers’ inventory levels are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided

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by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.
We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations
We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:
▪technological and product synergies, economies of scale and cost reductions not occurring as expected;
▪unexpected liabilities;
▪incompatibility of operating, information or other systems;
▪unexpected changes in laws;
▪inability to retain key employees;
▪protecting intellectual property rights;
▪inability to source certain products or components (or the cost thereof);
▪significant costs associated with terminating or modifying alliances; and
▪problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations
In the ordinary course of business, we are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 28 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2019.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability
We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.

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While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, could be sources of information security risk to us.
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems and data. The amount or scope of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
Changes in privacy laws could disrupt our business
We are also subject to various laws regarding privacy and the protection of personal information. The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The European Union's General Data Protection Regulation (“GDPR”) imposes more stringent data protection requirements and provides for significant penalties for noncompliance. New privacy laws will continue to come into effect around the world, including the California Consumer Privacy Act and Brazil’s General Law of Personal Data Protection. We may be required to incur significant costs to comply with these and other privacy and data security laws, rules and regulations. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
We face risks associated with our employment relationships
In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition.
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
Our business may be affected by unfavorable weather conditions, climate change or other calamities
Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms, droughts, diseases and pests can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
In addition, natural disasters, pandemic illness, terrorist attacks or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be

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negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.
Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.
Changes in demand for food and alternate energy sources could impact our revenues
Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.
International trade policies may impact demand for our products and our competitive position
Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
FINANCIAL RISKS
Difficulty in obtaining financing or refinancing existing debt could impact our financial performance
Our performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
We are subject to exchange rate fluctuations, interest rate changes and other market risks
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.
We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services normally implements a matching policy to offset the impact of differences in

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interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see Note 31 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2019.
We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.
Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial industry
Negative economic conditions can have an adverse effect on the financial industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used equipment and higher than expected equipment returns at lease maturity.
An increase in delinquencies or repossessions could adversely affect the results of Financial Services
Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and thus necessitate an increase in Financial Services’ estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.
New regulations or changes in financial services regulations could adversely impact us
Financial Services’ operations are highly regulated by governmental authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its implementing regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect Financial Services' ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.
We may be exposed to shortfalls in our pension plans
At December 31, 2019, the funded status for our defined benefit pension, and other post-employment benefits was an underfunded status of $1,431 million that is included in the consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2019, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 23 “Provisions for employee benefits”.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.

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We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility
As of December 31, 2019, we had an aggregate of $25,413 million (including $20,820 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $7,863 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including

▪	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

▪
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

▪	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

▪	we may not be able to invest in the development or introduction of new products or new business opportunities;

▪	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and

▪	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.
Further, our indebtedness under some of our instruments including our revolving credit facilities and derivative transactions may bear interest at variable interest rates based on LIBOR. The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than in the past and LIBOR may ultimately cease to exist after 2021 or be unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new credit facilities and derivative transaction entered into after 2021. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility
The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

▪	incur additional indebtedness by certain subsidiaries;

▪	make certain investments;

▪	enter into certain types of transactions with affiliates;

▪	sell or acquire certain assets or merge with or into other companies; and/or

▪	use assets as security in other transactions.
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see Note 25 “Debt” to the Consolidated Financial Statements at December 31, 2019.
OTHER RISKS
CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere
CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be regarded as being U.K.-

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resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.
Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.
We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.
Tax may be required to be withheld from dividend payments
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.
We may incur additional tax expense or become subject to additional tax exposure
We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see Note 10 “Income Taxes” to the Consolidated Financial Statements at December 31, 2019.
We intend for the On-Highway separation to qualify as a tax-free allocation of shares to our shareholders in some jurisdictions, but no assurance can be given that the separation will receive such tax-free treatment in any specific jurisdiction
It is our intention to structure the spin-off of our "On-Highway" business (commercial vehicles and powertrain) in a tax efficient manner, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders, and/or persons that receive the allocation of On-Highway shares, will not incur tax liabilities in connection with the separation and allocation. In particular, the requirements for favorable tax treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex. Accordingly, no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted.
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges
The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules,

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trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.
The loyalty voting program may affect the liquidity of our common shares and reduce our share price
CNH Industrial’s loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the merger, of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial (the “Merger”), the option to elect to participate in the loyalty voting program and have their common shares registered in the Company's Loyalty Register and receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting program may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result
The provisions of our Articles of Association establishing the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2019, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.2%. For further information, see section “Major Shareholders”. Such shareholders participating in the loyalty voting program could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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BUSINESS OVERVIEW
GENERAL
We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
CNH Industrial has five operating segments:

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Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.

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Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction and New Holland Construction brands.

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Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

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Powertrain designs, manufactures and distributes, under the FPT Industrial Brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

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Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

Net revenues by segment in the years ended December 31, 2019 and 2018 were as follows:

($ million)	2019	2018
Agriculture	10,958	11,786
Construction	2,768	3,021
Commercial and Specialty Vehicles	10,440	10,933
Powertrain	4,114	4,557
Eliminations and Other	(2,111)	(2,370)
Total of Industrial Activities	26,169	27,927
Financial Services	1,996	1,996
Eliminations and Other	(141)	(187)
Total for the Group	28,024	29,736

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Net revenues by region in the years ended December 31, 2019 and 2018 were as follows:

($ million)	2019	2018
Europe	14,196	14,910
North America	6,794	6,937
South America	2,876	3,074
Rest of World	4,158	4,815
Total	28,024	29,736

INDUSTRY OVERVIEW
Agriculture
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("hp") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower hp range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agriculture's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.
Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

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Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In South America and in other emerging markets, the number of farms is growing, and mechanization is replacing manual labor. In Rest of World, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.
Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.
Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agriculture.
Construction
The construction equipment market consists of two principal segments: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.
In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.
Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

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Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction.
Heavy Construction
Heavy construction equipment typically includes general construction equipment such as large wheel loaders and excavators, and road building and site preparation equipment such as graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.
Sales of heavy construction equipment depend on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.
Light Construction
Light construction equipment is also known as compact and service equipment, and it includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant, and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and South America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.
Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.
The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders and mini-crawler excavators.

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Commercial and Specialty Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage, and/or distribution.
The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
Although economic cycles have a significant influence on demand for M&H trucks in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport goods tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In South America, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In Rest of World, sales tend to be higher in the second and fourth quarters due to local holiday periods.
Although we believe that diesel remains, for the foreseeable future, the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and methane) and full electric vehicles.
The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.

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The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.
Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and bus production lead-time.
Powertrain
The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.
In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the heavy construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are perceived as more environmentally friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.
COMPETITION
The industries in which we operate are highly competitive. We believe that we have many competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.
We compete with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor

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brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
Our main competitors in the agricultural equipment market are Deere, AGCO, Claas, the Argo Group, the Same Deutz Fahr Group and Kubota.
Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and Deere.
Our principal competitors in the commercial vehicles market are Daimler; the Traton (previously Volkswagen) Group; Paccar; the Volvo Group; Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.
The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, Deere, Volvo, and Yanmar.
PRODUCTS
Agriculture
Agriculture’s product lines are sold primarily under the Case IH and New Holland brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Certain agricultural equipment products are also sold under the Kongskilde, Överum, and JF brands. To capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and STEYR for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, warranty terms, technology offering and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR remain an important part of each brand’s unique identity.
Agriculture’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agriculture also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.
Case IH and New Holland brands enable their customers to share in-depth real-time machine information with AgDNA, FieldView, and Farmers Edge digital management systems. In the fourth quarter of 2018, Agriculture launched AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM will provide our dealers and customers access to exclusive productivity enhancing precision farming technologies.
In 2019, the Company acquired AgDNA, which forms part of CNH Industrial’s long-term roadmap to enhance and extend its precision farming offering, in line with its commitment to delivering increasing digitalization and servitization in agriculture to add value for both customers and shareholders. AgDNA is an industry leading Farm Management Information System (FMIS) that automatically collects and analyzes data from CNH Industrial’s agricultural brands and other third-party agricultural equipment. The cloud-based platform analyzes equipment, agronomic and environmental data to deliver actionable insights directly to producer’s smartphones and tablets to help them maximize the agronomic performance of their CNH Industrial and other equipment and increase farm profitability.
Further, the Company's 2019 acquisition of agricultural implement manufacturer K-Line Ag adds key tillage and residue management equipment, which is critical to ensuring optimal seedbed preparation, fundamental to productive yields, and will further enhance the crop production portfolios of Case IH and New Holland Agriculture. K-Line became the number one tillage manufacturer in Australia by designing robust and reliable products for some of the world’s harshest soil conditions. The Speed-Tiller high-speed disk, being offered as a Case IH branded product in North America in 2020, is a dual-season tool that cuts, sizes and incorporates high levels of crop residue, improving soil quality and maximizing crop yields.

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In 2019, the Company also acquired ATI, which manufactures track systems for combines and tractors. The combining of CNH Industrial and ATI’s track experience provides a pipeline of track options and designs to maximize power to the ground while maintaining flotation. Beginning in 2020, Case IH will offer the innovative PowerFlexTM track systems for both new combine orders and already owned combines to give flexibility to customers. PowerFlex has a fully suspended track system that improves flotation and ride while increasing speeds. ATI also manufactures track systems for the New Holland 4WD tractors.
Construction
Construction’s product lines are sold primarily under the CASE and New Holland Construction brands. CASE provides a wide range of products on a global scale, including crawler excavators that utilize technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.
Construction's products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include general construction equipment such as large excavators and wheel loaders, and road building and site preparation equipment such as compactors, graders and dozers. Light construction equipment is also known as compact and service equipment, and its product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators and compact wheel loaders. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO AND IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 3.5 – 7.2 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 16 tons range, the Trakker, a vehicle dedicated to off-road transport, and the Stralis, dedicated to on road. In July 2019, Iveco started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off road is expected to be introduced in 2020. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.
The M&H vehicles product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles. We continue to develop engines with specific components and configurations optimized for use with CNG and LNG and we have developed a comprehensive roadmap for the introduction in the market of a complete range of zero emission vehicles (from Light to Heavy).
Under the IVECO ASTRA brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain Iveco technology.

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Buses (IVECO BUS and Heuliez Bus)
Under the IVECO BUS and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. IVECO BUS is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation and is a leader in France for the urban bus market.
Specialty Vehicles (Magirus and Iveco Defence Vehicles)
Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.
Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions, and axles under the FPT Industrial brand.
Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. During 2019, FPT Industrial presented different leading engines, such as the N67 Natural Gas specifically designed for off-road applications; the F28, an engine also for the off-road segment designed to be small, productive and environmentally-friendly, with Diesel and Natural Gas versions; and the C16 600 marine engine to support heavy commercial missions in the marine sector. FPT Industrial also presented Red Horizon, its premium integrated marine control system, and developed an innovative propulsion architecture for STEYR’s hybrid tractor concept, which further advanced the Brand’s efforts in E-Powertrain. This architecture consisted of a 4.5-liter engine for battery charging and, for traction, four independent electric motors installed in the wheel hubs.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.
Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial and Specialty Vehicles’ demand, including specialty vehicles (military and fire-fighting).
In the fourth quarter of 2019, CNH Industrial announced its acquisition of Dolphin N2, a startup specializing in innovative combustion engine technology and its partnership with Microvast to develop and offer battery power systems.
SALES AND DISTRIBUTION
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to reduce structural costs, while maximizing sales and customer satisfaction.
In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methods.

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Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers to complete their product offerings or to satisfy local demand for a particular specialty application or segment.
A strong dealer network with wide geographic coverage is a critical element in the success of Agriculture and Construction. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agriculture and Construction are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agriculture and Construction have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2019, we operated two and five company-owned Agriculture and Construction dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2019, Commercial and Specialty Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 15 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.
A key element of Commercial and Specialty Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial and Specialty Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
In accordance with European legislation, Commercial and Specialty Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial and Specialty Vehicles’ dealers to carry multiple brands.
Powertrain
Powertrain provides propulsion solution products for Agriculture, Construction, and Commercial and Specialty Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
Powertrain has a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
PRICING AND PROMOTION
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we

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engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.
We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.
PARTS AND SERVICES
The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.
As of December 31, 2019, we operated and administered 46 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 13 in Europe, 3 in South America, and 20 in Rest of World. The network includes 33 parts depots that support Agriculture, 27 that support Construction, 19 that support Commercial and Specialty Vehicles and 5 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
As of December 31, 2019, Commercial and Specialty Vehicles had approximately 5,000 Sales and/or Service Network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.
JOINT VENTURES
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

▪	in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

▪	in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

▪	in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

▪
in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

▪	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;

▪
in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America; and

▪	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy-duty commercial vehicles and buses.
FINANCIAL SERVICES
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, their dealers, and customers.

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Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.
In North America, customer and dealer financing activities, which support the sales of Agriculture and Construction, are managed through our wholly-owned financial services companies.
In Europe, there are two joint ventures that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For South America, customer and dealer financing activities in Brazil, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
For Rest of World, customer and dealer financing activities in Australia and India, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agriculture, Construction, and Commercial and Specialty Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used equipment taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. During the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors and new digital technologies like “geo-fencing” to conduct

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periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
Sources of Funding
The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.
Financial Services has periodically accessed the asset-backed securitization (“ABS”) markets in the United States, Canada, and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. Financial Services has also accessed the unsecured bond market in the United States, Brazil and Australia and commercial paper market in the United States and France to add more diversity to its funding structure. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
Competition
The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.
LEGAL PROCEEDINGS
As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in Note 28 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2019.
The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations.
Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
INSURANCE
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that

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is customary in our industry. We use a broker that is a subsidiary of Fiat Chrysler Automobiles N.V. to place a portion of our insurance coverage.
PLANTS AND MANUFACTURING PROCESSES
As of December 31, 2019, we owned 67 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses and office buildings.
A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $4 million and $61 million at December 31, 2019 and 2018, respectively.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2019, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $1,063 million of which 68% was spent in Europe, 21% in North America, 6% in South America and 5% in Rest of World. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2018, our total capital expenditures were $1,033 million. The increased capital expenditures in 2019 from 2018 is related to our investment cycles, particularly for product enhancements, and primarily to our efforts on sustainability programs which include investments in digitalization, alternative propulsion, and automation.
The following table provides information about our manufacturing and engineering facilities as of December 31, 2019:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
Modena	Components (Agriculture and Construction)	102
S. Matteo	R&D center (Agriculture)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
Torino	Engines (marine & powertrain)	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts; R&D center	151
Pregnana Milanese	Engines	31
S. Mauro	Excavators; R&D center	57
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agriculture)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
St. Nazianz	Self-propelled sprayers	24
Mt. Vernon	Tracks	7
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12

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Location	Primary Functions	Approximate Covered Area (Sqm/000)
Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Annonay	Buses (Coaches & City); R&D center	114
Venissieux	R&D center (Commercial and Specialty Vehicles)	18
Rorthais	Buses (City); R&D center	29
Fourchambault	Engines (remanufacturing)	29
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	16
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	21
Sorocaba	Combines and other Agriculture; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial and Specialty Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	121
Chongqing	Engine; R&D centers	76
Urumqi	Cotton pickers	10
Argentina
Cordoba	Engines	20
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Pithampur	Backhoe loaders, earth compactors; R&D center	29
Pune	Sugar cane harvesters and combines; R&D center	77
Noida	Tractors; R&D center	82
Poland
Plock	Combines, balers and headers; R&D center	129
Kutno	Row crop, cultivators, harvesters; R&D center	33
Australia
Dandenong	Trucks (heavy); R&D center	42
Cowra	Tillage; R&D center	5
Others
Basildon (U.K.)	Tractors; R&D center	129
Överum (Sweden)	Ploughs; R&D center	49
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
St. Valentin (Austria)	Tractors; R&D center	53
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	125
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (Intercity); R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6

Board Report Business Overview 45

World Class Manufacturing
In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.
One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2019, approximately 446,500 suggestions were collected across the plants where WCM principles are applied, with an average of 14 per employee. The projects implemented in 2019 within WCM generated savings of approximately $96.2 million.
Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). As of December 31, 2019, 55 plants were participating in the program, representing 99% of revenues from sales of products manufactured in Group’s plants. By the end of 2019, 2 plants have gold awards, 17 plants have silver awards and 26 plants have bronze awards.
Environmental impacts of manufacturing processes
The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information, and people engagement, thus facilitating long-term management. CNH Industrial has adopted an Environmental Policy that describes the short, medium, and long-term commitments toward responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats and biodiversity.
These aspects are included in CNH Industrial's environmental management system and energy management system and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach facilitates the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.
The materiality analysis identified air emissions (covered by the material topic CO2 and other air emissions), the use of renewable energy, the consumption of water, and the management of waste as the most significant environmental aspects for both the Company and its stakeholders.
The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the GEC.
Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2019, 61 plants were ISO 14001 certified, while ISO 50001 energy management systems were implemented in 55 plants, representing about 99.6% of energy consumption.
Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate levels (plant, segment, geographic area, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.

Board Report Business Overview 46

In 2019, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

Environmental and energy targets	Target year	Target
Energy consumption (GJ per hour of production)	2030	-30% vs.2014
CO2 emissions (tons per hour of production)	2024	-46% vs.2014
	2030	-60% vs.2014
Electric energy consumption from renewable sources (%)	2024	80%
	2030	90%
VOC emissions (g/m2)	2022	-27% vs. 2014
Water withdrawals (m3 per hour of production)	2022	-24% vs. 2014
Hazardous waste generation (kg per hour of production)	2022	-36% vs. 2014
Waste recovered (%)	2024	94%

Environmental and energy performance(1)	2019/2018(%)	2019	2018
Energy consumption (GJ per hour of production)	-7.8%	0.10050	0.10898
CO2 emissions (tons per hour of production)	-14.7%	0.00509	0.00597
Electric energy consumption from renewable sources (%)	—	71.8	70.4
VOC emissions (g/m2)(2)	-8.1%	42.0	45.7
Water withdrawals (m3 per hour of production)	-4.5%	0.075	0.079
Hazardous waste generation (kg per hour of production)	-5.1%	0.26	0.27
Waste recovered (%)	—	93.3	92.4

(1)
Environmental performance relates to 56 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 57 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants.

CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines. The indicator includes scope 1 and scope 2 emissions, as per the market-based methodology of the GHG Protocol.
The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
The performance of the indicators is in line with the targets set.

(2)	2018 data restated with respect to the 2018 EU-IFRS Annual Report, following a change in 2019 to the way of calculating the painted surfaces of vehicles manufactured at 3 plants in South America.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $44 million in 2019 and included: $33 million on waste disposal and emissions treatment and $11 million for prevention and management of environmental impacts and hazards. In 2019, over $12.8 million was invested in improving energy performance, leading to a reduction in energy consumption of approximately 254 TJ and a corresponding reduction in CO2 emissions of over 18,000 tons.
Numerous projects were implemented in 2019 to optimize environmental and energy management. For example, the Modena plant (Italy) started to reuse the water for cooling the cataphoresis oven to produce industrial water for its washing machines, instead of discharging it following treatment. This enabled the plant to reduce its industrial water consumption by about 5,000 cubic meters per month. Overall, the plant cut its yearly water withdrawal by approximately 20%, saving about $27,000.
SUPPLIERS
CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.
At December 31, 2019, CNH Industrial had approximately 4,175 global direct materials suppliers.
CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. Supplier selection is based not only on cost, product innovation, production flexibility, and the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

Board Report Business Overview 47

Furthermore, to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to self-assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, and health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows the Company to identify critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up, on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2019, 790 suppliers were assessed through the questionnaire and 85 audits were performed worldwide. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored through follow-ups discussions and meetings between supplier and auditor. The monitoring process is considered also as a way to promote continuous improvement along the supply chain. The challenging target set for 2024 is to assess 100% of direct suppliers for sustainability matters.
In line with previous years, several initiatives continued to promote the exchange of ideas and information, including Technology Days (31 events organized in 2019) attended by approximately 1,100 people where suppliers that are industry-leaders in innovation, technology and quality discussed specific topics and shared information on recent technological developments.
Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 215 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.
In addition, another important supplier engagement activity carried out in 2019, the CDP Supply Chain initiative, concerns the mitigation of environmental impacts. In keeping with the previous year, 139 suppliers were selected to fill out the CDP questionnaire, to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.
Moreover, CNH industrial has implemented a compliance program and policy intended to promote responsible sourcing of tin, tantalum, tungsten, and gold (“3TG”) from the Democratic Republic of Congo (DRC) and surrounding region (conflict minerals), where revenues from the extraction of natural resources have historically funded armed conflict and human rights abuses. CNH Industrial’s Conflict Minerals Policy was adopted in 2013 and is available on the Company website. The Policy is intended to promote sourcing 3TG from responsible sources in the Democratic Republic of Congo and surrounding region. The Company annually performs its supply chain due diligence consistent with OECD guidelines. CNH Industrial is committed to making reasonable efforts to establish, and to require each supplier to disclose, whether 3TG are used or contained in products purchased by the Company and the source of that 3TG.

Board Report Business Overview 48

RESEARCH AND DEVELOPMENT
In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component in its strategic development. Each year the Company makes substantial investments in research and development. Such continuous investment and development activities are critically important to the long-term success of the Group.
Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (“TCO”). In this spirit, research activities focus primarily on the development of products that can: reduce polluting emissions; optimize energy consumption and efficiency; use alternative fuels; adopt alternative traction systems; incorporate advanced telematics systems and precision farming functionality. The Company’s Research and Development activities focus on four main areas: decarbonization, electrification, automated driving, and connectivity and data management.
In 2019, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $1,050 million, or 4.1% of net revenues from Industrial Activities.
Research and development activities involved approximately 5,700 employees at 56 sites around the world of which approximately 800 employees were located at 13 sites in emerging countries(1).
The following table shows our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2019 and 2018:

($ million)	2019	2018
Agriculture	470	485
Construction	87	85
Commercial and Specialty Vehicles	316	332
Powertrain	177	178
Eliminations and Other	—	—
Total of Industrial Activities	1,050	1,080
Financial Services	—	—
Eliminations	—	—
Total for the Group	1,050	1,080
We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 11,984 active patents, including 1,765 new patents registered during the year (in addition to 4,402 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on us.

(1) Emerging Markets are defined as low, lower-middle or upper-middle income countries as per the World Bank list of economies as at June 2019.

Board Report Research and Development 49

HUMAN RESOURCES
EMPLOYEES
The ability to attract, retain, and further develop qualified employees is crucial to the success of CNH Industrial’s businesses and its ability to create value over the long-term. CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of Group hourly employees.
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2019 and 2018:

(number)	2019	2018
Agriculture	25,163	25,711
Construction	5,318	5,424
Commercial and Specialty Vehicles	23,692	23,933
Powertrain	8,064	8,265
Other Activities	134	143
Total of Industrial Activities	62,371	63,476
Financial Services	1,128	1,149
Total	63,499	64,625

(number)	2019	2018
Europe	41,499	41,982
North America	8,447	8,856
South America	7,997	8,001
Rest of World	5,556	5,786
Total	63,499	64,625
As of December 31, 2019, CNH Industrial had 63,499 employees, a decrease of 1,126 from the 64,625 employees at year-end 2018. The change was mainly attributable to the difference between new hires (approximately 5,200) and departures (approximately 6,300) during the year. A further decrease of approximately 40 employees was due to changes in the scope of operations, mainly related to the sale of the Company’s Truckline parts business (retailer and distributor of aftermarket commercial vehicle parts and accessories in Australia), partially offset by three acquisitions - AgDNA, ATI Inc., and K-Line Ag - in Australia and North America. These acquisitions are part of CNH Industrial’s commitment to growing its global agriculture business by ensuring its brands’ global customers have access to technological advancements. Excluding the changes in the scope of operations, the decrease compared to year-end 2018 is attributable to the drop in permanent and fixed-term workers in manufacturing, primarily in the Agriculture segment in Europe and North America and in the Powertrain segment in Europe, and to the decrease in salaried employees (due to optimizations linked to market trends) in the Agriculture segment, mainly in North America, and in the Commercial and Specialty Vehicles and Construction segments, mainly in Europe. The decrease was partially offset by a moderate workforce increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, and alternative propulsion solutions.
As stated in CNH Industrial's Code of Conduct, occupational health and safety is an employee's fundamental right and a key part of Group’s sustainability model and included in the Materiality Matrix as one of the most material topics for CNH Industrial and its stakeholders. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 60 plants are OHSAS 18001 certified. In 2019, approximately $77.6 million was spent on improving health and safety protection. The investments in health and safety allowed saving on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of approximately $2.4 million in 2019. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided approximately 229,600 hours of training on occupational health and safety in 2019. Approximately 33,100 employees were engaged in training on the job activities on occupational health and safety, 80% of whom were hourly. Owing to the Group’s many initiatives, the overall accident frequency rate in 2019 was 0.205 injuries per 100,000 hours worked, a 4% decrease compared to the previous year. The target set for 2024 is to reduce by 50% the employee accident frequency rate compared to 2014 data.
The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the Group’s business goals, takes advantage

Board Report Human Resources 50

of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2019, CNH Industrial spent approximately $3.9 million on employee training. In total, approximately 653,200 training hours were provided to approximately 50,200 individuals. The target set for 2022 is to involve 100% of employees worldwide in training activities.
As evidenced by the materiality analysis, both employee engagement in sustainability matters and digital workplaces are key contributors to being a more sustainable Company. These material topics affect, both directly and indirectly, how employees adapt their approach to the changing workplace environment. Employee engagement, leveraged to increase employee awareness of sustainability topics (especially in terms of environmental protection, health and proper nutrition, and food security and waste), plays an important role in reaching the Company’s goals, as reflected in the targets set in terms of training, employee volunteering, and wellbeing initiatives promoting healthy lifestyles. As regards digital workplaces, the Company promotes the use of new technologies to improve work quality and efficiency, employee work-life balance (remote work), and the exchange of information, in part to foster innovation. To further its commitment to digital workplaces, the Company has set a target to involve 40% of its employees (excluding hourlies) in the flexible work location scheme by 2022.

COLLECTIVE BARGAINING
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 830 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 430 of our employees in Fargo, North Dakota, continues through April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 16,850 CNH Industrial employees are covered by the CLA that was renewed on March 11, 2019 and expiring December 31, 2022. The approximately 430 CNH Industrial Managers are covered by the CLA renewed in 2016 and expired at the end of 2017, whose duration was tacitly extended.

Board Report Human Resources 51

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The results presented in this Annual Report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency. There have been no significant changes in the scope of consolidation during 2019.
ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader's ability to assess our financial performance and financial position. These measures facilitate management's ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
As of December 31, 2019, our non-GAAP financial measures are defined as follows:

▪
Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

▪	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

▪
Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for Adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

▪
Net Debt and Net Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

▪
Net Debt and Net Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt.

▪
Free Cash Flow of Industrial Activities under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.

▪
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

Board Report Operating and Financial Review and Prospects 52

▪	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

▪
Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Adoption of new accounting standards
Effective January 1, 2019, CNH Industrial has adopted IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases, as required by IAS 17, introduces a single lessee accounting model, and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. CNH Industrial has applied the new lease standard using the modified retrospective approach, without recasting prior periods. On January 1, 2019 (date of first time adoption), CNH Industrial recognizes approximately $480 million right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity. The impact of the adoption of IFRS 16 on the 2019 consolidated income statement and consolidated statement of cash flows at December 31, 2019 is immaterial. For additional information relating to the unaudited impact of adoption of the new standard, refer to paragraph “New standards and amendments effective from January 1, 2019” in the Notes to the Consolidated Financial Statements at December 31, 2019, and to paragraphs “Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA” and "Liquidity and Capital Resources - Consolidated Debt".
Planned spin-off of On-Highway business
On September 3, 2019, the Company announced its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in the "On-Highway" business to CNH Industrial N.V. shareholders. The proposed spin-off is expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. In order to preserve the operational effectiveness of the Off-Highway business, the Company intends to enter into a long-term supply agreement on Powertrain-related components. Additionally, CNH Industrial expects to guarantee continuous financial services support to both entities as a clear competitive advantage in tailoring the financial product offering to our customers needs.
CNH Industrial did not classify the business that will be separated as asset held for distribution at December 31, 2019. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms and financing aspects of the transaction had not yet been finalized and will be subject to final approval by the Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

Board Report Operating and Financial Review and Prospects 53

OPERATING RESULTS
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
2019 compared to 2018

Consolidated Results of Operations(*)

	2019			2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	28,024	26,169	1,996	29,736	27,927	1,996
Cost of sales(1)	23,056	21,833	1,364	24,201	23,067	1,321
Selling, general and administrative costs	2,156	1,996	160	2,313	2,145	168
Research and development costs	1,093	1,093	—	1,110	1,110	—
Result from investments	19	(7)	26	61	29	32
Gains/(losses) on disposal of investments	—	—	—	(1)	(1)	—
Restructuring costs	116	112	4	63	63	—
Other income/(expenses)(2)	(52)	(51)	(1)	383	390	(7)
Financial income/(expenses)(3)	(362)	(362)	—	(578)	(578)	—
PROFIT/(LOSS) BEFORE TAXES	1,208	715	493	1,914	1,382	532
Income tax (expense)	(302)	(184)	(118)	(515)	(382)	(133)
PROFIT/(LOSS) FOR THE PERIOD	906	531	375	1,399	1,000	399
Result from intersegment investments(**)	—	375	—	—	399	—
PROFIT/(LOSS) FOR THE PERIOD	906	906	375	1,399	1,399	399
Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In 2019, this item also includes other assets optimization charges of $165 million due to actions included in the "Transform2Win" strategy.

(2)
In 2019, this item also includes a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation, and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. In 2018, this item included a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.

(3)	In 2019, this item includes the charge of $27 million related to the repurchase of notes ($22 million in 2018).

Net revenues
We recorded net revenues of $28,024 million in 2019, a decrease of 5.8% (down 0.9% on a constant currency basis) compared to 2018. This decrease was primarily due to a decrease of 6.3% (down 1.4% on a constant currency basis) compared to the prior year in net revenues of Industrial Activities.
Cost of sales
Cost of sales were $23,056 million in 2019 compared with $24,201 million in 2018, a decrease year over year due to a reduction in net revenues, partially offset by higher product costs, increased raw material costs and tariffs. In 2019, cost of sales included $165 million of assets optimization charges due to actions included in the Company's "Transform2Win" strategy. As a percentage of net revenues, cost of sales of Industrial Activities was 83.4% and 82.6% in the years ended December 31, 2019 and 2018, respectively.
Selling, general and administrative costs
Selling, general and administrative (“SG&A”) costs amounted to $2,156 million in 2019 (7.7% of net revenues) compared to $2,313 million in 2018 (7.8% of net revenues).

Board Report Operating and Financial Review and Prospects 54

Research and development costs
In 2019, research and development (“R&D”) costs were $1,093 million (compared to $1,110 million in 2018) and included all R&D costs not recognized as assets in the year amounting to $624 million ($625 million in 2018), $30 million of impairment losses (zero in 2018) and the amortization of capitalized development cost of $439 million ($485 million in 2018). During 2019, CNH Industrial capitalized new expenditures for development costs for $426 million ($455 million in 2018). The costs in both periods were primarily attributable to spending on engine development associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $19 million in 2019, compared to $61 million in the previous year. The decrease was mainly due to lower results of the joint ventures in Rest of World.
Restructuring costs
Restructuring costs were $116 million in 2019 compared to $63 million in 2018. The 2019 costs were primarily attributable to actions taken by CNH Industrial in the context of the "Transform2Win" strategy announced on September 3, 2019 at the Company's Capital Markets Day event, and other activities related to the previously announced launch of a new organization structure focused on operating segments.
Other income/(expenses)
Other expenses were $52 million in 2019 (other income of $383 million in 2018). In 2019, this item also included a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation, and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. In 2018, this item included a pre-tax gain of $527 million related to the modification of a healthcare plan (the “Benefit Modification gain”) following the favorable judgement issued by the United States Supreme Court in April 2018.
Financial income/(expenses)
Net financial expenses were $362 million in 2019, compared to $578 million in 2018, a decrease of $216 million. In 2019, net financial expenses included a charge of $27 million related to the repurchase of €380 million (~$420 million) in aggregate of certain outstanding CNH Industrial Finance Europe S.A. notes ($22 million in 2018). Excluding these charges in both periods, the decrease was primarily attributable to lower negative foreign exchange impact, the refinancing and early retirement of certain high-yield debt, as well as lower average indebtedness.
Income tax (expense)

($ million)	2019	2018
Profit before taxes	1,208	1,914
Income tax (expense)	(302)	(515)
Effective tax rate	25.0%	26.9%
Income tax expense totaled $302 million in 2019 compared to $515 million in 2018.The effective tax rates for 2019 and 2018 were 25.0% and 26.9%, respectively. Excluding the impact of restructuring, adjustments to valuation allowances on certain deferred tax assets, the charge for the repurchase of notes in both periods, the asset optimization charges and other write-offs mainly due to actions included in the "Transform2Win" strategy, the gain related to a healthcare plan amendment in the U.S. and the charge resulting from the purchase of a group annuity contract in 2019, as well as the Benefit Modification gain and the refinement to the 2017 impact of U.S. Tax Reform in 2018, the effective tax rates were 23% and 28% in 2019 and 2018, respectively.
Profit/(loss)
Net profit was $906 million in 2019 compared to $1,399 million in 2018. In 2019, net profit included a charge of $165 million related to the asset optimization portion of the "Transform2Win" strategy, $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract, the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S., $27 million charge related to the repurchase of notes and $116 million of restructuring costs. In 2018, net profit included the after-tax gain of $399 million related to the Benefit Modification gain previously mentioned, $22 million charge related to the repurchase of notes and $63 million of restructuring costs.

Board Report Operating and Financial Review and Prospects 55

Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.
Net revenues by segment

($ million)	2019	2018	% change	% change excl. FX
Agriculture	10,958	11,786	-7.0	-2.8
Construction	2,768	3,021	-8.4	-6.3
Commercial and Specialty Vehicles	10,440	10,933	-4.5	1.8
Powertrain	4,114	4,557	-9.7	-3.5
Eliminations and Other	(2,111)	(2,370)	—	—
Total Net revenues of Industrial Activities	26,169	27,927	-6.3	-1.4
Financial Services	1,996	1,996	—	3.7
Eliminations and Other	(141)	(187)	—	—
Total Net revenues	28,024	29,736	-5.8	-0.9

Adjusted EBIT by segment

($ million)	2019	2018	Change	2019 Adjusted EBIT margin	2018 Adjusted EBIT margin
Agriculture	900	1,098	-198	8.2%	9.3%
Construction	50	69	-19	1.8%	2.3%
Commercial and Specialty Vehicles	188	285	-97	1.8%	2.6%
Powertrain	362	385	-23	8.8%	8.4%
Unallocated items, eliminations and other	(124)	(341)	217	—	—
Total Adjusted EBIT of Industrial Activities	1,376	1,496	-120	5.3%	5.4%
Financial Services	497	532	-35	24.9%	26.7%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	1,873	2,028	-155	6.7%	6.8%

Adjusted EBITDA by segment

($ million)	2019	2018	Change	2019 Adjusted EBITDA margin	2018 Adjusted EBITDA margin
Agriculture	1,431	1,641	-210	13.1%	13.9%
Construction	151	176	-25	5.5%	5.8%
Commercial and Specialty Vehicles	923	1,035	-112	8.8%	9.5%
Powertrain	540	569	-29	13.1%	12.5%
Unallocated items, eliminations and other	(119)	(339)	220	—	—
Total Adjusted EBITDA of Industrial Activities	2,926	3,082	-156	11.2%	11.0%
Financial Services	746	783	-37	37.4%	39.2%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	3,672	3,865	-193	13.1%	13.0%
Net revenues of Industrial Activities were $26,169 million in 2019, a 6.3% decrease (down 1.4% on a constant currency basis) compared to the prior year, as lower sales volume due to weak industry demand and dealer inventory reduction actions in our Agriculture and Construction segments more than offset positive price realization across the business.
Adjusted EBIT of Industrial Activities was down 8.0% to $1,376 million in 2019, compared to $1,496 million in 2018, representing an Adjusted EBIT margin of 5.3%, down 10 basis points (“bps”) compared to 2018, mainly due to unfavorable

Board Report Operating and Financial Review and Prospects 56

volume and mix as well as raw material headwinds, which more than offset positive price realization and cost management actions.
Adjusted EBITDA of Industrial Activities was $2,926 million in 2019, a decrease of $156 million (or down 5.1%) compared to 2018, equivalent to an Adjusted EBITDA margin of 11.2%, up 20 bps compared to 2018.

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2019 and 2018.

	2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						531	375	906
Add back:
Financial expenses						362	—	362
Income tax expense						184	118	302
Adjustments:
Restructuring costs	40	26	37	7	2	112	4	116
Other discrete items(2)	—	—	182	—	5	187	—	187
Adjusted EBIT	900	50	188	362	(124)	1,376	497	1,873
Depreciation and amortization	531	101	425	178	5	1,240	4	1,244
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	310	—	—	310	245	555
Adjusted EBITDA	1,431	151	923	540	(119)	2,926	746	3,672

(1)	For Industrial Activities, profit/(loss) net of “Results from intersegment investments”.

(2)
In 2019, this item mainly includes the other asset optimization charges for $165 million due to actions included in the "Transform2Win" strategy, $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.

	2018
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						1,000	399	1,399
Add back:
Financial expenses						578	—	578
Income tax expense						382	133	515
Adjustments:
Restructuring costs	29	1	29	4	—	63	—	63
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—	(527)	(527)	—	(527)
Adjusted EBIT	1,098	69	285	385	(341)	1,496	532	2,028
Depreciation and amortization	541	107	365	184	2	1,199	4	1,203
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	385	—	—	387	247	634
Adjusted EBITDA	1,641	176	1,035	569	(339)	3,082	783	3,865

(1)	For Industrial Activities, profit/(loss) net of “Results from intersegment investments”.

Board Report Operating and Financial Review and Prospects 57

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region in 2019 compared to 2018:
Agriculture Net revenues – by geographic region:

($ million)	2019	2018	% change
North America	3,943	4,037	-2.3
Europe	3,876	4,059	-4.5
South America	1,610	1,729	-6.9
Rest of World	1,529	1,961	-22.0
Total	10,958	11,786	-7.0
Net revenues for Agriculture were $10,958 million in 2019, a 7.0% decrease (down 2.8% on a constant currency basis) compared to 2018. The decrease was primarily driven by lower industry volumes in North America and Rest of World markets, coupled with actions to reduce dealer inventories in the second half of the year, partially offset by positive price realization performance across all geographies and sustained aftermarket activity.
For 2019, worldwide industry unit sales for tractors decreased 7% compared to 2018, while worldwide industry sales for combines were down 4% compared to 2018. In North America, industry volumes in the over 140 hp tractor market sector were down 3% and combines were down 7%. Industry volumes for under 140 hp tractors were up 2%. European markets were up 5% for tractors and down 16% for combines. In South America, tractor industry volumes decreased 13% and combine industry volumes decreased 5%. Rest of World markets decreased 10% for tractors and increased 2% for combines.
Adjusted EBIT
Agriculture's Adjusted EBIT was $900 million in 2019, a $198 million decrease compared to $1,098 million in 2018. Positive price realization, disciplined cost management, industrial efficiencies and a reduction in short-term incentive compensation expense were more than offset by lower wholesale volume and market and product mix, including negative industrial absorption primarily from the lower production levels (mainly in the second half of the year), as well as higher product costs as result of increased raw material costs and tariffs. Adjusted EBIT margin decreased 80 bps to 8.2%.

Construction
Net revenues
The following table shows Construction net revenues by geographic region in 2019 compared to 2018:
Construction Net revenues – by geographic region:

($ million)	2019	2018	% change
North America	1,397	1,525	-8.4
Europe	493	517	-4.6
South America	344	345	-0.3
Rest of World	534	634	-15.8
Total	2,768	3,021	-8.4
Net revenues for Construction were $2,768 million in 2019, down 8.4% compared to 2018 (down 6.3% on a constant currency basis), as result of lower net sales in North America and Rest of World markets due to weaker market conditions and actions to reduce dealer inventory levels in the second half of the year, partially offset by positive price realization.
In 2019, construction equipment’s worldwide compact equipment industry sales were up 4% compared to 2018, while worldwide general equipment industry sales were down 1% compared to 2018 and worldwide road building and site equipment industry sales were down 9%.
Adjusted EBIT
Construction's Adjusted EBIT was $50 million in 2019, a $19 million decrease compared to 2018, with an Adjusted EBIT margin of 1.8% (2.3% in 2018). Positive price realization was more than offset by unfavorable volume and mix in North America and Rest of World markets, including negative industrial absorption, and higher product costs primarily related to increased raw material costs and tariffs, and costs associated with our product quality excellence initiative.

Board Report Operating and Financial Review and Prospects 58

Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles net revenues by geographic region in 2019 compared to 2018:
Commercial and Specialty Vehicles Net revenues – by geographic region:

($ million)	2019	2018	% change
North America	67	25	n.m.
Europe	8,473	8,862	-4.4
South America	600	704	-14.8
Rest of World	1,300	1,342	-3.1
Total	10,440	10,933	-4.5
n.m. – not meaningful.
Commercial and Specialty Vehicles' net revenues were $10,440 million in 2019, down 4.5% compared to 2018 (up 1.8% on a constant currency basis), driven by increased deliveries in bus and specialty vehicles, sustained aftermarket activity and positive price realization, more than offset by reduced wholesale volumes in M&H trucks in both Europe, as we are transitioning to a new commercial policy and refreshed product offering, and South America, primarily due to low industry volume in Argentina.
In 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 5% compared to 2018. The LCV market increased 9%, while the M&H truck market decreased by 1%. In South America, new truck registrations (GVW ≥3.5 tons) increased 17% compared to 2018, with an increase of 34% in Brazil, partially offset by a decrease of 41% in Argentina. In Rest of World, new truck registrations decreased 7% compared with 2018.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.9%, down 0.7 percentage points ("p.p.") compared with 2018. In South America, in 2019, CNH Industrial’s market share decreased 1.9 p.p. to 7.6%.
During 2019, Commercial and Specialty Vehicles delivered approximately 138,000 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2018. Volumes were 3% lower in LCV and 10% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries decreased 4% in Europe, 13% in South America and 7% in Rest of World.
In 2019, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.99, an increase of 1% compared to 2018. In 2019, truck order intake in Europe decreased 3% compared to previous year.
Commercial and Specialty Vehicles deliveries

By geographic area				By product
(units in thousands)	2019	2018	% change	(units in thousands)	2019	2018	% change
France	24.3	24.9	-2.4	M&H	34.6	38.7	-10.6
Germany & Switzerland	18.8	19.5	-3.6	LCV	90.6	93.1	-2.7
U.K.	6.3	6.5	-3.1	Buses	9.7	10.3	-5.8
Italy	23.1	24.0	-3.7	Specialty vehicles(**)	3.1	2.8	10.7
Iberia (Spain & Portugal)	10.8	11.4	-5.3	Total Sales	138.0	144.9	-4.8
Rest of Europe	28.4	29.4	-3.4	(**) Defense and firefighting vehicles.
Europe	111.7	115.7	-3.5
South America	11.2	12.9	-13.2
Rest of World	15.1	16.3	-7.4
Total Sales	138.0	144.9	-4.8
Naveco(*)	25.5	31.0	-17.7
Grand total	163.5	175.9	-7.0
(*)    Joint venture accounted for under the equity method.

Board Report Operating and Financial Review and Prospects 59

Adjusted EBIT
Commercial and Specialty Vehicles' Adjusted EBIT was $188 million in 2019 ($285 million in 2018) and includes a $50 million gain realized in the third quarter from granting to Nikola Corporation access to certain Iveco technology as part of the $150 million in-kind contribution as consideration for our initial equity interest in Nikola. Adjusted EBIT was negatively impacted by higher product costs, foreign exchange transaction impacts, and the remeasurement of certain provisions completed in the fourth quarter, partially offset by favorable volume and mix, positive price realization and a reduction in short-term incentive compensation expense. Adjusted EBIT margin was 1.8% (2.6% in 2018).
Powertrain
Net revenues
Powertrain net revenues were $4,114 million in 2019, down 9.7% compared to 2018 (down 3.5% on a constant currency basis), due to lower sales volume. Sales to external customers accounted for 51% of total net revenues (50% in 2018).
During 2019, Powertrain sold approximately 596,400 engines, a decrease of 3% compared to 2018. By major customer, 24% of engines were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 4% to Construction and the remaining 55% to external customers (units sold to third parties were down 2% compared to 2018). Additionally, Powertrain delivered approximately 64,100 transmissions, a decrease of 11% compared to 2018, and 168,200 axles, a decrease of 4% over 2018.
Adjusted EBIT
Powertrain's Adjusted EBIT was $362 million in 2019, a $23 million decrease compared to $385 million in 2018 due to unfavorable volume and mix and higher product development investment geared towards the “Transform2Win” strategy initiatives, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 8.8%%, up 40 bps compared to 2018.

Financial Services Performance
Net revenues
Financial Services reported net revenues of $1,996 million in 2019, flat compared to 2018 (up 3.7% on a constant currency basis), primarily due to higher average portfolio, offset by the negative impact from foreign currency translation.
Net income
For 2019, Financial Services' net income was $375 million, a decrease of $24 million compared to the same period in 2018, primarily attributable to margin reductions in dealer financing activities and higher credit provisions compared to a very favorable 2018.
In 2019, retail loan originations (including unconsolidated joint ventures) were $9.7 billion, down $0.4 billion compared to 2018, flat on a constant currency basis. The managed portfolio (including unconsolidated joint ventures) was $26.6 billion as of December 31, 2019 (of which retail was 61% and wholesale 39%), up $0.3 billion compared to December 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to 2018.

Board Report Operating and Financial Review and Prospects 60

Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA
The following tables show the unaudited impact of the adoption of IFRS 16 on Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA and Adjusted EBITDA margin by segment in 2019.
Adjusted EBIT by segment

	2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBIT margin as reported	2019 Adjusted EBIT margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	900	896	4	8.2%	8.2%	—
Construction	50	49	1	1.8%	1.8%	—
Commercial and Specialty Vehicles	188	185	3	1.8%	1.8%	—
Powertrain	362	362	—	8.8%	8.8%	—
Unallocated items, eliminations and other	(124)	(124)	—	—	—	—
Total Adjusted EBITDA of Industrial Activities	1,376	1,368	8	5.3%	5.2%	10
Financial Services	497	497	—	24.9%	24.9%	—
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBITDA	1,873	1,865	8	6.7%	6.7%	—
Adjusted EBITDA by segment

	2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBITDA margin as reported	2019 Adjusted EBITDA margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	1,431	1,368	63	13.1%	12.5%	60
Construction	151	136	15	5.5%	4.9%	60
Commercial and Specialty Vehicles	923	852	71	8.8%	8.2%	60
Powertrain	540	532	8	13.1%	12.9%	20
Unallocated items, eliminations and other	(119)	(121)	2	—	—	—
Total Adjusted EBITDA of Industrial Activities	2,926	2,767	159	11.2%	10.6%	60
Financial Services	746	744	2	37.4%	37.3%	10
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBITDA	3,672	3,511	161	13.1%	12.5%	60

Board Report Operating and Financial Review and Prospects 61

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At December 31, 2019(1)			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,522	5,376	146	5,497	5,354	143
Goodwill	2,548	2,418	130	2,464	2,336	128
Other intangible assets	2,974	2,958	16	3,033	3,018	15
Property, plant and equipment	5,769	5,765	4	5,963	5,961	2
Investments and other financial assets	707	3,257	244	592	3,169	213
Leased assets	1,857	51	1,806	1,774	34	1,740
Defined benefit plan assets	28	28	—	25	25	—
Deferred tax assets	806	746	176	853	810	170
Total Non-current assets	14,689	15,223	2,376	14,704	15,353	2,268
Inventories	7,065	6,890	175	6,719	6,503	216
Trade receivables	408	408	28	395	393	34
Receivables from financing activities	19,429	1,240	20,659	19,175	1,258	20,260
Current tax receivables	260	300	5	356	375	56
Other current assets	1,475	1,233	298	1,390	1,203	264
Other financial assets	73	34	47	98	81	24
Cash and cash equivalents	5,773	4,527	1,246	5,803	4,553	1,250
Total Current assets	34,483	14,632	22,458	33,936	14,366	22,104
Assets held for sale	10	10	—	10	10	—
TOTAL ASSETS	49,182	29,865	24,834	48,650	29,729	24,372
EQUITY AND LIABILITIES
Total Equity	7,863	7,863	2,791	7,472	7,472	2,788
Provisions:	4,787	4,731	56	4,875	4,823	52
Employee benefits	1,701	1,669	32	1,763	1,731	32
Other provisions(*)	3,086	3,062	24	3,112	3,092	20
Debt:	25,413	7,063	20,820	24,543	6,392	20,494
Asset-backed financing	11,757	—	11,757	11,269	2	11,269
Other debt	13,656	7,063	9,063	13,274	6,390	9,225
Other financial liabilities	121	97	32	108	89	26
Trade payables	5,635	5,493	190	5,886	5,768	173
Tax liabilities(*)	181	171	55	265	282	58
Deferred tax liabilities	274	103	287	251	129	249
Other current liabilities	4,908	4,344	603	5,250	4,774	532
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	41,319	22,002	22,043	41,178	22,257	21,584
TOTAL EQUITY AND LIABILITIES	49,182	29,865	24,834	48,650	29,729	24,372

(1)
On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recognized approximately $480 million right-of-use assets and leases liabilities (included in Property, plant and equipment and Other debt, respectively) in its consolidated statement of financial position without transition effect to equity.

(*)
Following the adoption of IFRIC Interpretation 23 from January 1, 2019, 2018 figures have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” of the Notes to the Consolidated Financial Statements for further details.

Board Report Operating and Financial Review and Prospects 62

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2020. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Board Report Operating and Financial Review and Prospects 63

Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2019 and 2018:

			2019			2018
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,803	4,553	1,250	6,200	4,901	1,299
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		906	906	375	1,399	1,399	399
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,244	1,239	5	1,203	1,199	4
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		103	(306)	34	17	(391)	9
	Loss on repurchase /early redemption of notes		27	27	—	22	22	—
	Dividends received		15	399	—	47	311	—
	Change in provisions(*)		(228)	(230)	2	(493)	(494)	1
	Change in deferred income taxes		88	56	32	146	106	40
	Change in items due to buy-back commitments	(a)	(70)	(75)	5	(34)	(60)	26
	Change in operating lease items	(b)	(31)	(20)	(11)	32	(7)	39
	Change in working capital(*)		(565)	(686)	121	(411)	(398)	(13)
	TOTAL		1,489	1,310	563	1,928	1,687	505
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(1,063)	(1,059)	(4)	(1,033)	(1,025)	(8)
	Consolidated subsidiaries and other equity investments		(162)	(182)	—	—	(40)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		61	61	—	12	12	—
	Net change in receivables from financing activities		(538)	(56)	(482)	(542)	9	(551)
	Other changes		115	352	(237)	247	738	(491)
	TOTAL		(1,587)	(884)	(723)	(1,316)	(306)	(1,050)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		491	(30)	521	(297)	(1,069)	772
	Capital increase		—	—	20	—	—	40
	Dividends paid		(283)	(283)	(384)	(243)	(243)	(264)
	Purchase of treasury shares		(57)	(57)	—	(156)	(156)	—
	TOTAL		151	(370)	157	(696)	(1,468)	548
	Translation exchange differences		(83)	(82)	(1)	(313)	(261)	(52)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(30)	(26)	(4)	(397)	(348)	(49)
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		5,773	4,527	1,246	5,803	4,553	1,250

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

(*)
Following the adoption of IFRIC Interpretation 23 from January 1, 2019, 2018 figures have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” of the Notes to the Consolidated Financial Statements for further details.

Board Report Operating and Financial Review and Prospects 64

At December 31, 2019, we had cash and cash equivalents of $5,773 million, a decrease of $30 million, or 0.5%, from $5,803 million at December 31, 2018. Cash and cash equivalents at December 31, 2019 included $898 million ($772 million at December 31, 2018) of restricted cash that was reserved principally for the servicing of securitization-related debt.
The change in cash and cash equivalents compared to December 31, 2018 is primarily a result of $565 million usage in working capital, the repurchase of notes, the distribution of annual dividend to CNH Industrial N.V.'s shareholders for $275 million and repurchases of common shares under the buy-back program for $57 million, partially offset by an increase in third party debt, mainly new issuances of bonds.
At December 31, 2019, available liquidity was $11,247 million, inclusive of $5,474 million in undrawn committed facilities ($3,135 million at December 31, 2018), compared to $8,938 million at December 31, 2018.
Net Cash from Operating Activities
Cash provided by operating activities in 2019 totaled $1,489 million and comprised the following elements:

▪	$906 million in profit;

▪	plus $1,244 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);

▪	plus $103 million in losses on the disposal of assets and other non-cash items;

▪	plus $27 million in cost of repurchase of notes;

▪	plus $15 million in dividends received;

▪	plus change in deferred income taxes of $88 million less change in provisions of $228 million;

▪	minus $70 million for changes in items due to buy-back commitments and minus $31 million for changes in operating lease items; and

▪	minus $565 million in change in working capital.
In 2018, cash generated by operating activities during the year was $2,339 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, loss on early redemption/repurchase of notes, net of gains/losses on disposals and other non-cash items) for a total amount of $1,928 million, and of a $411 million decrease in cash resulting from an increase in working capital.
Net Cash from Investing Activities
In 2019, cash used in investing activities was $1,587 million. The negative flows were primarily generated by:

▪
investments in tangible and intangible assets that used $1,063 million in cash, including $426 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and

▪	net increase in receivables from financing activities amounting to $538 million, primarily due to increased financing activities.
In 2018, cash used in investing activities totaled $1,316 million. Expenditures on tangible and intangible assets (including $455 million in capitalized development costs) totaled $1,033 million. Net increase in receivables from financing activities amounted to $542 million, primarily due to increased financing activities in Europe, South America and Rest of the World.
The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating leases) by segment and intangible assets for each of the years ended December 31, 2019 and 2018:

($ million)	2019	2018
Agriculture	165	156
Construction	32	24
Commercial and Specialty Vehicles	225	176
Powertrain	89	90
Total Industrial Activities investments in tangible assets	511	446
Industrial Activities investments in intangible assets	548	579
Total Industrial Activities capital expenditures	1,059	1,025
Financial Services investments in tangible assets	—	—
Financial Services investments in intangible assets	4	8
Total Capital expenditures	1,063	1,033

Board Report Operating and Financial Review and Prospects 65

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The increase in capital expenditures in 2019 from 2018 is primarily related to product enhancements, and particularly to our efforts on sustainability program including investments in digitalization, alternative propulsion, and automation.

Net Cash from Financing Activities
In 2019, cash provided by financing activities totaled $151 million, mainly attributable to a net increase in third party debt (including the repurchase of a portion of the following CNH Industrial Finance Europe S.A. notes guaranteed by CNH Industrial N.V.: the 2.875% notes due 2021, the 1.375% notes due 2022 and the 2.875% notes due 2023), dividend payments to shareholders and common shares repurchases.
In 2018, cash used in financing activities totaled $696 million, mainly attributable to a reduction in third party debt of Industrial Activities (including the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% notes due 2021 guaranteed by CNH Industrial N.V.) dividend payments to shareholders and common shares repurchases, partially offset by an increase in third party debt of Financial Services.
Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Group capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.
A summary of our strategy is set forth below:

▪
To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new facilities with banks.

▪
To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.
On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings.

Board Report Operating and Financial Review and Prospects 66

In July 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.

Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Positive	BBB-	F3	Positive
Moody’s	Baa3	-	Stable	Baa3	-	Stable

(1)	Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Group’s debt is now fully investment grade, which the Group believes to permit access to funding at better rates.
A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt
Our consolidated Debt as of December 31, 2019 and 2018, is as detailed in the following table:

	At December 31, 2019			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	25,413	7,063	20,820	24,543	6,392	20,494
We believe that Net Debt, defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets (all as recorded in the consolidated statement of financial position), is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Net Debt for Financial Services, to reflect the different cash flow management practices in the two activities. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Board Report Operating and Financial Review and Prospects 67

The calculation of Net Debt as of December 31, 2019 and 2018 and the reconciliation of Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, to Net Debt, are shown below:

	At December 31, 2019 (*)			At December 31, 2018 (*)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	25,413	5,731	19,682	24,543	5,256	19,287
Intersegment notes payable	—	1,332	1,138	—	1,136	1,207
Total Debt(1)	25,413	7,063	20,820	24,543	6,392	20,494
Less:
Cash and cash equivalents	5,773	4,527	1,246	5,803	4,553	1,250
Intersegment financial receivables	—	1,138	1,332	—	1,207	1,136
Other financial assets(2)	73	34	47	98	81	24
Other financial liabilities(2)	(121)	(97)	(32)	(108)	(89)	(26)
Other current financial assets	58	58	—	1	1	—
Net Debt (Cash)(3)	19,630	1,403	18,227	18,749	639	18,110

(*)
Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1)
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,332 million and $1,136 million at December 31, 2019 and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,138 million and $1,207 million at December 31, 2019 and 2018, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $-194 million and $71 million as of December 31, 2019 and 2018, respectively.
The increase in the Net Debt position from December 31, 2019 to December 31, 2018 was primarily due to the increase in the Net Debt of Industrial Activities, as a result of higher finished goods inventory due to the slowdown of industry demand in our Agriculture and Construction segments mainly in the second part of the year, a lower payables balance at the end of the year due to production cuts implemented to keep production in balance with retail performance and cash used to complete M&A transactions concluded during the course of the year.
The following table shows the change in Net Debt of Industrial Activities for 2019 and 2018:

($ million)	2019 (*)	2018 (*)
Net (debt)/cash of Industrial Activities at beginning of period as reported	(639)	(1,023)
Impact of IFRS 16 adoption	(476)	—
Net (debt)/cash of Industrial Activities at beginning of period	(1,115)	(1,023)
Adjusted EBITDA of Industrial Activities	2,926	3,082
Cash interest and taxes	(388)	(613)
Changes in provisions and similar(1)	(542)	(384)
Change in working capital	(686)	(398)
Operating cash flow of Industrial Activities	1,310	1,687
Investments in property, plant and equipment, and intangible assets(2)	(1,059)	(1,025)
Other changes	(242)	(17)
Free Cash Flow of Industrial Activities	9	645
Capital increases and dividends(3)	(340)	(399)
Currency translation differences and other(4)	43	138
Change in Net debt of Industrial Activities	(288)	384
Net (debt)/cash of Industrial Activities at end of year	(1,403)	(639)

(*)
Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Including share buy-back transactions.

(4)	In the years ended December 31, 2019 and 2018, this item includes the charge of $27 million and $22 million, respectively, related to the repurchase of notes.

Board Report Operating and Financial Review and Prospects 68

The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the years ended December 31, 2019 and 2018, is shown below:

($ million)	2019(*)	2018(*)
Net cash provided by (used in) Operating Activities	1,489	1,928
Net cash (provided by) used in Operating Activities of Financial Services	(563)	(505)
Intersegment eliminations	384	264
Operating cash flow of Industrial Activities	1,310	1,687
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(1,059)	(1,025)
Other changes(1)	(242)	(17)
Free Cash Flow of Industrial Activities	9	645

(*)
Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include other current financial assets. As a consequence, prior periods amounts have been recast accordingly.

(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Industrial Activities
Capital Markets
At December 31, 2019, we had an aggregate amount of $7.8 billion in bonds outstanding, of which $5.1 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2019, €3.577 million ($4,018 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the following notes issued in 2019: €600 million of notes, issued in March 2019, at an annual fixed rate of 1.75% due in March 2027 at an issue price of 98.597 percent of their principal amount; €500 million of notes, issued in July 2019, at an annual fixed rate of 1.625% due in July 2029 at an issue price of 98.926 percent of their principal amount; €50 million of 20-year notes, issued as a private placement in July 2019, at an annual fixed rate of 2.2% due in July 2039 at an issue price of 98.285 percent of their principal amount. In December 2019, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €64,283,000 of the 2.875% Notes due September 27, 2021 issued under the EMTN, an aggregate nominal amount of €183,827,000 of the 1.375% Notes due May 23, 2022 issued under the EMTN and €131,452,000 of the 2.875% Notes due May 17, 2023 issued under the EMTN.
CNH Industrial N.V. Senior Notes. In the United States, CNH Industrial N.V has issued notes from time to time. In 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50% due August 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount, and, in 2017, CNH Industrial N.V. issued $500 million of notes at an interest rate of 3.850% due November 2027 (the “2027 Notes”) at an issue price of 99.384% of their principal amount. The 2023 Notes and the 2027 Notes are collectively referred to as the “CNH Industrial N.V. Senior Notes”.
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2019, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.

Board Report Operating and Financial Review and Prospects 69

CNH Industrial intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy-back their issued bonds. Such buy-backs, if made, depend upon market conditions, the financial situation of CNH Industrial and other factors which could affect such decisions.
Bank Debt
At December 31, 2019, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $5.1 billion ($2.6 billion at December 31, 2018).
Euro 4 billion Revolving Credit Facility. In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The first 1-year option has been exercised and accepted by all lenders, the facility is now due to mature in March 2025. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021 and includes:

▪	customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

▪
customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and:

▪	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower;

▪	a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities). Such covenant is not applicable with the current ratings levels.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2019, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $20.8 billion at December 31, 2019, compared to $20.5 billion at December 31, 2018.
Bank Debt
At December 31, 2019, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.4 billion ($0.5 billion at December 31, 2018).
Asset-Backed Financing
At December 31, 2019, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $4.1 billion ($3.9 billion at December 31, 2018), of which $3.0 billion was utilized at December 31, 2019 ($3.0 billion at December 31, 2018).
We sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.
The sale of financial receivables is executed primarily through ABS transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services subsidiaries.
At December 31, 2019, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.6 billion ($13.4 billion at December 31, 2018), which do not meet derecognition requirements and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see Note 18 “Current receivables and Other current assets” to our Consolidated Financial Statements).
Capital Markets
In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD175 million of notes at an annual fixed rate of 2.1% due in 2022 at an issue price of 99.899 percent of their principal amount. CNH Industrial Capital Australia Pty. Limited benefits from a support agreement issued by CNH Industrial N.V., the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC as described in paragraph “Support Agreement in the Interest of CNH Industrial Capital LLC” below.
Commercial Paper Programmes
With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an outstanding amount of $387 million at December 31, 2019.

Board Report Operating and Financial Review and Prospects 70

CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an outstanding amount of $105 million at December 31, 2019.

Support Agreement in the Interest of CNH Industrial Capital LLC
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see Note 25 “Debt” to our Consolidated Financial Statements.
Future Liquidity
We have adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2019, the Group had available committed, unsecured facilities expiring after twelve months of $5.5 billion ($3.1 billion at December 31, 2018).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2019, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $4.1 billion ($3.9 billion at December 31, 2018), of which $3.0 billion at December 31, 2019 ($3.0 billion at December 31, 2018) were utilized.
If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.
Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 28 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.
Financial Guarantees
Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $453 million as of December 31, 2019.
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2019:

Board Report Operating and Financial Review and Prospects 71

	At December 31, 2019
($ million)	within one year	between one and three years	between three and five years	beyond five years	Total
Debt obligations (1):
Bonds	657	2,375	1,512	3,252	7,796
Borrowings from banks	2,392	1,162	397	117	4,068
Asset-backed financing	6,572	4,227	893	65	11,757
Other debt	964	251	123	5	1,343
Undiscounted lease payments	126	166	91	125	508
Purchase obligations	747	653	181	9	1,590
Total Contractual obligations	11,458	8,834	3,197	3,573	27,062

(1)
Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2020 to pension plans is $37 million. Potential outflows in the years after 2020 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2020.

Debt Obligations
For information on our debt obligations, see “Capital Resources” above and Note 25 “Debt” to the CNH Industrial Consolidated Financial Statements.
The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2019 consolidated statement of financial position as follows:

($ million)	Note	At December 31, 2019
Debt reflected in the consolidated statement of financial position	(25)	25,413
Less: undiscounted lease payments	(25)	(508)
Total Debt obligations		24,905
The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding undiscounted lease payments, which are reported in a separate line item in the table above).
Undiscounted Lease Payments
Our assets under lease agreements consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2019, included the following:

▪
the repurchase price guaranteed to certain customers on sales of commercial vehicles with a buy-back commitment which is included in the line item Other current liabilities in our consolidated statement of financial position in an aggregate amount of $1,472 million; and

▪	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $118 million.

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RISK MANAGEMENT AND CONTROL SYSTEM
CNH INDUSTRIAL RISK MANAGEMENT
Risk management is an important component of CNH Industrial’s overall culture and is integral to the achievement of its long-term business plan. Accordingly, our Enterprise Risk Management (“ERM”) process has been designed to assist in the identification, evaluation, and prioritization of business risks followed by a coordinated and balanced application of resources to minimize, monitor, and control the probability or impact of adverse events or to maximize the realization of opportunities.
CNH Industrial's ERM process is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), as well as the principles of the Dutch Corporate Governance Code, and adapted for specific business requirements by incorporating management knowledge and best practices identified by third-party risk consulting firms.
Through this process, CNH Industrial has identified 45 primary risk drivers that include a number of significant topics, such as business strategies and operations, competitive factors, environmental issues, and regulatory compliance. The process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by cross-functional reviews, one-on-one interviews with Global Executive Committee members, presentations and risk assessment discussions with the Audit Committee of the Board of Directors, and review and discussion with the Board of Directors. Direct feedback received from each of these layers up to and including the Board of Directors is then used to identify and develop risk-mitigating activities as necessary within the business or functional area, which are usually deployed by management’s first line of defense.
Inherently, our risk management process is not meant to provide a guarantee on the risk assessments performed or on the full achievement of CNH Industrial’s objectives. CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.
RISK MITIGATION ACTIVITIES
The risk mitigation activities initiated by management are designed to mitigate any impact to CNH Industrial’s business plan, including financial and operational performance, during 2019 and beyond. The ERM process is linked with our Sustainability Program and its strategic sustainability targets and aspirational goals articulated in the strategic business plan. These targets and goals, which are incorporated into the individual segment business plans, provide a framework to address the long-term challenges to increasing stakeholder value and proactively mitigate associated risks. Our ERM process also monitors emerging circumstances that may be incorporated into risk assessment and mitigation activities when deemed necessary. These activities include risk assessments and action plans intended to manage identified and emerging risks facing CNH Industrial in the short, medium and long-term.
For example, the industry and technology megatrends and associated emerging risks identified within CNH Industrial’s strategic business plan and discussed in the Risk Factors section of this report (i.e., mobility and connected services, vehicle electrification, fuel cell technology and autonomy) are integrated within our ERM process to help the business stay ahead of preventable disruptions. The resulting mitigating actions that CNH Industrial has taken in this example include investment in vertical integration solutions in precision farming technologies with improved data sharing capabilities, real-time agronomic visualization and decision-making solutions. Connectivity platforms, including advanced equipment service capabilities, are being developed within our business segments, particularly within the Agriculture and Commercial and Special Vehicles segments. CNH Industrial continues to invest in advanced technologies in alternative power to keep its options flexible with market demand, including our recent partnership with Nikola, a leader in fuel cell truck technology. CNH Industrial is constantly implementing cybersecurity programs, initiatives and procedures to mitigate data protection and privacy risk exposure.

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RISK APPETITE
CNH Industrial’s risk appetite is set within risk taking and risk acceptance parameters driven by its business plan, Code of Conduct, core principles and values, policies, and applicable laws. CNH Industrial’s ERM process includes a structured risk management process to address key risks, with a delineated risk appetite applied to each of the risk categories and risk areas as described below:

		Risk Category Description	Risk Areas	Risk Appetite
Long-term	Strategic risks Create value	Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives.

Sociopolitical events, macroeconomics, competition, customer demands, product portfolio, technological innovation, investments, commercial policies, external relations, social responsibility, environment, and business combinations.

Taking into consideration CNH Industrial stakeholders’ interests as well as cost/benefit considerations in pursuing our long-term targets, CNH Industrial has a responsible appetite concerning strategic risk.

Short- and Medium-term	Operational risks Enhance value	Operational risks are related to internal processes, people and systems, or external events linked to the actual operation of CNH Industrial’s portfolio of businesses.

Production capacity, logistics, distribution channels, quality control, purchasing, labor relations, human rights, external reporting of results, asset safeguarding, intellectual property, information technology, cybersecurity, and force majeure.
CNH Industrial seeks to minimize the occurrence and adverse consequences of unforeseen operational failures.
	Financial risks Enhance & protect value	Financial risks include uncertainty of financial return and the potential for financial loss due to financial performance	Financial management and trade financing.

CNH Industrial has a prudent risk appetite with respect to financial risks (such as liquidity, market, foreign exchange and interest risks as explained in more detail in Note 31 of the Consolidated Financial Statements).

	Compliance risks Protect value	Compliance risks cover unanticipated failures to comply with applicable laws, regulations, policies and procedures.

Laws & regulations, contractual obligations, ethics & integrity, anti-corruption, antitrust/fair competition, consumer protection & product safety, corporate compliance & culture, government relations, import/export practices, privacy and third parties.
CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance.
ENHANCEMENTS TO THE RISK MANAGEMENT PROCESS
The development and implementation of an effective and robust ERM process requires continuous evaluation and improvement. As part of these efforts, CNH Industrial continues to enhance the risk management process, including a recently implemented Governance, Risk Management and Compliance (“GRC”) software platform with the intent to augment and automate our risk management and compliance activities throughout the organization. This platform uses the latest technologies to accommodate and optimize existing GRC requirements and to allow CNH Industrial to expand its risk management program over time and as the GRC environment evolves.
INTERNAL CONTROL SYSTEM
The Company has in place an internal control system, based on the model provided by COSO and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed

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at identifying, measuring, managing and monitoring the principal risks to which CNH Industrial is exposed. The system is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information, and compliance with laws, regulations, the Company’s Code of Conduct, policies, and internal procedures.
The system, which has been developed on the basis of international best practices, consists of the following three lines of defense:

▪	1st Line of Defense: operating areas, which identify and assess risk and establish specific actions for management of such risk;

▪	2nd Line of Defense: central functions responsible for risk control, which define methodologies and instruments for managing and monitoring such risk;

▪	3rd Line of Defense: internal audit, which conducts independent evaluations of the system in its entirety.

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Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided by COSO, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (Governance & Culture; Strategy & Objective-Setting; Performance; Review & Revision; and Information, Communication, & Reporting) in achieving those objectives.
CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.
The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

▪	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

▪	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

▪	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

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CORPORATE GOVERNANCE

INTRODUCTION
CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“MTA”), managed by Borsa Italiana S.p.A.
CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”), which contains principles and best practice provisions that regulate relations between the board of directors of a listed Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.
The DCGC is focused on companies with a two-tier governance structure. Since the Merger; however, the Company has adopted (as permitted by the DCGC) a one-tier governance structure. This choice of a one-tier governance structure necessitated the implementation of certain governance solutions that are not typical of two-tier board frameworks (see Chapter 5 of the DCGC).
In this Annual Report CNH Industrial addresses its overall corporate governance structure. The Company discloses in this Annual Report, and intends to disclose in its future annual reports, any material departure from the best practice provisions of the DCGC.
BOARD OF DIRECTORS
Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. The current slate of Directors was appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 12, 2019. Pursuant to Article 13(3) of the Articles of Association, the term of office of all Directors shall be for a period of approximately one year after appointment, such period expiring on the day the first AGM is held in the following year. Accordingly, the term of office of the current Board of Directors expires on April 16, 2020, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors. Each Director may be re-appointed at any subsequent AGM.
The Board as a whole has collective responsibility for the strategy of the Company. During 2019, the Board reviewed and discussed with management, among other things, the Company's Strategic Business Plan and the long-term value creation strategies of all of the Company’s individual business segments and regions.
The Non-Executive Directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board of Directors should be composed of individuals with skills, experience and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues, as well as the industrial and financial sectors. An adequate and diversified mix of skills, expertise and other diversity factors (such as gender, race, ethnicity, and country of origin or nationality) are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities. There should also be an appropriate balance between the number of Executive Directors and Non-Executive Directors. Moreover, independent Directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Board Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that boards with adequate diversity are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add. Considering the existing diversity of the Board, the Board has elected not to adopt explicit diversity targets.

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BOARD MEMBER SKILLS AND ATTRIBUTES

DIRECTORS	BORN IN	DIRECTOR SINCE	GEO-GRAPHIC DIVERSITY	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL AND ACCOUNTING	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM & IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE	(FORMER) CHAIRMAN /CEO	MANDATES IN OTHER COMPANIES
SUZANNE HEYWOOD	1969	2016	UK	○	○	○		○		○	○			–
HUBERTUS M. MÜHLHÄUSER	1969	2018	US/CH	○	○	○	○	○	○	○		○	○	–
LÉO W. HOULE	1947	2013	CA	○	○	○		○	○					–
JOHN LANAWAY	1950	2013	US	○	○	○		○	○					–
ALESSANDRO NASI	1974	2019	IT	○	○			○						1
SILKE C. SCHEIBER	1973	2016	UK/AT	○	○			○						1
LORENZO SIMONELLI	1973	2019	US/IT	○	○	○	○	○					○	1
JACQUELINE A. TAMMENOMS BAKKER	1953	2013	NL	○	○		○	○	○		○			3
JACQUES THEURILLAT	1959	2013	ES	○	○			○				○		1

SKILLS

GENDER

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OVERVIEW

SKILLS AND EXPERIENCES

Percentage	Skill / Experience
100%	GOVERNANCE, LEGAL, AND BOARD EXPERTISE
100%	FINANCIAL AND ACCOUNTING
56%	CONSUMER DISCRETIONARY
33%	CONSUMER STAPLES
100%	INDUSTRIALS & MATERIALS
44%	TELECOM & INFORMATION TECHNOLOGY
22%	ACADEMIC POSITIONS
22%	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT
22%	HEALTH CARE
22%	(FORMER) CHAIRMAN /CEO

GENDER, AGE AND TENURE

GENDER

Percentage	Gender
33%	WOMEN
67%	MEN

AGE

45-55 YEARS	56-65 YEARS	66+ YEARS
56%	11%	33%

TENURE

+5 YEARS	2-4 YEARS	<2 YEARS
45%	22%	33%

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Considering the foregoing factors and the attributes of the individual Directors, the Board of Directors considers itself a diverse body, well-suited to fulfilling its duties. The Governance and Sustainability Committee periodically assesses the skills, experience and other attributes of the individual Directors with a view toward ensuring an appropriate level of diversity and ensuring the Directors have the necessary expertise to fulfill their respective duties. In 2019, the Governance and Sustainability Committee conducted such an assessment in connection with its evaluation of candidates to be recommended to the Board for nomination of appointment as a Director.
The Composition of the Board of Directors: Guidelines are available on the Company’s website, www.cnhindustrial.com.
The Board of Directors is currently composed of two Executive Directors (i.e., who have been granted the titles “Chairperson” and “Chief Executive Officer”), having responsibility for the day-to-day management of the Company, and seven Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the Executive Directors to whom the title Chairperson or Chief Executive Officer has been granted. Six Directors (67%) qualified as independent under the NYSE Listing Standards and best practice provision 2.1.8 of the DCGC. The composition of the Non-Executive Directors is such that they are able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved; and in accordance with best practice provision 2.1.7 of the DCGC.
Pursuant to Article 14(2) of the Articles of Association, the Chairperson of the Board of Directors as referred to by law shall be a Non-Executive Director with the title “Senior Non-Executive Director”. On April 12, 2019 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the DCGC. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.
On September 9, 2013, the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Compensation Committee, and (iii) a Governance and Sustainability Committee.
On certain key industrial matters, the Board of Directors is advised by the Company's Global Executive Committee (“GEC”). The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters.
All Board members are expected to attend not less than 75% of all Board and Committee meetings. In addition, Non-Executive Directors are limited to being on not more than four (4) boards of other public companies. The following chart shows the 2019 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Lanaway	Mühlhäuser	Nasi	Scheiber	Simonelli	Tammenoms Bakker	Theurillat
Attendance %	100%	100%	100%	100%	100%	80%	75%	90%	80%
The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. Each year, under the oversight of the Governance and Sustainability Committee and with the assistance of the Corporate Secretary, the Board undertakes an annual evaluation of its own effectiveness and performance, and that of the Committees and individual Directors. In 2019, the evaluation of the Board and its Committees consisted of a self-assessment by each of the bodies facilitated by a written questionnaire. The questionnaire covers key functions such as composition of the Board, collegiality, information, oversight and involvement, and the Committees, and are designed to promote a robust and comprehensive performance assessment discussion. The Chairperson met with each of the Directors to discuss the performance of the Board, the Committees, and individual directors. The Board of Directors discusses the results of such performance assessment, in executive session, and agrees upon actions to take advantage of identified opportunities for improvement. On the recommendation of the Governance and Sustainability Committee, the Board intends to periodically engage a third party to facilitate the annual performance assessment.
The current composition of the Board of Directors is the following:

▪	Suzanne Heywood, Chairperson (Executive-Director)
Suzanne Heywood was appointed Chair of CNH Industrial N.V., in July 2018. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury, she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood

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is also a Board Member of The Economist (where she is an Audit Committee member), a non-executive director of Chanel, a director of the Royal Opera House (where she is the Acting Chair) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

▪	Hubertus M. Mühlhäuser, Chief Executive Officer (Executive-Director)
Hubertus M. Mühlhäuser is the Chief Executive Officer of CNH Industrial N.V. since September 2018. Mr. Mühlhäuser brings extensive leadership experience at multinational industrial companies and a deep knowledge of the agricultural and construction sector, as well as strategic expertise. Prior to joining CNH Industrial, he was appointed President, CEO and Director of Welbilt Inc., a leading manufacturer of food service equipment, in 2015. Before joining Welbilt Inc., he dedicated two years to his family business, the tunneling specialist Mühlhäuser Holding Ltd., which he successfully restructured. From 2006 to 2013 he held positions of increasing importance at AGCO Corporation, a global agricultural equipment manufacturer. Initially Hubertus was the Senior Vice President of Strategy and Integration and was subsequently appointed Senior Vice President of AGCO’s global engine division. In 2009, he assumed the role of Senior Vice President Eastern Europe and Asia, and in 2012 became Head of Europe, Middle East and Africa, AGCO’s largest business region. Hubertus M. Mühlhäuser started his career at Arthur D. Little in Zurich, Switzerland in 1994, where he was appointed Global Head of the Strategy & Organization practice in 2000. He was also a member of the Global Executive Team. Mr. Mühlhäuser, who is fluent in four languages, holds an MBA from the European Business School of Wiesbaden and Oestrich-Winkel. He serves on the Board of Cormoran de Bilbao SL, of Bilbao, Spain and is also a Member of the Board of the National Association of Manufacturers (NAM), Washington D.C., U.S.A., a member of the Business Roundtable and serves on the Board of Trustees of the University of Tampa, Florida, U.S.A. Born in 1969, German and Swiss citizenship. Date of first appointment: November 29, 2018.

▪	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee,
Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Boskalis (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

▪	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.

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▪	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.

▪	Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Mr. Nasi was elected a Director of CNH Industrial N.V. in April 2019. Mr. Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of Unicredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, U.S.A. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V. and Vice Chairman of the Board of Directors of EXOR N.V. Since November 2019, he has been a member of the Advisory Board of the Lego Brand Group. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.

▪	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee
Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG, Frankfurt, Germany. Ms. Scheiber obtained her M.B.A. from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

▪	Lorenzo Simonelli, Director (Non-Executive Director—independent), Member of the Audit Committee
Lorenzo Simonelli was appointed Director of CNH Industrial in April 2019. He is the Chairman, President and CEO of Baker Hughes, an energy technology company that combines innovation, expertise and scale to provide solutions for energy and industrial customers worldwide. In October 2017 he was named Chairman of the Board of Baker Hughes, and has been President and CEO since the Company’s creation in 2017, where he oversaw the successful merger of GE Oil & Gas with Baker Hughes Inc. In 2013 he was appointed President and CEO of GE Oil & Gas. Previously, Mr. Simonelli served as President and CEO of GE Transportation, a global transportation leader in the rail, mining, marine and energy storage industries. During the five year tenure, he expanded and diversified GE Transportation by focusing on advanced technology manufacturing, intelligent control systems and a diverse approach to new propulsion solutions. He served as Chief Financial Officer for the Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors. Lorenzo Simonelli joined GE’s Financial Management Program in 1994, where he worked on assignments in GE International, GE Shared Services, GE Oil & Gas and Consolidated Financial Insurance. Mr. Simonelli currently serves on the board of c3.ai. He graduated in Business & Economics from Cardiff University,

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Wales and received a master’s degree honoris causa in Chemical Sciences from the University of Florence, Italy. Born in 1973, Italian, Swiss and British citizenship. Date of first appointment: April 12, 2019.

▪	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Fund, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.
BOARD REGULATIONS
On September 9, 2013, the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.
The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.
The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.
A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the Board of Directors may not act as proxy for more than one co-member.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.
The regulations are available on the Company’s website, www.cnhindustrial.com.
THE AUDIT COMMITTEE
The Audit Committee is responsible for, among other things, assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program. The Company has established a separate department for the internal audit function and the head of the internal audit function reports to the Audit Committee, which reviews and approves the annual internal audit plan.

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The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Lanaway, Simonelli, and Ms. Scheiber. The Audit Committee is appointed by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision 2.1.4 of the DCGC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer, the Corporate Secretary and other Company officers attend its meetings.
Each of the members of the Audit Committee are independent. In addition, the Board has designated each of the members of the Audit Committee as a “financial expert”.
During 2019, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements (and the independent auditors’ review or audit thereof), the key risks and controls relating to the Company’s information systems, and the appropriateness and completeness of the system of internal control, the performance of the Company’s internal audit function, the performance of the Company’s independent public auditors, legal matters facing the Company, and the implementation and effectiveness of the Company's ethics and compliance program.
The following chart shows the 2019 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Lanaway	Scheiber	Simonelli
Attendance:	100%	90%	70%	86%
THE COMPENSATION COMMITTEE
The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s Remuneration Policy, (ii) reviewing and recommending for approval the compensation of Executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.
The Compensation Committee currently consists of Messrs. Houle (Chairperson), Nasi, and Ms. Tammenoms Bakker. The Compensation Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than one member may be non-independent under the NYSE Listing Standards and the DCGC. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company and the Corporate Secretary attend its meetings.
Two of the three members of the Compensation Committee are independent.
The Compensation Committee shall meet at least once every year. The following chart shows the 2019 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Houle	Nasi	Tammenoms Bakker
Attendance:	100%	100%	100%
THE GOVERNANCE AND SUSTAINABILITY COMMITTEE
The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of Executive and Non-Executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.

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The Governance and Sustainability Committee currently consists of Messrs. Nasi (Chairperson), Houle, and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the DCGC, and none of the members may be Executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
Two of the three members of the Governance and Sustainability Committee are independent.
The Governance and Sustainability Committee shall meet at least one time every year. The following chart shows the 2019 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Nasi	Houle	Tammenoms Bakker
Attendance:	100%	100%	100%
In addition, as described above, the charters of the Audit Committee, Compensation Committee, and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the DCGC. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.
THE GLOBAL EXECUTIVE COMMITTEE
CNH Industrial established the Global Executive Committee to strengthen the quality of the Company’s decision-making and the implementation of its strategy.
The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters. The Board of Directors remains accountable for the decisions of the GEC and has ultimate responsibility for the Company’s management and external reporting. The GEC is comprised of CNH Industrial’s Chief Executive Officer, and key senior managers.
The GEC is effectively supervised by the Non-Executive Directors of the Board of Directors. For this purpose, the GEC, through the Executive Directors, provides the Non-Executive Directors with all information the Non-Executive Directors require to fulfill their responsibilities. During 2019, the leaders of various Segments and business units (all GEC members) presented to the Board their operating results, strategic business plans, and long-term value creation strategies as well as their top short-term and medium-term operational and strategic risks. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans.
AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS
Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors. Non-Executive Directors are not awarded remuneration in the form of shares and/or rights to shares (they are paid only in cash) and their compensation is not affected by Company results.
INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS
Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in an action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled otherwise.
CONFLICT OF INTEREST
A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).
In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused

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from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8. of the DCGC, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.
The Directors shall inform the Board through the Chairperson or the Corporate Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as "independent", or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chairperson that are designed to elicit relevant information regarding business and other relationships (the “Formal Annual Assessment”).
In addition, the Company has adopted a Conflict of Interest Policy that covers the Company’s directors, officers and employees. Under the Policy directors are required to promptly disclose to the Company’s Chief Compliance Officer any conflict of interest (defined as when an individual’s personal interest or activity interferes with, or even appears to interfere with, the interests of the Company). The Chief Compliance Officer is to refer to the Company’s other directors any transaction or potential conflict of interest involving a director. Such other directors are to review the applicable facts and determine whether a conflict of interest exists with respect to such director.
Based on each Director’s Formal Annual Assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination. Each year, the Governance and Sustainability Committee considers, among other things, the Directors’ Formal Annual Assessment and any other disclosures when considering candidates to be recommended to the Board for appointment as Directors. In 2020, the Governance and Sustainability Committee and the Board considered such disclosures in February and determined that no Conflict of Interest existed.
LOYALTY VOTING PROGRAM
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares to be held with associated common shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
In connection with the Merger, CNH Industrial implemented a loyalty voting program, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share to be held only with each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the loyalty voting program. The CNH Industrial common shares held by shareholders that elected to participate in the loyalty voting program had their common shares registered in the Company's Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to participate in the loyalty voting program, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).
Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting program by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares to be held with associated common shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to hold one special voting share for each such Qualifying Common Share the shareholder continues to hold. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment

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of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with the loyalty voting shares corresponding to its previously Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant common shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be surrendered to CNH Industrial for no consideration.
CNH Industrial’s common shares are freely transferable. Special voting shares are not admitted to listing and are transferable only in very limited circumstances and only along with the common shares to which they are associated. Any transfer of common shares that are registered on the Loyalty Register will trigger the de-registration of such common shares from that register and any associated special voting shares will automatically be surrendered to CNH Industrial for no consideration.
The purpose of the loyalty voting program is to grant long-term CNH Industrial shareholders an extra voting right as qualifying shareholders are entitled to exercise an additional vote through the common share and the associated special voting share held. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. No distribution has been made from this reserve. The special voting shares do not have any other economic entitlement.
Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by participants in the loyalty voting program to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the special voting share terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.
A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, Executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of the Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.
GENERAL MEETING OF SHAREHOLDERS
At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year. In addition, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with. If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied

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that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.
All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.
Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.
The agenda of the Annual General Meeting shall contain, inter alia, the following items:

a)	adoption of the Company’s annual accounts;

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	as required by Dutch law, the Company's Remuneration Policy;

e)	if applicable, the proposal to pay a dividend;

f)	if applicable, discussion of any substantial change in the corporate governance structure of the Company;

g)	the appointment of Directors; and

h)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth (28th) day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his/her absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.
One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.
If an official notarial record is made of the business transacted at the shareholders’ meeting, then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company's expense.

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As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest, this notice must be received by the Board of Directors on the day specified in the convening notice.
Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.
The Company, as a foreign private issuer, is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.
The chairperson of the meeting of shareholders shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the shareholders present objects.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.
Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

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ISSUANCE OF SHARES
The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.
The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance of shares, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018, to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.
For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company.
In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any Company equity incentive or compensation plan.
The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the Board of Directors if it has been designated to do so by the general meeting of shareholders and provided the Board of Directors has also been authorized to resolve on the issuance of shares of the company.
At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant to the share issuance authorization described above.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.
PRINCIPAL OFFICE AND HOME MEMBER STATE
The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.
The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.
The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.
The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

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CULTURE
The Board is responsible for creating and fostering a culture aimed at long-term value creation for the Group and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (which was renewed and updated in 2019, the “Code of Conduct”) and the Company issued its Supplier Code of Conduct, both of which are discussed below. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include the: Chief Executive Officer, Chief Financial Officer, head of Internal Audit, Corporate General Counsel, Chief Compliance Officer (“CCO”), Chief Information Officer, President of the Financial Services segment, head of the Human Resources function, and Chief Strategy, Talent, ICT and Digital Officer. The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through, among other things, the Company’s performance assessment process.
CODE OF CONDUCT
On July 31, 2014, the Board of Directors adopted the Company's Code of Conduct that describes the Company’s values that contribute to a culture focused on long-term value creation. The Company periodically reviews and updates the Code of Conduct to ensure it is consistent with applicable laws and best practices. In September 2019 the Board of Directors adopted the current revised and updated version of the Code of Conduct. The Code of Conduct forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, officers, employees, consultants and business “partners” are required to observe. The Code of Conduct covers topics such as the environment, health and safety, antitrust/competition, anti-corruption, data privacy, management of human resources, communities and respect of human rights.
The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the principles set forth in the Code of Conduct.
In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to such areas as labor and human rights, the environment, trade restrictions and export controls, business ethics and anti-corruption, and reporting matters to the Company.
The Code of Conduct is available in 19 languages on the Corporate Governance section of the Company’s website, (www.cnhindustrial.com), and on the Company's intranet site.
The Supplier Code of Conduct is available on the Suppliers section of the Company’s website and on the Company's intranet site and is available in nine languages.
The Company has established dedicated channels of communication to enable CNH Industrial’s employees, customers, suppliers, and other third parties to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s Compliance Helpline is a global reporting tool available in 14 languages and is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or in person to a manager or other Company representative. Company employees are required to report compliance issues. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.
The Group’s ethics and compliance program is managed by the Global Compliance function. The Company’s CCO manages the Global Compliance function and reports to the Company’s Chief Executive Officer. In addition, the CCO reports on (at least) a quarterly basis to the Audit Committee. The CCO’s reports to the Audit Committee include such things as compliance training and communications activities, material compliance and ethics trends and topics, matters reported to the Compliance Helpline, the status of material investigations, and the effectiveness of the compliance and ethics program. The Global Compliance function is responsible for, among other things, maintaining the Code of Conduct, creating and deploying compliance training, managing the Compliance Helpline (including investigating reported matters), creating and maintaining compliance-related corporate policies, and assessing legal and compliance risks and working with stakeholders to develop policies, procedures and controls to effectively manage such risks.
The Group’s Code of Conduct is supplemented by additional corporate policies, guidelines and procedures that provide greater detail than is contained in the Code of Conduct. Corporate policies cover areas of higher risk given the nature and extent of the Company’s business such as: conflicts of interest, bribery and corruption, antitrust/competition law, international trade compliance, and data privacy. Each year employees are required to certify that (1) they have read and understand the Code of Conduct and the Company’s Conflict of Interest Policy, and (2) they have not violated, and are not aware of a violation of, the Code of Conduct or the Conflict of Interest Policy.

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RESPECT FOR HUMAN RIGHTS
CNH Industrial respects and promotes human rights in line with national laws, the fundamental Conventions of the International Labour Organization (ILO), the UN’s Universal Declaration of Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition to setting out principles of professional conduct, the Company’s Code of Conduct also underscores the importance of respect for the individual.
The Company is committed to ensuring respect for fundamental human rights wherever it operates and seeks to promote respect for these principles by others where it has an influence, particularly among contractors, suppliers, and other entities and individuals with whom it has a business relationship. The Company will not establish or continue a relationship with an entity or individual that refuses to respect the principles of its Code of Conduct.
CNH Industrial monitors respect for human rights both internally, through the Internal Audit function, and for suppliers, through an annual assessment process. In 2019, approximately 12,000 Company employees in North America and in 16 countries in Europe have been included in the analysis and 790 suppliers have been assessed worldwide, representing 60% of direct material purchases.
The Company seeks to implement a variety of measures (e.g. training activities) to help employees understand and address human rights issues in the course of their work. In 2019, online training on human rights and other Code of Conduct aspects was delivered to all of CNH Industrial’s Board of Directors and GEC members, as well as to approximately 24,200 employees. Moreover, a specific human rights course focusing on promoting mutual respect was delivered to approximately 25,100 employees worldwide, while a specific course on avoiding sexual harassment was delivered to employees in South Korea.
ANTI-CORRUPTION AND BRIBERY
CNH Industrial’s commitment to doing business with integrity means avoiding corruption in any form, including bribery, and complying with the anti-corruption laws of all countries in which it operates.
CNH Industrial has adopted and implemented an Anti-Corruption Policy, which is distributed to all Company employees and senior management across all geographical areas and is available on the Company’s intranet portal in 16 languages. The Company also provides corruption prevention training using both online and scenario-based classroom training.
CNH Industrial’s Internal Audit function verifies, among other things, corruption prevention processes and controls. The results of such internal audits are submitted to both the Company’s Audit Committee and senior management, in order to enable them to take action when an opportunity to improve internal controls is identified. In 2019, no substantiated reports of bribery or corruption were reported to the Company through the Compliance Helpline or otherwise. In addition, Internal Audit activities did not identify bribery or corruption problems or issues. The Company also investigates and tracks, among other things, all corruption allegations to evaluate the need for additional controls and training, and surveys all employees annually, reminding them of their obligation to report compliance issues.
In addition, the Company’s Supplier Code of Conduct sets forth the Company’s expectations with respect to all suppliers. The Supplier Code of Conduct prohibits any form of bribery, “kickbacks”, or any other improper payment (of cash or anything of value) to a third party to obtain an unfair or improper advantage.
COMMUNITY RELATIONS
As stated in the Code of Conduct, CNH Industrial is aware of the potential direct and indirect impact of its decisions on the communities in which it operates. For this reason, the Company promotes an open dialogue to ensure that the legitimate expectations of local communities are duly taken into consideration, and voluntarily endorses projects and activities that encourage their economic, social, and cultural development. Moreover, CNH Industrial acts in a socially responsible manner by respecting the culture and traditions of each country, and by operating with integrity to earn the trust of the community.
The individual Segments or brands, in consultation with local management, decide which projects to support based on actual local needs, maximizing open dialogue with local stakeholders and collecting their suggestions for improvement. They also decide whether to act directly or through partnerships with local institutions and organizations working in the social sphere.
The CNH Industrial Community Investment Policy, available on the Company's website, ensures that activities are managed consistently, identifying methods and defining areas of application at a global level.
In 2019, resources allocated by CNH Industrial to communities were valued at approximately $5.3 million.
In addition, CNH Industrial strives to respond rapidly to the needs of people affected by natural disasters. The Company channels resources (vehicles and financial and technical support) to aid impacted communities, and coordinates employees who want to voluntarily assist in relief efforts.

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RELATED PARTY TRANSACTIONS POLICY
The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company to ensure full transparency and substantive and procedural fairness.
INSIDER TRADING POLICY
On September 9, 2013, the Board of Directors adopted an Insider Trading Policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities or the securities of any third party to the extent that such person acquires material non-public information in relation to that third party, or the financial instruments of that third party, as a result of such person’s employment with, or service to, the CNH Industrial Group. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.
The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.
MARKET ABUSE REGULATION (MAR)
On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No 596/2014, “MAR”) entered into force in the EU replacing the existing current rules in the different European countries originated by the implementation of an EU directive issued in 2003.
The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (“Inside Information”).
In the field of prevention of insider dealing, the MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, persons discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.
DISCLOSURE OF INSIDE INFORMATION
Inside Information, as defined under the MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. This disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under the MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.
INSIDERS LISTS
Pursuant to Article 18 of the MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.
PUBLIC TENDER OFFERS AND PRIVATE BIDS
Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) and bonds with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.
If and when occurring, CNH Industrial will respond appropriately to any potential future private bid considering the circumstances of such matter at the relevant time.

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DISCLOSURES PURSUANT TO DECREE IMPLEMENTING ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS
In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.
For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 22 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Program” of this Annual Report. As at December 31, 2019, the issued share capital of the Company consisted of 1,364,400,196 common shares, representing 77% of the aggregate issued share capital and 396,474,276 special voting shares, representing 23% of the aggregate issued share capital.

b.
The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.
For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

f.
No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.
The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.
The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018 to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company. At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been also authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire

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shares in the capital of the Company, pursuant the share issuance authorization described above.
The Board of Directors is authorized to acquire special voting shares in the capital of the Company for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the Articles of Association of the Company.

j.
The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

SUSTAINABILITY PRACTICES
CNH Industrial is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. For this purpose, the Company has a robust Governance model, to manage all its operations in an ethical and transparent way. Sustainability in CNH Industrial is a way of doing business and it involves every area, function and employee within the organization.
The main tools of the sustainability management system are: the materiality analysis, which defines social and environmental priorities; approximately 200 KPIs, that monitor the sustainability performance; the Sustainability Plan, which tracks commitments; and the annual Sustainability Report.
For further details see the previous section on “Our Commitment to Sustainable Development and Long-term Value Creation”.
COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE
While CNH Industrial endorses the principles and best practice provisions of the DCGC, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follows:

▪
Under best practice provision 5.1.3, the chairman of the management board should be an independent Director. CNH Industrial has adopted a one-tier governance structure with two Executive Directors and, in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chairperson’ and ‘Chief Executive Officer’. The Board has entrusted to an independent Director the duties attributed by the DCGC to the chairman of the management board in one-tier companies (or to the chairman of the supervisory board in two-tier companies). The Board has granted to such independent Director the title of ‘Senior Non-Executive Director’ (so as to distinguish such Director from the Chairperson of the Company, who is an Executive Director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice provision 5.1.3, as the current Senior Non-Executive Director satisfies the requirements described in best practice provision 5.1.3 of the DCGC.

▪
CNH Industrial deviates from best practice provision 2.3.4 in that the Senior Non-Executive Director (who is independent) is the chairman of the Compensation Committee, whereas the DCGC provides that the persons who chairs the board meeting should not assume the role of chairman of the remuneration committee. The Company believes that such duplication of role enhances the effectiveness of the Senior Non-Executive Director and is consistent with the intent of best practice provision 2.3.4.

▪
The Board has not appointed a vice-chairman in the sense of best practice provision 2.3.7 of the DCGC. Since the Company adopted a one-tier governance structure with a single management board comprised of Executive Directors and Non-Executive Directors, the Board has granted the title of ‘Chairperson’ to one Executive Director and designated as ‘Senior Non-Executive Director’ one of the Non-Executive Directors. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. Furthermore, the Board Regulations provide that in absence of the Senior Non-Executive Director any other Non-Executive Director chosen by a majority of the Directors present at a meeting shall preside at meetings of the Board of Directors. The Company considers the above sufficient to ensure that the role and function assigned by the DCGC to the vice-chairman is properly discharged.

▪
Pursuant to best practice provision 4.1.8 of the DCGC, every Executive and Non-Executive Director nominated for appointment should attend the Annual General Meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the

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Company's general meeting of shareholders is well informed in respect of the nominees for (re)appointment and in practice only the Executive Directors, and Non-Executive Directors nominated for the first time for appointment to the Board, will therefore be present at the Annual General Meeting.

▪
The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the DCGC. Pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed on the NYSE, it also relies on certain U.S. governance requirements and practices, one of which is the reappointment of Directors at each Annual General Meeting of Company shareholders.

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Statement by the Board of Directors
Based on the assessment performed, the Board of Directors believes that, as of December 31, 2019, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective and that (i) the Board Report provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems. This is discussed in section “Internal Control System”; (ii) the internal risk management and control systems are designed to provide reasonable assurance that the financial reporting does not contain any material inaccuracies. This is discussed in section “Internal Control System”; (iii) based on the current state of affairs, it is justified that the Group’s and the Company’s financial reporting is prepared on a going concern basis. This is justified by the discussion in the Notes to the Consolidated Financial Statements and in the Notes to the Company Financial Statements; and (iv) the Board Report states those material risks and uncertainties that are, in the Board of Director’s judgment, relevant to the expectation of CNH Industrial’s continuity for the period of twelve months after the preparation of the Board Report. Refer to section “Risk Factors”.

March 3, 2020

Suzanne Heywood
Chairperson

Hubertus M. Mühlhäuser
Chief Executive Officer
Responsibilities in respect of the Annual Report
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Board Report, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Board Report provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 3, 2020

The Board of Directors

Suzanne Heywood
Hubertus M. Mühlhäuser
Léo W. Houle
John Lanaway
Alessandro Nasi
Silke C. Scheiber
Lorenzo Simonelli
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

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REMUNERATION REPORT
Introduction
Our Remuneration Policy is designed to competitively reward the achievement of long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Non-Executive Directors (“Non-Executive Directors”), at the recommendation of the Compensation Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive Directors were implemented in 2019, in accordance with the Remuneration Policy. A copy of the Remuneration Policy for reference is available on the Company’s website, www.cnhindustrial.com.
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2019 Company achievements, successes and developments were driven by organization-wide alignment of the shared Company strategy and values, with a pay philosophy that rewards the achievement of those goals.

Business context
The market environment in 2019 presented numerous challenges to our businesses, from trade disputes and tariffs to climate change, that led to volatile customer demand for our products and resulted in a weaker revenue performance than we had anticipated at the start of the year. Nonetheless, thanks to our strong operational discipline, we managed to meet our external commitments on profitability, while also maintaining our focus on our longer-term objectives.
The environmental sustainability of our business is a key priority for the Board of Directors (“Board”) and is considered an essential factor for the long-term success of CNH Industrial. In 2019, CNH Industrial was named Industry Leader in the Dow Jones Sustainability Indices for the 9th year in a row. This recognition demonstrates our Company’s continuous contribution, commitment and industry leadership towards a more sustainable environment and the future of our planet.

Highlights of our financial performance in 2019

▪	Net sales of Industrial Activities of $26.1 billion, a 2.1% decline at constant currency from 2018, amid lower market demand;

▪	Adjusted Net Income of $1.2 billion, up 5% compared to 2018;

▪	Adjusted diluted Earnings Per Share (“EPS”) up 5% year-over-year at $0.84 per share;

▪
Net debt of Industrial Activities at the end of 2019 at $0.9 billion, up by $255 million from end of 2018, due to higher working capital and cash investments related to the Merger & Acquisition activity performed during the year;

▪	Fitch Ratings improved the outlook of CNH Industrial N.V. to positive from stable and affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB- “;

▪	Total of $332 million returned to shareholders in 2019 through cash dividends and share buy-back.

Definitions of non-GAAP metrics referenced in the above list (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Net Income/(Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
Adjusted diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

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Business Achievements
This resilient financial performance reflected the commitment of our businesses to meeting the needs of their customers with innovative and segment-leading products. These were reflected in a range of industry accolades as well as significant orders. Highlights of the year are set out in the table below:

Agriculture	Construction
▪
Case IH and New Holland Agriculture received a total of four ‘Machine of the Year’ titles at SIMA 2019 in Paris.
▪
New Holland Agriculture obtained the gold medal at the SITEVI Innovation Awards 2019 for its two, all-inclusive solutions, Plug-and-Play and Multipurpose-on-Demand.
▪
At Agritechnica in Hanover, New Holland was crowned with two coveted titles: ‘Tractor of the Year 2020’ in the Best of Specialized category for its Specialty Tractor T4 V/N/F models, and the new ‘Sustainable Tractor of the Year 2020’ award for the T6 Methane Power, the world’s first production methane tractor. Our aftermarket brand and start-up incubator AGXTEND was also awarded a silver medal for its ISOMAX concept. Additionally, Case IH, New Holland and STEYR earned ‘Machine of the Year 2020’ titles in different categories for their innovative machinery and technology.

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The CASE Compact Track Loader received the award for 'Contractors' Top 50 New Products of 2019’ from Equipment Today and the ‘2019 Editor’s Choice Award’ from Green Industry Pros.
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CASE Construction also secured important orders, selling its first Stage V excavator in the Nordics and completing the sale of 12 excavators to Ruttle Plant Hire, a major U.S. supplier to the construction industry.
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Four of CASE's new products earned spots on ‘Construction Equipment’s 2019 Top 100 New Products’ list.
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The CASE 1110EX soil compactor won ‘Best design - Safety Award’ from the Equipment Times Yellow Dot Awards 2019.
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In Italy, over 100 CASE Construction Equipment crawler excavators and wheel loaders were used to upgrade the runway at Milan Linate Airport.

Commercial and Specialty Vehicles	Powertrain
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IVECO bus won the ‘Sustainable Bus of the Year 2020’ award for its Crossway Natural Power bus.
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Significant product orders were secured, including that of IVECO Bus for 217 city and intercity Crossway buses in Norway, 200 Crossway and 50 Crealis Natural Power buses for the Abidjan Transport Company, and 409 Urbanway Natural Power buses for the Paris Transport Authority.
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Our Heuliez Bus brand leveraged its expertise in alternative propulsion to win an order for 49 electric city buses for a Dutch public transportation company and 50 fully electric buses in Paris.
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IVECO Defence Vehicles also signed a major contract to supply the Dutch Ministry of Defence with 1,275 medium multirole protected vehicles.

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FPT Industrial introduced several new engines during 2019, among them the N67 Natural Gas engine specifically developed for off-road applications.
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As part of its continuous approach to sustainability, our brand presented the Cursor 13 NG prototype, the most powerful 100% Natural Gas engine on the market for industrial vehicles.
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FPT also began its participation in VISION-xEV, a project funded by the European Commission as part of the European Green Vehicles Initiative, which contributes to the advancement of future electrified powertrain systems.

Strategic and Development Initiatives
A new wave of changes is upon us that is fueling major shifts in business, the economy and wider society. These changes, called megatrends, are enormous in their impact. Environmental sustainability, discussed above and in our Sustainability Report, is one of these. They also include, among others, digitalization, autonomous, servitization, and alternative propulsion.
To navigate and to thrive in the context of these megatrends, our Company has been working on key initiatives that involve internal projects, partnerships and acquisitions, new product launches and the presentation of innovative concepts.
Digitalization is the new normal, and an enabler for innovative solutions such as precision farming, telematics and open connectivity. Our strategic acquisition of AgDNA, a company with proven experience in Farm Management Information Systems, strengthened our capabilities in this area. In addition, Case IH, STEYR and New Holland Agriculture have come together for the award-winning DataConnect project, partnering with John Deere, CLAAS and 365FarmNet to develop precision farming solutions.

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Concerning automation, our Company’s autonomous vehicle research and development program is pushing forward with the Autonomous Vehicle Concept (AVC).EP Although it is still a concept, some of its key technologies were rolled out this year on currently available Case IH and CASE Construction equipment. One example is the automation of all harvesting processes to simplify farmers’ tasks, resulting in productivity improvement, downtime reduction, better grain quality, development of tailored agronomic plans and prevention of driving incidents. We also began introducing autonomous technology in our commercial vehicles to improve customer productivity, increase safety and operator efficiency, and reduce emissions.
Servitization, the services around products, is increasing in importance and giving rise to new business models. Our Company is focusing heavily in this area, adding high-tech solutions to its most recently launched products. We see this in the new IVECO S-Way, a 100% connected, driver-centric long-haul truck that opens a new era in fleet management and on-board living. Also, IVECO launched the New Daily van in 2019, which embraces connectivity and unlocks a whole new world of highly personalized services tailored to meet customer requirements. We also advanced AGXTEND, our aftermarket brand focused exclusively on precision farming technology solutions.
As far as alternative propulsion is concerned, several of our brands announced strategic partnerships, including IVECO and FPT, which are working with Nikola to accelerate the zero-emission future for heavy-duty trucks. FPT also signed a memorandum of understanding with Microvast to design and assemble high-voltage battery packs. In addition, we are part of the H2HAUL project for the development of fuel-cell electric heavy-duty trucks in Europe. On another front, we have developed numerous innovative concepts that were announced in 2019: CASE ProjectTETRA, the first methane-powered construction machine in the world, STEYR and FPT’s Konzept hybrid tractor loaded with future farming technology, and the zero-emission Nikola TRE heavy-duty truck, the first product stemming from the IVECO, FPT and Nikola partnership.
Successful initiatives like these reveal how our Company is adapting to the changing world. They support our responses to the specific megatrends and are integral to our new "Transform2Win" strategy which we launched at our Capital Markets Day in September 2019. This marks the beginning of a major transformation within the Company, which is structured around segment and function strategies backed by three clear and measurable corporate objectives: grow sales, perform & simplify operations, optimize capital structure. These objectives define our path to delivering superior stakeholder value, including excellent products and services for our customers.
We began on this pathway in 2019 and some highlights include the launch of our 80/20 Program to streamline our offering to focus on customer needs and the priorities of our businesses. Significant gains were also made in World Class Manufacturing: we now have 2 gold, 17 silver and 26 bronze level plants throughout the world. We continued delivering our customer-centric Horizon aftermarket solutions, prioritizing loyal customers and partnering with dealers. Of course, sustainability was and continues to be a major element of our strategy, with sustainable initiatives embedded in all areas of our business, from actively reducing CO2 emissions to achieving our goal of decarbonization. Finally, we completed Phase 1 of our footprint rationalization program in our Construction and Powertrain operations.
In addition, we began preparations for the separation of our ‘On-Highway’ (commercial vehicles and powertrain segments) and our ‘Off-Highway’ businesses (agriculture, construction and specialty segments), each supported by a dedicated financial services business. The separation, which is planned to occur early 2021, was communicated as part of our "Transform2Win" strategy recognizing that the ‘On-Highway’ and ‘Off-Highway’ businesses have diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends. The separation will result in the creation of two listed entities, each a world leader in its business, and will maximize management focus and flexibility, align investment priorities and incentives, better meet respective business needs and optimize the cost and capital structure of each company to drive profitable growth.
Our strategy is framed on top by our purpose, Powering Sustainable Transformation, which is the reason why we exist and is intrinsically linked to our future business success. The base of our strategy is a solid foundation made up of our values: entrepreneurship, passion, team spirit and excellence. These four values represent our identity, the way we work and what propels us forward.
Compensation Peer Group
The quality of our leaders and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. A key principle of our compensation philosophy is to provide a competitive compensation structure that can attract, motivate and retain highly qualified senior executives.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial N.V.’s business and considers public listing, industry practices, geographic reach and revenue proximity.
Our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be inappropriate in light of being listed in both the New York and Milan stock exchanges and the strong commercial presence in the United States. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies,

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targeting an overall median revenue size comparable to CNH Industrial N.V. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.
In 2019, additional European companies were added to the compensation peer group to reflect a more balanced approach between the primary geographic regions for CNH Industrial. The industrial companies of BAE Systems plc, Rolls-Royce Holdings plc, Traton SE and Valeo SA have been added while Johnson Controls International plc and MAN SE were removed. Johnson Controls International plc has sold its Power Solutions business and is no longer comparable to CNH Industrial; while MAN SE is an entity of Traton SE which has been added and is a closer match in size and scope than MAN SE.
The compensation peer group, as shown in the table below, balances both U.S. and European peers to support our need to compete globally for top talent and leaders, given our extensive worldwide presence.

U.S. Companies	Non-U.S. Companies
AGCO Corporation	AB Volvo
Caterpillar Inc.	BAE Systems plc
Cummins Inc.	Continental AG
Deere & Company	Magna International Inc.
General Dynamics Inc.	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE
Navistar International Corporation	Valeo SA
PACCAR Inc.
United Technologies Corporation
Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices. The current market position for the CEO’s targeted pay is between 25th percentile and median of the above blended U.S. and European peer companies and is deemed competitive. The variable pay elements are designed to align actual pay levels with Company performance, following market practice threshold and overachievement variable pay structure.

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OVERVIEW OF REMUNERATION ELEMENTS
The Executive Director’s remuneration consists of the following primary elements:

Remuneration Element	Description	2019 Implementation
Base Salary	Fixed cash compensation set competitively to appropriate peer group	The Executive Directors’ base salary, set upon their respective appointments in 2018, remained competitive with no change in 2019
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives
New metrics were selected to align with business priorities, establishing an over trigger achievement of at least 70% of Consolidated Adjusted EBIT Margin % target for any payout to add additional focus on profitability during a slowdown in key markets.

CEO:
■ Target payout is 125% of base salary and maximum payout is 200% target payout
Pay for performance alignment was reflected in the payout under the 2019 Company Bonus Plan, where challenging market and economic forces suppressed full goal attainment and the resulting overall payout was below target.

■ No discretion applies
Chairperson: Does not participate in the annual bonus program
Long-Term Variable	To align Executive Directors to strategic goals and reward for sustained long-term growth	The 2017-2019 LTI performance cycle:

Two components:
■ 75% Company performance-based awards (Performance Share Units or PSUs)
■   25% retention-based awards (Restricted Share Units or RSUs), subject to favorable individual performance and demonstration of Company values

■ Company performance-based awards were tied to TSR performance relative to industry peers and maintaining investment grade credit rating. CNH Industrial’s relative TSR ranking did not meet the threshold for payout. No discretion was applied.

The Company performance component is subject to the achievement of predetermined challenging performance and market objectives, covering a 3-year performance period
■ Retention-based RSU awards under the first installment vested in 2019. The Compensation Committee determined an overall assessment of individual performance and leadership values met the vesting conditions.

Holding period of five years from grant aligns with Dutch Corporate Governance Code (“DCGC”)
In 2019, a portion of the RSUs connected to the next LTI performance cycle, 2020-2022, was granted with vesting in 2021 for continuity of an annual award opportunity while replenishing retention value for the Company.

Postemployment Benefits
CEO:
■ Company sponsored retirement savings programs, available to all salaried employees
■    Prorated equity award vesting in the event of death, disability or involuntary termination by the Company, not for cause
■  Retiree healthcare benefits
■ Severance protection of 12 months’ base salary aligns with DCGC
Current benefits in-line with the Remuneration Policy did not change in 2019
Chairperson: ■ Prorated equity award vesting in the event of death or disability. Board discretion in the event of end of mandate. ■ No other post mandate benefits provided
Other Benefits	CEO: ■ Typical benefits such as a company car, medical insurance, accident insurance, relocation and tax assistance ■ Tax equalization for any non-U.S. sourced employment income	Current benefits in-line with the Remuneration Policy did not change in 2019
Chairperson: No benefits provided

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Executive Directors’ 2019 Total Direct Compensation
The total annual compensation of the Executive Directors emphasizes pay for performance and long-term value creation, as evidenced by having significant pay at risk, contingent on performance and with a long-term horizon.

▪
Pay for Performance: through variable incentives, the Company aligns and rewards our executives on the achievement of the sustainable financial and operating goals as well as the leadership values that drive the attainment of those goals.

▪	Long-term value creation: further linkage supported by a requirement to hold equity awards for a minimum of five years from date of grant.
The narrative and charts below show the actual key components of compensation realized in 2019, base salary and short- and long-term incentives, and are intended to provide additional context for understanding the actual compensation received in 2019 as well provide a helpful comparison to the targeted and maximum pay mix.
CEO
The CEO’s 2019 realized compensation related to the 2019 performance year:

Base Salary	$1,100,000	(1)
2019 STI:	$367,000	(33% of base salary, which is 27% of target achieved)
2019LTI(2)	$983,946	(97,300 share @ $10.1125/share (FMV at grant))
Total:	$2,450,946
(1) Base salary included in the Summary Remuneration table in a later section includes earnings from previously deferred salary. Current base salary is $1.1 million, unchanged in 2019.
(2) The 2019 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2019, an RSU award was granted (as indicated) and no PSUs vested. For the value of equity awards that vested during 2019, the CEO earned $4.5 million, including a “Make Whole” award (which was an agreed award upon hire to compensate for forfeited equity with prior employer) of $3.7 million. All the details at grant, vesting and outstanding of each award are reported in the share table in a later section.

The CEO has discussed the Company’s pay philosophy, targeted pay structure and his 2019 actual compensation with the Board and fully accepts his compensation package as fitting to his role and to the 2019 performance. The CEO embraces the pay for performance compensation philosophy and is aligned with and favors the risks and rewards that come with that approach to compensation. Furthermore, the CEO recognizes that his leadership position demands setting the example and to advocate a shared, one-company mindset of performance and accountability to deliver on business objectives and values.

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Chairperson
The realized 2019 compensation for the Chairperson:

Base Salary:	$250,000	(1)
2019 STI:	NA	(no annual bonus eligibility)
2019 LTI(2):	—
Total:	$250,000
(1) Base salary included in the Summary Remuneration table in a later section includes the prorated Chairperson fees from November 29, 2019 through December 31, 2019, paid in January 2020. Current annual base salary is $250,000, unchanged in 2019.

(2) The 2019 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. For the value of RSU equity awards that vested during 2019, the Chairperson earned $0.1 million, as reported in the share unit table in a later section.

In the Executive Chairperson role, the duties focus more on long-term value creation than on day to day management, and the variable incentives are aligned accordingly with no short-term incentive pay, but with long-term incentive reward opportunity. The Board discussed with the Chairperson her total compensation package, and the Chairperson is fully aligned with the compensation package and the long-term emphasis of her pay elements.
In accordance with DCGC, both Executive Directors’ equity awards are long-term investments in the Company and fully align with the shared interests of shareholders.
Internal Pay Ratios
When setting the Executive Directors’ compensation, the Compensation Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large global complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is closely and carefully evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. This is a change from the last year, the first year the pay ratio was reported by CNH Industrial, when a median compensated employee’s total direct compensation was used to compare to the CEO’s targeted total direct compensation. As a five-year trend of average employee compensation and CEO compensation is a new requirement effective for 2019, it is appropriate to use a consistent methodology for the CEO pay ratio. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity. Under this methodology, the value of an equity award is spread between grant and vesting; the CEO value below includes expense related to performance awards that were ultimately forfeited.
The average employee compensation is the total personnel costs reported in the Annual Report less any Executive Director compensation divided by average year headcount reported in the Annual Report less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies.

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For the past five years, the trend of CEO pay versus average employee compensation is shown in the following table:

	2019(1)	2018(2)	2017(3)	2016(4)	2015(5)	5-year trend
CEO compensation ($000s)	6,632	8,738	7,066	3,943	2,759	140%
Average Employee Compensation(6) ($000s)	60.5	64.3	62.1	57.6	56.8	6.6%
CEO Pay Ratio	110	136	114	68	49	125%
Notes:
(1) For 2019, CEO compensation is per the Summary Remuneration table excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, granted upon hire in September 2018 and vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 million, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 million in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.

(2) For 2018, given a partial year in the CEO role, a targeted full year compensation is shown for year-over-year comparison.
(3) For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.

(4) For 2016, CEO compensation did not include the accounting value of equity awards which was income of $3.0 million due to reversal of previously recognized expense linked to non-market conditions that the Company deemed not probable to achieve, as footnoted in the Summary Remuneration table in the 2016 Remuneration Report.

(5) For 2015, CEO compensation did not include the accounting value of equity awards as the reporting convention in 2015 was value of awards at grant and no equity awards were granted in 2015. The comparable accounting value in 2015 was $8.0 million, which in part was reversed in 2016 for not achieving non-market conditions. In 2017, the related award for the market conditions was canceled for non-performance.

(6) Average Employee compensation is derived from the total personnel costs reported in Note 11 of the Notes to the Consolidated Financial Statements, which does not include personnel costs for the Executive Directors, divided by the average headcount reported under the same note.

For perspective, the key performance metrics for the same past five years are shown below:

Select Performance Data(1)	2019	2018	2017(2)	2016(2)	2015(2)		5-year trend
Consolidated Adjusted EBIT Margin %	6.7%	7.1%	5.9%	5.8%	6.3%	(3)	6.3%
Adjusted Net Income ($ million)	1,178	1,117	651	471	474	(4)	148%
Adjusted Diluted Earnings/(Loss) per share ($)	0.84	0.80	0.46	0.34	0.35	(4)	140%
Absolute Total Shareholder Return - Indexed from 2014(5)	159	141	169	116	90		59%
Notes:
(1) Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.
(2) 2017 and 2016 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (ASC 606). 2015 figures have not been recast.
(3) In 2015, Consolidated Adjusted EBIT Margin % was not reported; the figure represents the most comparable metric, Consolidated Operating Margin %.
(4) In 2015, Net income and Basic EPS before restructuring and other exceptional items were the comparable metrics reported.
(5) Using 21-day average at the beginning and ending of each year and indexing from a 2014 baseline (i.e., index at 100).
In conclusion, the 5-year performance trend of the Company has been positive, while comparison of the CEO pay trend is difficult to conclude given the accounting valuation of past equity awards, which does not reflect the pay earned.
Base Salary
The base salary for the new Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market and compensation peer group pay comparisons as described above. The CEO’s annual base salary is $1,100,000 and the Chairperson’s base salary is $250,000, and their base salaries are in the competitive range for their respective roles.
Given the relatively recent benchmark of the salaries when hired or appointed to their respective roles in 2018, the Compensation Committee recommended no change in base salary in 2019.

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Variable Components
Our Executive Directors are eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives that are approved by the Company’s Non-Executive Directors. The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors efforts on the Company’s long-term success.
As specified by DCGC, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2019 financial year, and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.
Short-Term Incentives
The primary objective of short-term variable incentives is to focus on the business priorities for the current year. As such, our CEO participates in the annual Company Bonus Plan (“CBP”), but our Chairperson does not as the focus of her role is long term. Our CEO’s short-term variable incentive compensation is based on achieving short-term (annual) financial and other designated goals proposed by the Compensation Committee and approved by the Chairperson and Non-Executive Directors each year.
In 2019, the Compensation Committee changed the CBP design to align more closely with the annual operational objectives. The new metrics and their corresponding weight for the determination of the CEO’s bonus is shown in the following table:

KPIs		Performance Level and Payout	Threshold	Target	Maximum	KPI Definition
Consolidated Revenue Growth @ Constant Currency (CC)	30%	performance level	2.0%	2.2%	2.9%	Current Year (CY) vs. Prior Year (PY) Consolidated Revenue @ Constant Currency (CC)
		% of target pay-out	30%	100%	200%
Consolidated Adjusted EBIT Margin %	50%	performance level	6.5%	7.2%	8.6%	Resulting ratio (in %) of Consolidated Adjusted EBIT (numerator) over Consolidated Net Revenue (denominator) for the full year
		% of target pay-out	30%	100%	200%
Cash Conversion Ratio %	20%	performance level	55.2%	61.3%	79.7%	Net Industrial Cash Flow / Adjusted Net Income
		% of target pay-out	30%	100%	200%

▪	The target incentive for the annual bonus program is 125% of base salary, linked to approved targets each year which are consistent with our public guidance to investors.

▪
To earn any incentive by metric, the threshold performance must be at least 90% of the specific target established, with an additional hurdle of achieving at least 70% of the Consolidated Adjusted EBIT Margin % for any payout. Achieving threshold performance earns 30% of target incentive.

▪
To earn the maximum payout of 200% of target incentive, actual results must be at least 120% of the target performance for Consolidated Adjusted EBIT Margin % and 130% for the other performance metrics.

▪	No individual performance adjustment factor applies to the CEO, in line with DCGC to have no discretion applicable to the bonus calculation.

Rationale for Change:
The key performance indicators selected for 2019 are similar in nature to those used previously to still emphasize growth, profitability and effective cash management.

▪
Consolidated revenue growth targets replaced consolidated revenue targets, to focus on year-over-year revenue gains without the adverse impact of currency fluctuations, allowing for enhanced line-of-sight.

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▪	Adjusted EBIT Margin % of revenue replaced absolute Adjusted EBIT Margin to concentrate on structural profitability gains in a down market.

▪	Cash conversion ratio was introduced to emphasize the efficiency of converting profit into cash, an important capability for industrial companies.
With the change in targets to percentages and ratios from absolute targets, the performance ranges were also reviewed and revised to implement a competitive range appropriate for the type of each metric.

CEO Company Bonus Plan
The CBP award earned by the CEO for performance year 2019, payable in 2020, is $367,000, as determined by the achievement of pre-determined objectives and the corresponding overall company performance factor, illustrated in the table below:

Corporate Measures		Weight	Threshold	Target	Maximum	Achievement	Results vs. Targets	Performance Factor	Overall
Consolidated Revenue Growth (@CC)	a)	30%	2.0%	2.2%	2.9%	-1.7%	-75%	0.0%	0.0%
	b)		$123,750	$412,500	$825,000				$0
Consolidated Adjusted EBIT Margin %	a)	50%	6.5%	7.2%	8.6%	6.7%	93%	53.3%	26.7%
	b)		$206,250	$687,500	$1,375,000				$ 367,000
Cash Conversion Ratio %	a)	20%	55.2%	61.3%	79.7%	0.8%	1%	0.0%	0.0%
	b)		$82,500	$275,000	$550,000				$0
Overall Award	a)	100%							26.7%
	b)		$412,500	$1,375,000	$2,750,000				$ 367,000
a) Performance metrics, weighting, goals, achievement and performance payout factor.
b) CEO bonus amounts at threshold, target, outstanding performance and actual payout.
Discussion of 2019 Results
Amidst extremely challenging market conditions, the Company maintained profitable margins. The revenue growth and cash conversion ratio thresholds were not achieved, impacted by the adverse trade policies, slowdown in the economy and severe climate conditions at planting and throughout the growing season in many countries, including the largest markets in the U.S. and Europe.
The Compensation Committee established challenging goals for each metric. Even with the predicted downturn in industry volumes suppressing revenue growth year over year, targets for profitability and cash conversion were set higher than 2018 levels, illustrating the commitment of the Company and the Committee to rigorously review and consistently calibrate performance measures.

	2017 Actual	2018 Actual	2019 Target	2019 Actual
Consolidated Revenue Growth @CC	8.1%	6.7%	2.2%	-1.7%
Consolidated Adjusted EBIT Margin %	5.9%	7.1%	7.2%	6.7%
Cash Conversion Ratio %	198.2%	49.8%	61.3%	0.8%
Long-Term Incentives
Long-term incentive compensation is a critical component of our Executive Directors’ compensation structure. This compensation component is designed to:

▪	Align the interests of our Executive Directors and other key contributors with the interests of our shareholders;

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▪	Motivate the attainment of Company performance goals and reward sustained long-term value creation; and

▪	Serve as an important attraction and long-term retention tool that management and the Compensation Committee uses to strengthen loyalty to the Company.
Cyclical, Long-Term Nature of Our Business. Market demand for agricultural equipment, as well as for construction equipment, trucks, commercial vehicles, buses and specialty vehicles, is cyclical, and product life cycles are long, and thus so is the nature of CNH Industrial’s business. As long-term incentive compensation is one of the key mechanisms to motivate and reward managers, the Company seeks for this component to consider the long term, cyclical nature of the business.
2017-2019 Long-Term Incentive Program
The 2017-2019 Long-Term Incentive Program consisted of two distinct but complementary components - one focused on the Company achieving certain performance goals, while the other retention-based award considers individual commitment and contribution.
For the performance-based grants (referred to as Performance Share Units or PSUs), the primary metric was Total Shareholder Return (“TSR”) relative to a group of peer companies and a secondary metric was to maintain investment grade credit rating. Results were measured at the end of the three-year performance period. Although the Company achieved an absolute TSR of 30% and further improved its investment grade credit rating during the 2017-2019 performance period, the TSR ranking versus specific industry peers did not meet the threshold ranking to earn a payout.
For the retention-based awards (referred to as Restricted Share Units or RSUs), the Compensation Committee utilizes this component to encourage share ownership and retention while aligning Executive Directors' interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company and favorable individual performance. In June 2019, an installment of the 2017-2019 RSUs vested for both Executive Directors.
2019 Equity Awards
With the 2017-2019 LTI plan ending, the existing LTI plan design was reviewed in the context of the prevalent peer and market practice to provide an annual reward opportunity. A potential competitive gap existed as the next performance cycle awards, tied to a new strategic business plan, would only begin in 2020. After the 2017-2019 LTI plans would end, our CEO would not have held any unvested equity, which provides a powerful retention incentive. Addressing this annual award opportunity gap, the Compensation Committee and Non-Executive Directors approved a partial advance of the 2020-2022 LTI award for the CEO in February 2019, representing 15% of the CEO’s targeted annual LTI component of pay. The 2019 award consisted of 97,310 retention-based RSUs vesting in February 2021, subject to individual performance, as assessed by the Chairperson and Compensation Committee.
Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. The Chairperson does not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under U.K. law. No changes were made in 2019.
Other Benefits
We offer customary perquisites and fringe benefits to our CEO, such as a company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of two years. Additionally, for the CEO, outstanding equity awards are subject to prorated vesting in the event of death, disability or involuntary termination by the Company, unless for cause. For the Chairperson, no other benefits are applicable except in the event of death or disability, outstanding equity awards are subject to prorated vesting.
No changes were made in 2019.
Tax Equalization
The CEO, as a function of his global role in the Company, may be subject to tax on his employment income in multiple countries. As the CEO is subject to tax on his worldwide income in the United States, the Company will tax-equalize all employment earnings, including CNH Industrial equity award income, to his United States’ effective income tax and, if applicable, social contribution rates. The benefits are included in the Non-Monetary Compensation (Fringe Benefits) column in the remuneration table. As the same need is not foreseen for the Chairperson, there is currently no tax equalization provision in place for the Chairperson.
No changes were made in 2019.

Board Report Remuneration Report 108

Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. With the change in Executive Director leadership in 2018, stock ownership requirements were put in place, in line with prevalent market practice. The Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. The Compensation Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2019, the CEO owned 233,213 shares and the Chairperson owned 114,824. With a share price of $11.00 on December 31, 2019, the FMV of current holdings at year-end 2019 was 2.3 times base salary for the CEO and 5.0 times for the Chairperson. The Compensation Committee has communicated to the Executive Directors that they are making satisfactory progress toward this shareholding objective.
Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Company Bonus Plan (the “CBP”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
No recoupment of incentive compensation was warranted under any incentive plan during 2019.
REMUNERATION FOR NON-EXECUTIVE DIRECTORS
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2018, is shown in the table below.

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000
Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only cash. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.
Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Effective from their April 2019 appointment, Non-Executive Directors must own one times the annual retainer fee, that is $125,000 within 24 months to reach the guideline. The Non-Executive Directors are expected to hold shares as a long-term investment and as such are expected to hold shares while active on the Board and for an additional three months after their Board service terminates.

Board Report Remuneration Report 109

IMPLEMENTATION OF REMUNERATION POLICY IN 2019
The following table summarizes remuneration paid or awarded (in USD $) to CNH Industrial N.V. Directors for the years ended December 31, 2019 and 2018 (the “Summary Remuneration table”):

Board of Directors	Position	Year	Fixed Remuneration				Variable Remuneration		Extra-ordinary Items(4)	Pension & Similar Benefits(5)	Total Remuneration	Proportion of fixed to variable remuneration(6)
			Base Salary or Fees		Fringe Benefits	(1)	One-year Variable(2)	Multi-year Variable(3)
MÜHLHÄUSER Hubertus	CEO	2019	1,102,242		211,050		367,000	4,423,674	3,100,417	238,449	9,442,832	18%
		2018(7)	317,308		4,164		553,000	1,346,145	1,303,568	7,961	3,532,146	10%
HEYWOOD Suzanne	Chairperson	2019	272,917	(8)	—		—	436,892	—	47,365	757,174	68%
	Director	2018(9)	170,000		—		—	—	—	—	170,000	100%
GEROWIN Mina	Director	2019	72,500		—		—	—	—	8,424	80,924	100%
		2018	145,000		—		—	—	—	17,242	162,242	100%
HOULE Léo W.	Senior Non-Executive Director	2019	171,750		—		—	—	—	—	171,750	100%
		2018	170,000		—		—	—	—	—	170,000	100%
KALANTZIS Peter	Director	2019	85,000		—		—	—	—	—	85,000	100%
		2018	170,000		—		—	—	—	—	170,000	100%
LANAWAY John	Director	2019	150,000		—		—	—	—	—	150,000	100%
		2018	150,000		—		—	—	—	—	150,000	100%
NASI Alessandro	Director	2019	85,000		—		—	—	—	—	85,000	100%
SCHEIBER Silke	Director	2019	150,000		—		—	—	—	31,482	181,482	100%
		2018	150,000		—		—	—	—	17,932	167,932	100%
SIMONELLI Lorenzo	Director	2019	75,000		—		—	—	—	—	75,000	100%
TABELLINI Guido	Director	2019	72,500		—		—	—	—	—	72,500	100%
		2018	145,000		—		—	—	—	—	145,000	100%
TAMMENOMS BAKKER Jacqueline	Director	2019	155,000		—		—	—	—	32,345	187,345	100%
		2018	145,000		—		—	—	—	17,242	162,242	100%
THEURILLAT Jacques	Director	2019	160,000		—		—	—	—	19,177	179,177	100%
		2018	160,000		—		—	—	—	19,312	179,312	100%
Notes:

(1)	The stated amount includes the use of transportation, (company car and personal usage of aircraft), company cost of life and health insurance benefits, and tax preparation services.

(2)	The amounts represent the bonus earned for the performance year and paid in the following year, e.g. 2019 which will be paid in 2020.

(3)
The amounts represent the Company's share-based compensation (SBC) expense under applicable accounting standards relating to grants issued to the Executive Directors under LTI programs covered by the CNH Industrial N.V. Equity Incentive Plan (EIP). The amounts include SBC expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout, $2.9 million and $0.3 million respectively for the CEO and Chairperson in 2019 and $0.8 million and $0.3 million respectively in 2018. Not included in this column is the SBC expense for the “Make Whole” equity award granted to the CEO as a condition of his accepting the CEO role with the Company in 2018. The “Make Whole” award vested over the first anniversary from the CEO’s hire date and the related 2019 and 2018 expenses were $2.8 million and $1.14 million respectively. The related SBC expense is reported under the Extraordinary Items column.

(4)	The stated amount includes relocation benefits and the SBC expense related to the CEO’s “Make Whole” award, $2.8 million and $1.14 million 2019 and 2018 respectively.

(5)
For the CEO, the stated amount includes company contributions to U.S. Social Security and Medicare, the Company defined contribution plan and the service cost for future retiree healthcare benefits and for the other Directors, company contributions into the U.K. National Insurance.

(6)
The ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable Incentives, extraordinary items and the pension benefits derived from variable remuneration.

(7)	The compensation reflects a partial year as the CEO was hired on September 17, 2018.

(8)	The stated amount includes the prorated fees for the Chairperson role from November 29, 2018 through December 31, 2018 paid in January 2019. Full year fees are $250,000.

(9)	The stated amount covers the CNH Industrial N.V. Board of Director fees earned in 2018, but paid directly to EXOR N.V., as disclosed in the 2018 Remuneration Report.

Board Report Remuneration Report 110

The following table summarizes remuneration paid or awarded (in USD $) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2019:

Board of Directors	Position	Year	Fixed Remuneration			Variable Remuneration		Extra-ordinary Items	Pension & Similar Benefits(3)	Total Remuneration	Proportion of fixed to variable remuneration
			Fees	(1)	Fringe Benefits	One-year Variable	Multi-year Variable(2)
NASI Alessandro	Chairman IVECO Defence S.p.A	2019	126,383		—	—	564,359	—	26,407	717,149	27%
Notes:
(1) The stated amount is the fees for the Chairman of IVECO Defence S.p.A role.
(2) The stated amount is the share-based compensation for Mr. Nasi prorated from the date of his appointment to CNH Industrial N.V. Board of Director to the end of the year. The amount includes $374k in SBC expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout.

(3) The stated amount includes the company social contributions in Italy on employment income.
If, and to the extent, any changes are made to 2020 remuneration, such changes will be in line with the Remuneration Policy.

Board Report Remuneration Report 111

For year-over-year reference, per the new Dutch Civil Code requirements, the following table shows the compensation change each of the past five years (in US$ 000s):

Board of Directors		Position	2019 vs 2018	2018 vs 2017	2017 vs 2016	2016 vs 2015
MÜHLHÄUSER Hubertus	(1)	CEO	5,911	3,532	—	—
TOBIN Richard	(1)	CEO	(508)	(6,558)	3,123	1,184

HEYWOOD Suzanne	(1)	Chairperson	757	—	—	—
MARCHIONNE Sergio	(1)	Chairman	(2,840)	(2,311)	2,422	(166)

ELKANN John	(2)	Senior Non-Executive Director	—	—	(44)	(131)

GEROWIN Mina	(3)	Director	(81)	(1)	(1)	6

GRIECO Maria Patrizia	(2)	Director	—	—	(36)	(109)

HEYWOOD Suzanne	(1)	Director	(170)	—	43	128

HOULE Léo W.		Director	2	(2)	8	19

KALANTZIS Peter	(3)	Director	(85)	—	—	—

LANAWAY John		Director	—	—	—	—

NASI Alessandro	(4)	Director	85	—	—	—

SCHEIBER Silke	(5)	Director	14	(1)	42	128

SIMONELLI Lorenzo	(4)	Director	75	—	—	—

TABELLINI Guido	(3)	Director	(73)	—	5	15

TAMMENOMS BAKKER Jacqueline	(6)	Director	25	(1)	(1)	(5)

THEURILLAT Jacques		Director	—	(1)	—	(2)
Notes:
(1) During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior managers, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser, recruited externally, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. Lady Heywood’s Chairperson fees prorated from November 29, 2018 through December 31, 2018 were paid in January 2019.
(2) The following Directors stepped down from their Board of Directors roles in 2016: Mr. Elkann and Ms.Grieco.
(3) The following Directors stepped down from their Board of Directors roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(4) The following Directors were appointed their Board of Directors roles in 2019: Mr. Nasi and Mr. Simonelli.
(5) Ms. Scheiber was appointed to the Board of Directors in 2016.
(6) Ms. Jacqueline Tammenoms Bakker became a member of the Compensation Committee in 2019 in addition to the Governance and Sustainability Committee.

Board Report Remuneration Report 112

Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2019 was approximately $23.4 million, including $2.3 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 11 executives at December 31, 2019.

SHARE OWNERSHIP
Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. In 2019, the Company established share ownership requirements for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors as of December 31, 2019.

(Number)	Common Shares
Suzanne Heywood	114,824
Hubertus Mühlhäuser	233,213
Léo Houle(1)	57,259
John Lanaway	37,286
Alessandro Nasi	333,286
Lorenzo Simonelli	14,327
Jacques Theurillat	18,422
(1) Mr. Houle also holds 57,259 special voting shares associated with his common shares.
Stock Options
As of December 31, 2019, no remaining stock options are held by CNH Industrial Directors under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. Ms. Mina Gerowin, a former Board of Director, exercised five of her seven stock option grants on September 4, 2019. The remaining two stock option grants were forfeited.  The stock option activity in 2019 was as follows:

						Information regarding the reported financial year
The main conditions of share option plans						Opening Balance	During the year			Ending Balance
Name of Director, position	Plan Name	Award Date	Vesting Date	Expiration Date	Strike price of the share	Share options awarded at the beginning of the period	Share options exercised	FMV at Exercise $/option	Share options forfeited	Share options outstanding at the end of the period
GEROWIN Mina, former Director	Director SO	12/28/2013	12/28/2013	10/12/2019	11.33	6,402	—	—	6,402	—
	Director SO	03/28/2014	03/28/2014	10/12/2019	11.26	6,442	—	—	6,442	—
	Director SO	06/26/2014	06/26/2014	10/12/2019	10.25	7,073	7,073	10.305	—	—
	Director SO	09/24/2014	09/24/2014	10/12/2019	7.82	9,271	9,271	10.305	—	—
	Director SO	12/23/2014	12/23/2014	10/12/2019	8.26	8,777	8,777	10.305	—	—
	Director SO	04/14/2015	04/14/2015	10/12/2019	8.25	4,394	4,394	10.305	—	—
	Director SO	07/13/2015	07/13/2015	10/12/2019	9.52	3,808	3,808	10.305	—	—
					Total:	46,167	33,323		12,844	—
Note: Total Fair Market Value (FMV) upon exercise of the stock options was $53,395.
Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date, or (ii) six months after the date an individual ceases to be a director. The exercise date for Ms. Gerowin fell within the exercise period of the options which expired October 12, 2019. There were no performance conditions applicable as options were a choice for payment of Directors’ fees in lieu of cash payment. As such, there was no vesting or holding period applicable.

Board Report Remuneration Report 113

Share Awards
The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2019:

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expenses(6)
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	Shares Awarded	Shares Forfeited	Shares	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period(5)
							FMV at Grant (US$000s)		FMV at Vest (US$000s)				US$000s
MÜHLHÄUSER Hubertus, CEO	2017-2019 PSU(1)	01/01/17 – 12/31/19	09/17/2018	02/28/2020	09/17/2023	492,700	—	492,700	—	—	—	—
									—				2,888
	2017-2019 RSU(2)	09/17/18 – 06/30/20	09/17/2018	06/30/2020	09/17/2023	164,300	—	—	82,150	—	82,150	82,150
									843				1,133
	2018 Make Whole RSU(3)	09/17/18 – 09/17/19	09/17/2018	09/17/2019	09/17/2023	339,100	—	—	339,100	—	—	339,100
									3,722				2,811
	2019 RSU(4)	01/30/19 – 02/01/21	01/30/2019	02/01/2021	01/30/2024	—	97,300	—	—	—	97,300	—
							984						403
HEYWOOD, Suzanne Chairperson	2017-2019 PSU(1)(7)	01/01/17 – 12/31/19	11/29/2018	02/28/2020	11/29/2023	61,000	—	61,000	—	—	—	—
									—				271
	2017-2019 RSU(2)(7)	11/29/18 – 06/30/20	11/29/2018	06/30/2020	11/29/2023	20,300	—	—	10,150	—	10,150	10,150
									104				166
NASI, Alessandro, former CNHI Executive Officer	2017-2019 PSU(4)	01/01/17 – 12/31/19	12/22/2017	02/28/2020	02/28/2020	122,667	—	122,667	—	—	—	—
									—				374
	2017-2019 RSU(4)	12/22/17 – 06/30/20	12/22/2017	06/30/2020	06/30/2020	61,334	—	—	30,667	—	30,667	—
									294				187
	2016 RSU(4)	06/09/2016 - 06/09/2019	06/09/2016	06/09/2020	06/09/2020	6,267	—	—	6,267	—	—	—
									57				3
					Total Shares:	1,267,668	97,300	676,367	468,334	—	220,267	431,400
					Total FMV ($000s)		984		5,020				8,236
Notes:
(1) This PSU award was the equity award for the 2017-2019 performance period, based on Company Performance: Relative TSR, weighted 100%, and maintaining investment credit rating. The threshold achievement was not met and all outstanding PSUs under this plan forfeited.

(2) This RSU award is the retention-based equity award for the remainder of the three-year period, 2017-2019. Vesting is in two equal installments; the first installment vested on June 30, 2019 and second will vest on June 30, 2020.

(3) As a condition of hiring, the CEO was granted a “Make Whole” RSU to compensate for forfeited equity awards from his prior employer. The “Make Whole” award vested over the first anniversary from the CEO’s hire date.

(4) These awards were granted to Mr. Nasi when an employee of CNH Industrial, and per the Company’s agreement, the balances shown would continue to vest according to the terms and conditions of the awards. The 2017-2019 RSU awards at the beginning of the period have two installments; the first vested on 6/30/2019 and the second will vest on 6/30/2020. No holding period after vesting applies to any of Mr. Nasi’s awards.

(5) The gross shares of the awards that vested during 2019 are shown in the table, but only the related after-tax shares delivered are subject to the holding period. Shares were sold to cover withholdings.

(6) The accounting valuation of share-based compensation expense (“SBC expense”) is the value reported for equity awards in the Summary Remuneration table. The SBC expense for the CEO’s “Make Whole” award is reported in the Extraordinary Items column of the Summary Remuneration table.

(7) On December 14, 2018, the Compensation Committee and the Non-Executive Directors approved the Chairperson’s compensation package, including a prorated award, under the 2017-2019 LTIP, for period remaining in the three-year program, split 75% for performance based awards (61,000 PSUs) and 25% for retention based awards (20,300 RSUs).

Board Report Remuneration Report 114

MAJOR SHAREHOLDERS
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of December 31, 2019 based on public information available on the website of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) and in reference to Company’s files.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (c)
EXOR N.V. (a)	366,927,900	27.2%
Harris Associates L.P. (b)	185,027,203	13.7%
(a) In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.2%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,738,083,283 outstanding common shares and special voting shares at December 31, 2019.
(b) Harris Associates L.P.’s beneficial ownership in CNH Industrial is 10.6% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,738,083,283 outstanding common shares and special voting shares at December 31, 2019.

(c)
There were 1,350,132,117 common shares outstanding as of December 31, 2019. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2019 as the denominator.

As of December 31, 2019, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.2%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
Our shares may be held in the following three ways:

▪
If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;

▪
Interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;

▪
Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares are only tradable after they are de-registered from the loyalty voting program at which time the associated special voting shares are surrendered to the Company. There is no possibility to hold a special voting share without holding an associated common share.

Board Report Major Shareholders 115

SUBSEQUENT EVENTS AND OUTLOOK
SUBSEQUENT EVENTS
CNH Industrial has evaluated subsequent events through March 3, 2020, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On February 25, 2020, IVECO BUS, a brand of CNH Industrial N.V., signed an agreement with Otokar Otomotiv ve Savunma Sanayi A. Ş, a bus manufacturer in Turkey, to locally manufacture products under the IVECO BUS brand at its facilities in Sakarya, Turkey. This contractual partnership covers existing models in the IVECO BUS portfolio for international distribution, as well as the production of a model specifically catered to the Eastern Europe, Africa, Middle East and Asia markets. The models will be powered by engines from FPT Industrial, the first of which are expected to be produced within 2021.

▪
On February 28, 2020, CNH Industrial extended its €4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option. The facility is therefore due to mature in March 2025.

▪
The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact our businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on our end markets and our operations.

2020 U.S. GAAP OUTLOOK(1)
CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
In Agriculture, we expect farmers’ sentiment to gradually stabilize during 2020, despite a muted industry environment in the major markets in which we compete, where soft commodity prices remain under pressure. However, in this uncertain market scenario, we will continue to manage production prudently until we see signs of improved end-market demand, especially in Q1. At the same time, we will maintain strict cost discipline and accelerate our simplification and optimization initiatives, while continuing to invest in precision & digital farming solutions.
In Construction, we carefully considered the state of the business amid a deteriorating performance in 2019. Together with new segment leadership appointed in Q4, we decided to prioritize and accelerate the quality excellence initiatives and move into phase two of our 80/20 simplification program, by driving savings in our product cost, aiming at reducing complexity. Inventory levels remain elevated, particularly in North America, so we will continue to underproduce retail for the full year. As a result, we expect a contraction in Construction’s results in the first half of the year, while maintaining our long-term growth objectives in this segment intact.
In our Truck business we anticipate softening market demand, particularly in the Medium and Heavy industries in Europe. As a result, we underproduced retail in the fourth quarter of 2019 to rebalance inventory in the channel. We continue to see positive momentum in our new and refreshed product line-up including the new S-Way and the LNG offering, which we believe will position us to regain market share in 2020, as penetration of alternative propulsion powered vehicles will continue to accelerate in light of the de-carbonization strategy expected of OEM industry players and recent positive signs on European country legislation on the back of the EU Green Deal. Further, the announcement of the Nikola partnership, and the reveal of our first joint truck has created enthusiasm around Iveco and our future truck offering with Nikola Motor Company. The Bus business is expected to continue its profitable performance trajectory, leveraging its solid book of business. The specialty vehicles businesses are experiencing increased activity as a result of successful bidding in major markets where we compete and are executing under recently acquired long-term contracts.

(1)
2020 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2020 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

Board Report Subsequent Events and Outlook 116

In Powertrain, 2020 is expected to be a transition year due to the full ramp up of the Stage V adoption in Europe. In addition, we are decisively accelerating the investment pipeline to develop multiple fuel propulsion offerings, where we expect to complement our low-emission diesel propulsion and our market leading CNG/LNG alternative offerings with new BEV and FCEV solutions, which will form part of our sustainable journey in the “Transform2Win” strategy.
In summary, while we continue to act prudently as a result of prevailing market uncertainties, we step up our efforts on performance and cost initiatives to drive profitability, while continuing our strategic investments in digitalization, automation and alternative propulsion.
In light of the aforementioned industry headwinds and the Company’s initiatives planned for 2020, CNH Industrial is issuing the following 2020 guidance:

▪	Net sales of Industrial Activities flat to slightly down to prior year in constant currency;

▪	Adjusted diluted EPS(2) expected between $0.78 to $0.86 per share;

▪
Free Cash Flow of Industrial Activities expected between $400 million and $600 million, with investments in research and development expected to increase over 12% and in capital expenditures by over 13% compared to 2019, with a growing portion of this spend in sustainable investment (investment in mega trends, alternative propulsion, regulatory programs, digitalization and connectivity).

(2)
Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Board Report Subsequent Events and Outlook 117

March 3, 2020

The Board of Directors

Suzanne Heywood
Hubertus M. Mühlhäuser
Léo W. Houle
John Lanaway
Alessandro Nasi
Silke C. Scheiber
Lorenzo Simonelli
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Board Report Subsequent Events and Outlook 118

CNH INDUSTRIAL CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2019

CNH Industrial Consolidated Financial Statements at December 31, 2019 119

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2019	2018
Net revenues	(1)	28,024	29,736
Cost of sales	(2)	23,056	24,201
Selling, general and administrative costs	(3)	2,156	2,313
Research and development costs	(4)	1,093	1,110
Result from investments:	(5)	19	61
Share of the profit/(loss) of investees accounted for using the equity method		19	61
Gains/(losses) on the disposal of investments	(6)	—	(1)
Restructuring costs	(7)	116	63
Other income/(expenses)	(8)	(52)	383
Financial income/(expenses)	(9)	(362)	(578)
PROFIT/(LOSS) BEFORE TAXES		1,208	1,914
Income tax (expense)	(10)	(302)	(515)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		906	1,399
PROFIT/(LOSS) FOR THE PERIOD		906	1,399

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		874	1,368
Non-controlling interests		32	31

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.65	1.01
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.65	1.01

CNH Industrial Consolidated Financial Statements at December 31, 2019 120

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2019	2018
PROFIT/(LOSS) (A)		906	1,399

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(22)	(169)	182
Net change in fair value of equity investments at fair value through other comprehensive income	(22)	(6)	—
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(22)	19	(32)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(156)	150
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(22)	(42)	(29)
Exchange gains/(losses) on translating foreign operations	(22)	(60)	(408)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(22)	(9)	(41)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(22)	10	5
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(101)	(473)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(257)	(323)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		649	1,076

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		620	1,051
Non-controlling interests		29	25

CNH Industrial Consolidated Financial Statements at December 31, 2019 121

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At December 31, 2019	At December 31, 2018
ASSETS
Intangible assets	(13)	5,522	5,497
Property, plant and equipment	(14)	5,769	5,963
Investments and other financial assets:	(15)	707	592
Investments accounted for using the equity method		550	555
Other investments and financial assets		157	37
Leased assets	(16)	1,857	1,774
Defined benefit plan assets	(23)	28	25
Deferred tax assets	(10)	806	853
Total Non-current assets		14,689	14,704
Inventories	(17)	7,065	6,719
Trade receivables	(18)	408	395
Receivables from financing activities	(18)	19,429	19,175
Current tax receivables	(18)	260	356
Other current assets	(18)	1,475	1,390
Other financial assets	(19)	73	98
Cash and cash equivalents	(20)	5,773	5,803
Total Current assets		34,483	33,936
Assets held for sale	(21)	10	10
TOTAL ASSETS		49,182	48,650

CNH Industrial Consolidated Financial Statements at December 31, 2019 122

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(CONTINUED)

($ million)	Note	At December 31, 2019	At December 31, 2018
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,819	7,443
Non-controlling interests		44	29
Total Equity	(22)	7,863	7,472
Provisions:		4,787	4,875
Employee benefits	(23)	1,701	1,763
Other provisions(*)	(24)	3,086	3,112
Debt:	(25)	25,413	24,543
Asset-backed financing	(25)	11,757	11,269
Other debt	(25)	13,656	13,274
Other financial liabilities	(19)	121	108
Trade payables	(26)	5,635	5,886
Tax liabilities(*)	(10)	181	265
Deferred tax liabilities	(10)	274	251
Other current liabilities	(27)	4,908	5,250
Liabilities held for sale		—	—
Total Liabilities		41,319	41,178
TOTAL EQUITY AND LIABILITIES		49,182	48,650

(*)
Following the adoption of IFRIC Interpretation 23 from January 1, 2019, 2018 figures have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2019 123

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2019	2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(20)	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)		906	1,399
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,244	1,203
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		(22)	2
Investments		—	—
Loss on repurchase/early redemption of notes	(34)	27	22
Other non-cash items	(34)	125	15
Dividends received		15	47
Change in provisions(*)	(34)	(228)	(493)
Change in deferred income taxes		88	146
Change in items due to buy-back commitments	(34)	(70)	(34)
Change in operating lease items	(34)	(31)	32
Change in working capital(*)	(34)	(565)	(411)
TOTAL		1,489	1,928
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(1,063)	(1,033)
Consolidated subsidiaries, net of cash acquired		(53)	—
Other investments		(109)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		61	12
Net change in receivables from financing activities	(34)	(538)	(542)
Change in current securities		—	—
Other changes		115	247
TOTAL		(1,587)	(1,316)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,421	1,083
Repayment of bonds		(1,569)	(1,975)
Issuance of other medium-term borrowings (net of repayment)		(72)	535
Net change in other financial payables and other financial assets/liabilities	(34)	711	60
Capital increase		—	—
Dividends paid		(283)	(243)
Purchase of treasury shares		(57)	(156)
TOTAL		151	(696)
Translation exchange differences		(83)	(313)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(30)	(397)
F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(20)	5,773	5,803

(*)
Following the adoption of IFRIC Interpretation 23 from January 1, 2019, 2018 figures have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2019 124

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017 (AS PREVIOUSLY REPORTED)	25	(10)	3,253	5,059	7	(1,012)	(525)	—	(126)	13	6,684
Impact of IFRS 9 adoption(*)	—	—	—	(12)	—	—	—	—	—	—	(12)
AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	—	(126)	13	6,672
Dividends distributed	—	—	—	(235)	—	—	—	—	—	(8)	(243)
Acquisition of treasury stock	—	(156)	—	—	—	—	—	—	—	—	(156)
Common shares issued from treasury stock and capital increase for share-based compensation	—	38	(35)	—	—	—	—	—	—	—	3
Share-based compensation expense	—	—	35	—	—	—	—	—	—	—	35
Total comprehensive income/(loss) for the period	—	—	—	1,368	(24)	(402)	150	—	(41)	25	1,076
Other changes(1)	—	—	(6)	92	—	—	—	—	—	(1)	85
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	—	(167)	29	7,472
Capital increase	—	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—	—	—	(275)	—	—	—	—	—	(8)	(283)
Acquisition of treasury stock	—	(57)	—	—	—	—	—	—	—	—	(57)
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	(34)	—	—	—	—	—	—	—	(3)
Share-based compensation expense	—	—	32	—	—	—	—	—	—	—	32
Total comprehensive income/(loss) for the period	—	—	—	874	(32)	(59)	(149)	(5)	(9)	29	649
Other changes(1)	—	—	(5)	64	—	—	—	—	—	(6)	53
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863

(*)
See section “Significant accounting policies”, paragraph “New standards and amendments effective from January 1, 2018”, in the CNH Industrial Consolidated Financial Statements at December 31, 2018 for a description of the impacts of IFRS 9 adoption on January 1, 2018.

(1)
Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

CNH Industrial Consolidated Financial Statements at December 31, 2019 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 29 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
CNH Industrial has five reportable segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services. CNH Industrial's worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These Consolidated Financial Statements together with the notes thereto of CNH Industrial at December 31, 2019 were authorized for issuance by the Board of Directors on March 3, 2020 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuously difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.
These Consolidated Financial Statements are prepared using the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.
The statement of cash flows is presented using the indirect method.

CNH Industrial Consolidated Financial Statements at December 31, 2019 126

Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

▪	the contractual arrangement with the other vote holders of the investee;

▪	rights arising from other contractual arrangements;

▪	the Group’s voting rights and potential voting rights.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.
Changes in the Group's ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.
If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).
Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.
Joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.
Associates
Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
Investments in other companies
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value are measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Dividends received from these investments are included in Other income/(expenses) from investments.

CNH Industrial Consolidated Financial Statements at December 31, 2019 127

Transactions eliminated on consolidation
All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.
Foreign currency transactions
Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.
Consolidation of foreign entities
All assets and liabilities of subsidiaries with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.
The Group applies IAS 29 - Financial reporting in hyperinflationary economies for its subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. According to this standard, non-monetary assets and liabilities not yet translated into U.S. dollar at the reporting date are redetermined using a general price index. The financial statements of these subsidiaries are then translated at the closing spot rate.
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2019	At December 31, 2019	Average 2018	At December 31, 2018
Euro	0.893	0.890	0.847	0.873
Pound sterling	0.784	0.757	0.749	0.781
Swiss franc	0.994	0.966	0.978	0.984
Polish zloty	3.839	3.789	3.609	3.757
Brazilian real	3.942	4.020	3.648	3.881
Canadian dollar	1.327	1.299	1.295	1.363
Argentine peso(1)	59.870	59.870	37.619	37.619
Turkish lira	5.679	5.950	4.833	5.292

(1)
From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

Business combinations
Business combinations are accounted for by applying the acquisition method. Under this method:

▪
the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

▪
at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

▪
goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair

CNH Industrial Consolidated Financial Statements at December 31, 2019 128

value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

▪
non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree's identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

▪
any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.
Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.
Fair value measurement
Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 19, Note 32 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.
In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

▪	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

▪	Level 3 — inputs that are not based on observable market data.
Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably, and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be

CNH Industrial Consolidated Financial Statements at December 31, 2019 129

directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and buses	4-8
Agricultural and construction equipment	5
Engines	8-10
All other development costs are expensed as incurred.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.
Other intangible assets
Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.
Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.
Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.
Property, plant and equipment
Cost
Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment.
Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.
Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph "Revenue recognition" if the buy-back commitment originates from Commercial and Specialty Vehicles.
Depreciation
Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates
Buildings	2.5% - 10%
Plant, machinery and equipment	4% - 20%
Other assets	10% - 33%
Land is not depreciated.
Lease accounting policy
Lessee accounting
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For real estate leases, this assessment is based on an analysis by management of all relevant facts and circumstances including the leased asset’s purpose, the economic and practical potential for replacing and any plans that the Group has in place for the future use of the asset. The Group combines lease and non-lease components.

CNH Industrial Consolidated Financial Statements at December 31, 2019 130

For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, CNH Industrial recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), CNH Industrial recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.
At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the specific interest rate curve based on the relevant currency and term, as well as specific factors contributing to CNH Industrial’s credit spread. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, CNH Industrial depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.
Before the adoption of IFRS 16, where CNH Industrial entered as lessee in a lease contract classified as finance, assuming substantially all the risks and rewards of ownership, assets held under finance lease were recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments and depreciated. The corresponding liability to the lessor was included in the financial statement as a debt. Where CNH Industrial entered as lessee in a lease contract classified as operating, the lessor retained substantially all the risks and rewards of ownership of the asset. Operating lease expenditures were expensed on a straight-line basis over the lease terms.
Lessor accounting
Lease contracts where CNH Industrial acts as a lessor, can be classified as either an operating lease or finance lease. Leases where a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are classified as a finance leases.
Where CNH Industrial is the lessor in a finance lease, the future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as repayment of the principal, and financial income remunerating the initial investment and the services provided.
Where CNH Industrial is the lessor in an operating lease, income from operating leases is recognized over the term of the lease on a straight-line basis. Leased assets include vehicles leased to retail customers by the Group's leasing companies. They are stated at cost and depreciated at annual rates of between 20% and 33%.
When leased assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.
All other borrowing costs are expensed when incurred.

CNH Industrial Consolidated Financial Statements at December 31, 2019 131

Impairment of assets
The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.
If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.
Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.
Financial instruments
Presentation
Financial instruments held by the Group are presented and measured in the financial statements as described in the following paragraphs.
Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (securities, and other non-current financial receivables).
Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.
Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other liabilities.
Measurement
Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.
In accordance with IFRS 9 - Financial Instruments, financial assets are classified as measured at either amortized cost ("AC"), fair value through other comprehensive income ("FVTOCI") or fair value through profit or loss ("FVTPL"), depending on the business model for managing such financial assets and the asset’s contractual cash flow characteristics. Financial liabilities are classified as measured at amortized cost using the effective interest method.
Financial assets and current securities acquired through a regular way purchase are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs. Subsequent measurement depends on the business model for managing the asset and the cash flow characteristics of the asset.
Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost using the effective interest method. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.
Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represents solely payments of principal and interests, are measured at fair value through other comprehensive income. Gains and losses on assets measured at fair value through other comprehensive income are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss; when the asset is impaired, impairment losses are recognized to profit or loss. Interest income from these financial assets is included in financial income.
As a result of the Group's business model, trade receivables and receivables from financing activities are subsequently measured at amortized cost.

CNH Industrial Consolidated Financial Statements at December 31, 2019 132

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period. The recognition of an impairment is based on expected credit losses.
Cash and cash equivalents include cash at banks, units in liquidity funds, other money market securities and other cash equivalents. Cash and cash equivalents are subject to an insignificant risk of changes in value. Money market securities consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVTPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Derivatives financial assets and liabilities are measured either at fair value through other comprehensive income (when in an hedging relationship) or at fair value through profit or loss.
Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
Derivative financial instruments
Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instruments and the hedged item. Further details on qualifying criteria are included in Note 19 “Other financial assets and Other financial liabilities” and Note 31 “Information on financial risks”.
When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪
Fair value hedges – where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

▪
Cash flow hedges – where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income in the cash flow hedge reserve. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.
Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the assets are no longer held or if it transfers the financial activities, as follows:

▪
if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

▪	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

▪
if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

▪
if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

CNH Industrial Consolidated Financial Statements at December 31, 2019 133

▪	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.
Inventories
Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
Assets and liabilities held for sale
Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, with the sale expected to be completed within one year from the date of classification, and the non-current asset (or the disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group). When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.
Employee benefits
Pension plans
The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.
The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.
Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.
Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.
Post-employment plans other than pensions
The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
Defined contribution plans
Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.
Share-based compensation plans
The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of

CNH Industrial Consolidated Financial Statements at December 31, 2019 134

the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.
Provisions
The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.
Changes in estimates are reflected in profit or loss in the period in which the change occurs.
Treasury shares
Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.
Revenue recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.
The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

CNH Industrial Consolidated Financial Statements at December 31, 2019 135

With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial and Specialty Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

CNH Industrial Consolidated Financial Statements at December 31, 2019 136

Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.
Cost of sales
Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.
Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.
Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.
Research and development costs
This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.
Government grants
Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.
Income taxes
Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income. Provisions for income taxes arising on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent it is probable future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rates, of the relevant tax jurisdictions, expected to apply to taxable income in the periods in which the temporary differences reverse. The Group recognizes tax liabilities for uncertain tax treatments when tax risks arising from positions taken by the Group are considered probable, assuming the tax authorities have full knowledge of all relevant information when making their examination. In doing so, the Group evaluates whether to consider each uncertain tax treatment separately or jointly consider multiple uncertain tax treatments, using the approach that better predicts the resolution of

CNH Industrial Consolidated Financial Statements at December 31, 2019 137

the uncertainty. The liabilities recognized correspond to the amounts expected to be paid. Other taxes not based on taxable profits, such as property taxes and taxes on capital, are included in operating expenses.

Dividends
Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).
Earnings per share
Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.
Use of estimates
These Consolidated Financial Statements have been prepared in accordance with EU-IFRS which requires CNH Industrial to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, historical experience and other relevant factors. Actual results may differ from the estimates.
Particularly in light of the current economic uncertainty, developments may occur which may differ from CNH Industrial's estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of this Consolidated Financial Statements cannot be accurately estimated or predicted.
The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.
Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the critical judgments and the key assumptions concerning the future that CNH Industrial has made in the process of applying its accounting policies and that may have the most significant effect on the amounts recognized in its Consolidated Financial Statements or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Allowance for doubtful accounts
The allowance for doubtful accounts for trade receivables and contract assets reflects CNH Industrial’s estimate of expected lifetime credit losses, and it is measured at an amount equal to the present value of the cash shortfalls over the expected life of the financial asset.
The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected credit losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and at fair value through other comprehensive income, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

▪	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

▪	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Refer to Note 18 “Current receivables and Other current assets” for additional details on the calculation of allowance for credit losses.

CNH Industrial Consolidated Financial Statements at December 31, 2019 138

Allowance for obsolete and slow-moving inventory
The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.
Recoverability of non-current assets (including goodwill)
Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.
The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.
The vast majority of goodwill, representing approximately 98% of the total at December 31, 2019, related to Agriculture (70%), Construction (23%) and Financial Services (5%). The impairment test of such goodwill is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 13.
In view of the present economic and financial situation, the Group made the following considerations in respect of its future prospects:

▪
when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis. The analysis performed in 2019 did not indicate the need to recognize any significant impairment loss;

▪	should the assumptions underlying the forecast deteriorate further, the following is noted:

▪
the Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector is one of the markets which could be most affected by a potential crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time;

▪	with reference to goodwill, the Group performed a sensitivity analysis on impairment.
Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment
CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.

CNH Industrial Consolidated Financial Statements at December 31, 2019 139

Sales allowances
CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
Product warranties
CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.
Pension and other post-employment benefits
Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.
Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.
The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.
Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.
Realization of deferred tax assets
At December 31, 2019, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $1,402 million, of which $870 million are not recognized in the financial statements. The corresponding totals at December 31, 2018 were $1,424 million and $822 million. Management has recognized deferred tax assets it believes are probable to be recovered. In determining the amount of deferred tax assets probable to be recovered, management has considered figures from budgets and plans consistent with those used for other purposes within CNH Industrial, for example impairment testing, as discussed in the paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes the amount of recognized deferred tax assets is appropriate, despite the risk of actual future results potentially being less than results included in these forecasts, considering many of the recognized net deferred tax assets relate to temporary differences and tax losses which, to a significant extent, may be recovered over an extended time period, but do not expire based on currently enacted tax law.
Contingent liabilities
CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

CNH Industrial Consolidated Financial Statements at December 31, 2019 140

New standards and amendments effective from January 1, 2019

▪	IFRS 16 - Leases
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases, as required by IAS 17, introduces a single lessee accounting model, and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees are required to recognize a right-of-use asset representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. Lessor accounting under IFRS 16 is largely unchanged from the previous accounting standard.
CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases and leases of low-value assets. In such cases, the lease payments associated with leases are recognized as expense, in the income statement. In addition, CNH Industrial has elected not to separate lease and non-lease components.
At January 1, 2019, CNH Industrial recognized approximately $480 million of right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity, as detailed in the following table:

($ million)	At December 31, 2018 in accordance with IAS 17	Impact of IFRS 16 adoption	At January 1, 2019 in accordance with IFRS 16

ASSETS
Property, plant and equipment	5,963	480	6,443
Other current assets	1,390	(2)	1,388

EQUITY AND LIABILITIES
Debt:
Other debt	13,274	478	13,752
The following reconciliation to the opening balance for the lease liabilities as of January 1, 2019 is based upon the operating lease obligations as of December 31, 2018:

($ million)	At January 1, 2019
Operating lease obligations at December 31, 2018	570
Relief option for short-term leases	(8)
Relief option for leases of low-value assets	(10)
Other	(9)
Gross lease liabilities at January 1, 2019	543
Discounting	(65)
Additional lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	478
Finance lease liabilities at December 31, 2018	2
Lease liabilities at January 1, 2019	480
The item Other primarily includes certain other minor lease agreements excluded from the application of the new IFRS 16 rules as a policy election.
The lease liabilities were discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate was 3.2%.

▪	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation

CNH Industrial Consolidated Financial Statements at December 31, 2019 141

authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances.
In September 2019, the IFRIC finalized its agenda decision regarding the presentation of liabilities or assets related to uncertain tax treatments which have been recognized through applying IFRIC Interpretation 23. The agenda decision concluded that uncertain tax liabilities should be presented as current tax liabilities, or deferred tax liabilities, and uncertain tax assets as current tax assets, or deferred tax assets.
CNH Industrial has adopted the Interpretation effective January 1, 2019 under the retrospective approach with no impact to equity. The adoption implied a change in classification for identified income tax-related risks that were previously recognized as a provision for tax charges that are probable to regulate the obligation. Comparative amount ($176 million at December 31, 2018) has been reclassified consistently. Uncertain income tax treatments are now reported as tax liabilities.
Other accounting standards, amendments and interpretations effective from January 1, 2019

▪
On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015–2017 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 3 - Business Combinations, clarifying that a company shall remeasure its previously held interest in a joint operation when it obtains control of the business, and on IFRS 11 - Joint Arrangements, clarifying that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, (ii) on IAS 12 - Income Taxes, clarifying that all income tax consequences of dividends (i.e. distribution of profits) should be recognized according to where the entity originally recognized the past transactions or events generating distributable profits, and (iii) on IAS 23 - Borrowing Costs, clarifying that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. These amendments are effective from January 1, 2019. The application of these improvements did not have any material effect on these Consolidated Financial Statements.

▪
On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively from January 1, 2019. The application of these amendments did not have any material effect on these Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

▪
On September 29, 2019, IASB issued Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by Interbank Offered Rates (IBOR) reform. The amendments shall be applied retrospectively from January 1, 2020. The Group does not expect any material impact on its Consolidated Financial Statements or disclosures upon adoption of these amendments.

▪
On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020,  with earlier application permitted. The Group does not expect any material impact from the adoption of these amendments on its Consolidated Financial Statements.

At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments:

▪
On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The Group does not expect any material impact from the adoption of these amendments on its Consolidated Financial Statements.

CNH Industrial Consolidated Financial Statements at December 31, 2019 142

SCOPE OF CONSOLIDATION
The Consolidated Financial Statements of the Group as of December 31, 2019 include CNH Industrial N.V. and 167 consolidated subsidiaries over which CNH Industrial N.V., directly or indirectly, has control. A total of 167 subsidiaries were consolidated at December 31, 2018.
Excluded from consolidation are 13 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 13 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

Planned spin-off of On-Highway business
On September 3, 2019, the Company announced its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in the "On-Highway" business to CNH Industrial N.V. shareholders. The proposed spin-off is expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. In order to preserve the operational effectiveness of the Off-Highway business, the Company intends to enter into a long-term supply agreement on Powertrain-related components. Additionally, CNH Industrial expects to guarantee continuous financial services support to both entities as a clear competitive advantage in tailoring the financial product offering to our customers needs.
CNH Industrial did not classify the business that will be separated as asset held for distribution at December 31, 2019. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms and financing aspects of the transaction had not yet been finalized and will be subject to final approval by the Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.
BUSINESS COMBINATIONS
In 2019, CNH Industrial completed the acquisition of K-Line AG, a tillage and crop implement manufacturer; ATI, Inc, a manufacturer of rubber track systems for high horsepower tractors and combine harvesters; and AgDNA, a developer in Farm Managed Information Systems, for total consideration of approximately $100 million (of which $53 million of consideration paid in cash), resulting in the recognition of $80 million of goodwill. There were no significant business combinations in 2018.

CNH Industrial Consolidated Financial Statements at December 31, 2019 143

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues
The following table summarizes Net revenues for the years ended December 31, 2019 and 2018:

($ million)	2019	2018
Agriculture	10,958	11,786
Construction	2,768	3,021
Commercial and Specialty Vehicles	10,440	10,933
Powertrain	4,114	4,557
Eliminations and Other	(2,111)	(2,370)
Total Industrial Activities	26,169	27,927
Financial Services	1,996	1,996
Eliminations and Other	(141)	(187)
Total Net revenues	28,024	29,736
The following table disaggregates Net revenues by major source for the years ended December 31, 2019 and 2018:

($ million)	2019	2018
Revenues from:
Sales of goods	25,123	26,934
Rendering of services and other revenues	660	527
Rents and other income on assets sold with a buy-back commitment	386	466
Revenues from sales of goods and services	26,169	27,927
Finance and interest income	1,089	1,049
Rents and other income on operating lease	766	760
Total Net Revenues	28,024	29,736
During the years ended December 31, 2019 and 2018, revenues included $508 million and $544 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 27 "Other current liabilities" for additional details on contract liabilities.
As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.0 billion (approximately $2.2 billion at December 31, 2018). As of December 31, 2019 CNH Industrial expects to recognize revenue on approximately 39% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, (approximately 40% and 84% as of December 31, 2018, respectively), with the remaining recognized thereafter.

2.	Cost of sales
The following summarizes the main components of Cost of sales:

($ million)	2019	2018
Interest cost and other financial charges from Financial Services	520	438
Other costs of sales	22,536	23,763
Total Cost of sales	23,056	24,201
In 2019, cost of sales included $165 million of assets optimization charges due to actions included in the Company's "Transform2Win" strategy.

3.	Selling, general and administrative costs
Selling, general and administrative costs amounted to $2,156 million in 2019, compared to $2,313 million recorded in 2018.

CNH Industrial Consolidated Financial Statements at December 31, 2019 144

4.	Research and development costs
In 2019, Research and development costs of $1,093 million ($1,110 million in 2018) comprise all the research and development costs not recognized as assets in the year, amounting to $624 million ($625 million in 2018), the amortization of capitalized development costs of $439 million ($485 million in 2018) and the impairment of capitalized development costs of $30 million (zero in 2018). During 2019, the Group capitalized new development costs of $426 million ($455 million in 2018).

5.	Result from investments
In 2019 and 2018, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was $19 million and $61 million, respectively.

6.	Gains/(losses) on the disposal of investments
The balance of this item was immaterial in both 2019 and 2018.

7.	Restructuring costs
CNH Industrial incurred restructuring costs of $116 million and $63 million in 2019 and 2018, respectively. In 2019 these costs were primarily attributable to actions taken in the context of the "Transform2Win" strategy announced at the Company's Capital Markets Day event on September 3, 2019. Restructuring costs recognized during the year refer to the asset write-offs related to the closure of two plants and other activities related to the previously announced launch of a new organization structure focused on operating segments.

8.	Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other expenses were $52 million in 2019, and included a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. Other income amounted to $383 million in 2018, and included a pre-tax income of $527 million related to the Benefit Modification gain on a healthcare plan in the U.S., as further described in Note 23 “Provisions for employee benefits”.

9.	Financial income/(expenses)
In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in 2019 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $873 million ($787 million in 2018) and the costs incurred by Financial Services (included in item "Interest cost and other financial expenses” in the following table) included in Cost of sales for $520 million ($438 million in 2018).

CNH Industrial Consolidated Financial Statements at December 31, 2019 145

A reconciliation to the income statement is provided under the following table.

($ million)	2019	2018
Financial income:
Interest earned and other financial income	61	71
Interest income from customers and other financial income of Financial Services	873	787
Total financial income	934	858
of which:
Financial income, excluding Financial Services (a)	61	71

Interest and other financial expenses:
Interest cost and other financial expenses	690	712
Write-downs of financial assets at amortized cost	60	40
Interest costs on employee benefits	24	33
Total interest and other financial expenses	774	785
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	(77)	(256)
Exchange rate differences from derivative financial instruments	246	558
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	943	1,087
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	423	649

Net financial income/(expenses) excluding Financial Services (a) - (b)	(362)	(578)
Interest earned and other financial income may be analyzed as follows:

($ million)	2019	2018
Interest income from banks	25	31
Interest and financial income from financial assets at amortized cost	20	24
Other interest income and financial income	16	16
Total Interest earned and other financial income	61	71
Interest cost and other financial expenses may be analyzed as follows:

($ million)	2019	2018
Interest expenses on bonds	409	404
Bank interest expenses	81	69
Interest expenses related to lease liabilities	14	—
Commission expenses	8	9
Other interest cost and other financial expenses	178	230
Total Interest cost and other financial expenses	690	712
In the year ended December 31, 2019, net financial expenses (excluding those of Financial Services) include $27 million related to repurchase of notes ($22 million in 2018), as further described in Note 25 "Debt".
Capitalized borrowing costs amounted to $28 million and $27 million in 2019 and 2018.
Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing and factoring cost.

CNH Industrial Consolidated Financial Statements at December 31, 2019 146

10.	Income taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income taxes as reported in its consolidated income statement for the year ended December 31, 2019 of $302 million consist almost entirely of income taxes related to subsidiaries of CNH Industrial N.V.
Income taxes for the years ended December 31, 2019 and 2018 consisted of the following:

($ million)	2019	2018
Current taxes	(271)	(350)
Deferred taxes	(64)	(152)
Taxes relating to prior periods	33	(13)
Total Income tax (expense)	(302)	(515)
CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19% in 2019 and 2018. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2019 and 2018 is as follows:

($ million)	2019	2018
Theoretical Income tax (expense) at the parent statutory rate	(230)	(364)
Foreign income taxed at different rates	(88)	(125)
Deferred tax assets not recognized and write-down	(41)	(35)
Italian IRAP taxes	(13)	(22)
Taxes relating to prior years	26	(21)
Use of tax losses for which no deferred tax assets were recognized	24	6
Change in tax rate or law	7	8
Other	13	38
Total Income tax (expense)	(302)	(515)
The effective tax rates for 2019 and 2018 were 25.0% and 26.9%, respectively. The effective tax rate reduction in 2019 was primarily caused by a more favorable geographic mix of pre-tax earnings, increased tax credits and incentive benefits associated with multiple jurisdictions in which CNH Industrial operates and a reduced impact of tax contingencies, which was also associated with multiple jurisdictions.
At December 31, 2019, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $7 billion ($6 billion at December 31, 2018) for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. CNH Industrial has determined the amount of unrecognized deferred tax liability relating to the $7 billion undistributed earnings is approximately $68 million and attributable to foreign withholding taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less and recorded $8 million of deferred tax liabilities as of December 31, 2019. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.

CNH Industrial Consolidated Financial Statements at December 31, 2019 147

The components of net deferred tax assets at December 31, 2019 and 2018 are as follows:

($ million)	At December 31, 2018	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2019
Deferred tax assets arising from:
Taxed provisions	821	(28)	—	7	800
Inventories	247	(10)	—	(18)	219
Taxed allowances for doubtful accounts	163	(1)	—	(8)	154
Provision for employee benefits	236	(27)	26	16	251
Intangible assets	28	(12)	—	(7)	9
Write-downs of financial assets	1	(1)	1	—	1
Measurement of derivative financial instruments	17	(15)	10	4	16
Other	341	79	—	16	436
Total	1,854	(15)	37	10	1,886

Deferred tax liabilities arising from:
Accelerated depreciation	(485)	(165)	—	35	(615)
Inventories	(110)	3	—	(9)	(116)
Provision from employee benefits	(6)	1	3	2	—
Capitalization of development costs	(282)	7	—	(18)	(293)
Other	(163)	44	—	(19)	(138)
Total	(1,046)	(110)	3	(9)	(1,162)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	616	52	—	10	678
Adjustments for assets whose recoverability is not probable	(822)	(18)	(11)	(19)	(870)
Total net deferred tax assets	602	(91)	29	(8)	532
CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated legal entities, where these may be offset. Amounts recognized are as follows:

($ million)	At December 31, 2019	At December 31, 2018
Deferred tax assets	806	853
Deferred tax liabilities	(274)	(251)
Net deferred tax assets	532	602
The decrease of $70 million in net deferred tax assets is mainly due to the $91 million charge recognized in CNH Industrial’s income statement for the net utilization of deferred tax assets, largely driven by the taxable depreciation of capitalized assets. In addition, during 2019, CNH Industrial recorded a net $29 million deferred tax credit directly in equity.
The decision to recognize deferred tax assets is made for each legal entity in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of actual results, as well as updated strategic plans and accompanying tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $1,886 million at December 31, 2019 and of $1,854 million at December 31, 2018, and tax loss carryforwards and tax credits of $678 million at December 31, 2019 and of $616 million at December 31, 2018, have been reduced by $870 million at December 31, 2019 and by $822 million at December 31, 2018.
Net deferred tax assets include $171 million at December 31, 2019 ($140 million at December 31, 2018) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2019, a further tax benefit of $507 million ($476 million at December 31, 2018) arising from tax loss carryforwards and tax credits has not been recognized.
Tax liabilities primarily include uncertain income tax amounts of $120 million and other tax payables.

CNH Industrial Consolidated Financial Statements at December 31, 2019 148

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2019, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
($ million)	Total at December 31, 2019	2020	2021	2022	2023	Beyond 2023	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	7,065	3,181	971	971	971	971	—
Taxable temporary differences	(4,242)	(466)	(944)	(944)	(944)	(944)	—
Tax losses and tax credits	3,819	72	122	87	134	1,111	2,293
Temporary differences and tax losses for which deferred tax assets have not been recognized	(4,746)	(576)	(551)	(509)	(545)	(504)	(2,061)
Temporary differences and tax losses	1,896	2,211	(402)	(395)	(384)	634	232
CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. We have open tax years from 2009 through 2018. Due to the global nature of CNH Industrial business, transfer pricing disputes may arise and CNH Industrial may seek correlative relief through competent authority processes. CNH Industrial does not believe the resolution of any outstanding tax examinations will have a material adverse effect on CNH Industrial’s financial position or its results of operations.

11.	Other information by nature of expense
The income statement includes personnel costs for $3,909 million in 2019 ($3,591 million in 2018). In 2018, costs were inclusive of the Benefit Modification gain of $527 million related to the modification of a healthcare plan following the favorable judgement issued by the United States Supreme Court, as further described in Note 23.
An analysis of the average number of employees by category is as follows:

	2019	2018
Managers	981	942
White-collar	24,605	24,254
Blue-collar	39,010	38,849
Average number of employees	64,596	64,045

12.	Earnings per share
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		2019	2018
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	874	1,368
Weighted average common shares outstanding – basic	million	1,352	1,357
Basic earnings per common share		$0.65	1.01

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	874	1,368
Weighted average common shares outstanding – basic	million	1,352	1,357
Effect of dilutive securities (when dilutive):
Stock compensation plans	million	2	3
Weighted average common shares outstanding – diluted	million	1,354	1,360
Diluted earnings per common share		$0.65	1.01
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
For the year ended December 31, 2019, 5.0 million shares (consisting of share grants) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive. For the year ended December 31, 2018, 6.4 million shares (consisting of stock options) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

CNH Industrial Consolidated Financial Statements at December 31, 2019 149

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 22 “Equity”.
In 2018, basic and diluted earnings per common share included the positive impact of $399 million, net of taxes, of the $527 million Benefit Modification gain as further described in Note 23 “Provisions for employee benefits”. The impact per share of the Benefit Modification gain was as follows:

		2018
Benefit Modification gain - pre tax	$ million	527
Benefit Modification gain - income tax effect	$ million	(128)
Benefit Modification gain - after tax (a)	$ million	399
Weighted average common shares outstanding - basic (b)	million	1,357
Benefit Modification gain after tax per share - basic (a)/(b)		$0.29
Weighted average common shares outstanding - diluted (c)	million	1,360
Benefit Modification gain after tax per share - diluted (a)/(c)		$0.29

13.	Intangible assets
In 2019 and 2018, changes in the carrying amount of Intangible assets were as follows:

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total
Gross carrying amount Balance at December 31, 2017	3,121	293	1,522	5,087	937	1,014	22	11,996
Additions	—	—	143	312	2	104	26	587
Divestitures	—	—	(1)	(103)	—	(1)	—	(105)
Translation differences and other changes	(21)	—	(67)	(195)	(11)	(43)	(19)	(356)
Balance at December 31, 2018	3,100	293	1,597	5,101	928	1,074	29	12,122
Additions	—	—	126	300	6	91	29	552
Divestitures	—	—	—	(12)	(2)	(24)	—	(38)
Acquisitions(*)	80	—	—	—	—	—	—	80
Translation differences and other changes	(26)	—	(29)	(82)	12	1	(25)	(149)
Balance at December 31, 2019	3,154	293	1,694	5,307	944	1,142	33	12,567
Accumulated amortization and impairment losses Balance at December 31, 2017	638	60	1,198	2,933	853	670	—	6,352
Amortization	—	—	122	363	39	69	—	593
Impairment losses	—	—	—	—	2	—	—	2
Divestitures	—	—	—	(92)	—	—	—	(92)
Translation differences and other changes	(2)	—	(55)	(116)	(25)	(32)	—	(230)
Balance at December 31, 2018	636	60	1,265	3,088	869	707	—	6,625
Amortization	—	—	156	283	36	68	—	543
Impairment losses	—	—	12	18	1	—	—	31
Divestitures	—	—	—	(7)	(2)	(20)	—	(29)
Translation differences and other changes	(30)	—	(29)	(45)	(12)	(9)	—	(125)
Balance at December 31, 2019	606	60	1,404	3,337	892	746	—	7,045
Carrying amount at December 31, 2018	2,464	233	332	2,013	59	367	29	5,497
Carrying amount at December 31, 2019	2,548	233	290	1,970	52	396	33	5,522
(*) Increases in Goodwill refer to acquisitions discussed in section "Business combinations" above.

Foreign exchange losses were $36 million in 2019 (losses of $136 million in 2018).

CNH Industrial Consolidated Financial Statements at December 31, 2019 150

Goodwill, trademarks and intangible assets with indefinite useful lives
Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2019	At December 31, 2018
Agriculture	1,776	1,692
Construction	578	577
Commercial and Specialty Vehicles	59	62
Powertrain	5	5
Financial Services	130	128
Goodwill net carrying amount	2,548	2,464
Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agriculture and Construction and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.
The vast majority of goodwill, representing approximately 98% of the total, as of December 31, 2019, related to Agriculture (70%), Construction (23%) and Financial Services (5%) and as such, the impairment testing of these cash-generating units is discussed in detail below.
CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.
Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2019 and 2018 were selected:

	2019	2018
Agriculture	14.3%	12.3%
Construction	14.6%	13.7%
Financial Services	21.8%	19.6%
Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting processes. CNH Industrial uses nine years of expected cash flows for Agriculture, and eight years of expected cash flows for Construction and four years of expected cash flows for Financial Services as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agriculture and Construction cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate was 1.0% in 2019 and 2018 for the Agriculture cash-generating unit, 3.0% in 2019 and 2018 for Construction, and 1.5% in 2019 and 2018 for Financial Services.
As of December 31, 2019, the estimated recoverable amounts, calculated using the above method, of the Agriculture, Construction and Financial Services cash-generating units exceeded the carrying values by approximately 52%, 10% and 29%, respectively. Thus, CNH Industrial did not recognize an impairment for the respective cash-generating units. While there is positive margin between the recoverable amount and carrying value for the Construction cash-generating unit, the recoverable amount can be significantly impacted by changes in assumptions used in the recoverable amount valuation model including expected sales growth in the discrete future period, the weighted-average cost of capital (discount rate),

CNH Industrial Consolidated Financial Statements at December 31, 2019 151

and also less significant assumptions such as expected improvements in margin, long-term growth rates along with other judgments. Based on our assessment of these circumstances, CNH Industrial has determined that the goodwill at the Construction cash-generating unit is at risk for impairment going forward should there be a deterioration of projected cash flows of the cash-generating unit as a result of CNH Industrial's inability to successfully execute its plans to achieve further growth projections. The estimated recoverable amount of the Construction cash-generating unit was calculated starting from projections, which showed a net average sales compound annual growth rate (“CAGR”) of 7.3%, extended to eight years for impairment test purposes. Holding all other assumptions constant, a decrease of 1.1 p.p. in the net average sales CAGR (resulting in a CAGR of 6.2%) would cause the recoverable amount to fall to the level of the carrying value.
The results obtained for Commercial and Specialty Vehicles confirmed the absence of an impairment loss.
The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization at December 31, 2019. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which CNH Industrial operates. Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a cash generating unit’s recoverable amount, differences in assumptions could have a material effect on the estimated recoverable amount and could result in a goodwill impairment charge in a future period. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by CNH Industrial.
Development costs
The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.
Development costs are tested for impairment at the cash-generating unit level.

CNH Industrial Consolidated Financial Statements at December 31, 2019 152

14.	Property, plant and equipment
In 2019 and 2018, changes in the carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Right-of-use assets	Assets sold with a buy-back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2017	288	3,184	8,659	—	3,606	833	101	16,671
Additions	1	33	185	—	610	46	181	1,056
Divestitures	—	(12)	(39)	—	(676)	(17)	(2)	(746)
Translation differences	(14)	(194)	(445)	—	(165)	(46)	(8)	(872)
Other changes	1	33	102	—	(225)	1	(87)	(175)
Balance at December 31, 2018	276	3,044	8,462	—	3,150	817	185	15,934
Impact of IFRS 16 adoption	—	—	—	480	—	—	—	480
Reclassification of assets under finance lease at December 31, 2018	—	(9)	—	9	—	—	—	—
Balance at January 1, 2019	276	3,035	8,462	489	3,150	817	185	16,414
Additions	3	29	348	117	530	29	102	1,158
Divestitures	(4)	(14)	(73)	(20)	(731)	(15)	(8)	(865)
Translation differences	(4)	(62)	(159)	(8)	(54)	(17)	(3)	(307)
Other changes	—	39	48	22	(246)	(25)	(113)	(275)
Balance at December 31, 2019	271	3,027	8,626	600	2,649	789	163	16,125
Accumulated depreciation and impairment losses Balance at December 31, 2017	3	1,815	6,523	—	809	691	—	9,841
Depreciation	—	109	441	—	379	60	—	989
Impairment losses	—	—	1	—	76	—	—	77
Divestitures	—	(10)	(37)	—	(230)	(16)	—	(293)
Translation differences	—	(94)	(320)	—	(42)	(35)	—	(491)
Other changes	—	(2)	(2)	—	(131)	(17)	—	(152)
Balance at December 31, 2018	3	1,818	6,606	—	861	683	—	9,971
Reclassifications of assets under finance lease at December 31, 2018	—	(5)	—	5	—	—	—	—
Balance at January 1, 2019	3	1,813	6,606	5	861	683	—	9,971
Depreciation	—	100	414	153	305	34	—	1,006
Impairment losses	—	7	8	—	86	—	—	101
Divestitures	—	(12)	(73)	(7)	(236)	(9)	—	(337)
Translation differences	—	(30)	(116)	1	(14)	(12)	—	(171)
Other changes	—	(11)	(39)	—	(131)	(33)	—	(214)
Balance at December 31, 2019	3	1,867	6,800	152	871	663	—	10,356
Carrying amount at December 31, 2018	273	1,226	1,856	—	2,289	134	185	5,963
Impact of IFRS 16 adoption and Reclassifications of assets under finance lease at December 31, 2018	—	(4)	—	484	—	—	—	480
Carrying amount at January 1, 2019	273	1,222	1,856	484	2,289	134	185	6,443
Carrying amount at December 31, 2019	268	1,160	1,826	448	1,778	126	163	5,769
Commercial and Specialty Vehicles recognized an impairment loss of $86 million and $76 million on Assets sold with a buy-back commitment for the years ended December 31, 2019 and 2018, respectively. The losses are recognized in the Cost of sales.
Other changes mainly include the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of $115 million.
At December 31, 2019, right-of-use assets refer primarily to lease contracts for industrial buildings ($319 million), plant, machinery and equipment ($36 million), and other assets ($93 million). For a description of the related lease liabilities, refer to Note 25 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($23 million in 2019) for these leases on a straight-line basis over the lease term.
Property, plant and equipment included $4 million at December 31, 2018 related to the net carrying amount of assets leased under finance lease agreements.

CNH Industrial Consolidated Financial Statements at December 31, 2019 153

At December 31, 2019, land and industrial buildings of the Group pledged as security for debt amounted to $4 million ($61 million at December 31, 2018); no material amount of plant, machinery and equipment was pledged as security for debt and other commitments at December 31, 2019 and 2018.
CNH Industrial had contractual commitments of $118 million and $123 million for the acquisition of property, plant and equipment at December 31, 2019 and 2018, respectively.

15.	Investments and other financial assets

($ million)	At December 31, 2019	At December 31, 2018
Investments accounted for using the equity method	550	555
Other investments	111	3
Total Investments	661	558
Non-current financial receivables and other non-current securities	46	34
Total Investments and other financial assets	707	592
At December 31, 2019 and 2018, no Non-current financial receivables had been pledged as security.

Investments
Changes in Investments in 2019 and 2018 are set out below:

($ million)	At December 31, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2019
Investments in:
Unconsolidated subsidiaries	3	—	—	—	—	3
Joint ventures	346	(10)	—	(5)	(8)	323
Associates	209	29	—	(4)	(7)	227
Equity investments measured at fair value through other comprehensive income	—	—	108	—	—	108
Total Investments	558	19	108	(9)	(15)	661

($ million)	At December 31, 2017	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2018
Investments in:
Unconsolidated subsidiaries	6	—	—	—	(3)	3
Joint ventures	385	19	—	(29)	(29)	346
Associates	196	43	—	(11)	(19)	209
Total Investments	587	62	—	(40)	(51)	558
Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $19 million in 2019 ($62 million in 2018).
Disposals and other changes, a decrease of $15 million in 2019, mainly consist of dividends by companies accounted for using the equity method.
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain Iveco technology (reported as revenue). The investment in Nikola was designated as at fair value through other comprehensive income and is expected to grow to reflect an additional $150 million of contributions ($50 million of cash and $100 million in services).

CNH Industrial Consolidated Financial Statements at December 31, 2019 154

Investments in joint ventures
A summary of investments in joint ventures at December 31, 2019 and 2018 is as follows:

	At December 31, 2019		At December 31, 2018
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	128	50.0	165
Turk Traktor Ve Ziraat Makineleri A.S.	37,5	51	37.5	50
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	88	50.0	80
CNH de Mexico SA de CV	50.0	32	50.0	33
Other		24		18
Total Other Joint ventures		144		131
Total Investments in joint ventures		323		346
Interests in joint ventures consist of 13 companies at December 31, 2019 (13 companies at December 31, 2018) and mainly include:

▪	Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors;

▪
Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China.

Interests in joint ventures are accounted for using the equity method.
Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2019		At December 31, 2018
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	136	131	113	81
Non-current assets	369	161	363	168
Current assets	284	202	418	356
Total Assets	789	494	894	605
Debt	—	234	—	332
Other liabilities	533	135	565	151
Total Liabilities	533	369	565	483
Total Equity	256	125	329	122

	2019		2018
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	514	658	616	831
Depreciation and amortization	32	23	13	18
Net Financial income/(expenses)	1	(24)	2	(26)
Profit/(loss) before taxes	(55)	20	(39)	55
Income tax (expenses)	(15)	—	(2)	(2)
Profit/(loss) from continuing operations	(70)	20	(41)	53
Profit/(loss) from discontinued operations			—	—
Profit/(loss)	(70)	20	(41)	53

Total Other comprehensive income, net of tax	—	—	—	—
Total Comprehensive income	(70)	20	(41)	53

CNH Industrial Consolidated Financial Statements at December 31, 2019 155

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2019		At December 31, 2018
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	256	125	329	122
Group’s interest (%)	50.0	37,5	50.0	37.5
Pro-quota equity	128	47	165	46
Adjustments made by using the equity method	—	4	—	4
Carrying amount	128	51	165	50
Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2019	2018
Profit/(loss) from continuing operations	16	20
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	16	20

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	16	20
At December 31, 2019, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	51	188

Investments in associates
A summary of investments in associates at December 31, 2019 and 2018 is as follows:

	At December 31, 2019		At December 31, 2018
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	49.9	190	49.9	175
Other associates:
Al-Ghazi Tractors Ltd.	43.2	3	43.2	4
Other		34		30
Total Other associates		37		34
Total Investments in associates		227		209

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2019	At December 31, 2018
Non-current assets	—	—
Current assets	5,101	4,937
Total Assets	5,101	4,937
Debt	4,522	4,396
Other liabilities	195	193
Total Liabilities	4,717	4,589
Total Equity	384	348

CNH Industrial Consolidated Financial Statements at December 31, 2019 156

($ million)	2019	2018
Net revenues	225	201
Profit/(loss) before taxes	65	66
Profit/(loss) from continuing operations	46	49
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	46	49

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	46	49
This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2019	At December 31, 2018
Total Equity	384	348
Group’s interest (%)	49.9	49.9
Pro-quota equity	191	174
Adjustments made by using the equity method	(1)	1
Carrying amount	190	175
Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2019	2018
Profit/(loss) from continuing operations	7	16
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	7	16

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	7	16

16.	Leased assets
This item changed as follows in 2019 and 2018:

($ million)	At December 31, 2018	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	At December 31, 2019
Gross carrying amount	2,139	795	—	20	(742)	2,212
Less: Depreciation and impairment	(365)	—	(250)	(3)	263	(355)
Net carrying amount of Leased assets	1,774	795	(250)	17	(479)	1,857

($ million)	At December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	At December 31, 2018
Gross carrying amount	2,240	734	—	(43)	(792)	2,139
Less: Depreciation and impairment	(395)	—	(256)	9	277	(365)
Net carrying amount of Leased assets	1,845	734	(256)	(34)	(515)	1,774

Leased assets include vehicles leased to retail customers by the Group's leasing companies.

CNH Industrial Consolidated Financial Statements at December 31, 2019 157

At December 31, 2019, minimum lease payments receivable for assets under non-cancelable operating leases amount to $472 million ($463 million at December 31, 2018) and fall due as follows:

($ million)	At December 31, 2019
Operating leases under IFRS 16:
Less than one year	200
One to two years	149
Two to three years	82
Three to four years	30
Four to five years	8
More than five years	3
Total Undiscounted lease payments	472

($ million)	At December 31, 2018
Operating leases under IAS 17:
Within one year	194
Between one and five years	266
Beyond five years	3
Total Minimum lease payments	463
No leased assets have been pledged as security at December 31, 2019 and 2018.

17.	Inventories
At December 31, 2019 and 2018, Inventories consisted of the following:

($ million)	At December 31, 2019	At December 31, 2018
Raw materials	1,330	1,292
Work-in-progress	611	573
Finished goods	5,124	4,854
Total Inventories	7,065	6,719
At December 31, 2019, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $457 million ($437 million at December 31, 2018).
At December 31, 2019, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $2,052 million ($1,830 million at December 31, 2018).
The amount of inventory write-downs recognized as an expense during 2019 is $91 million ($108 million in 2018).
There were no inventories pledged as security at December 31, 2019 and 2018.

18.	Current receivables and Other current assets
A summary of Current receivables and Other current assets as of December 31, 2019 and 2018 is as follows:

($ million)	At December 31, 2019	At December 31, 2018
Trade receivables	408	395
Receivables from financing activities	19,429	19,175
Current tax receivables	260	356
Other current assets:
Other current receivables	1,334	1,271
Accrued income, prepaid expenses and other	141	119
Total Other current assets	1,475	1,390
Total Current receivables and Other current assets	21,572	21,316

CNH Industrial Consolidated Financial Statements at December 31, 2019 158

An analysis by due date is as follows:

	At December 31, 2019				At December 31, 2018
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	400	8	—	408	386	9	—	395
Receivables from financing activities	12,603	6,600	226	19,429	12,811	6,146	218	19,175
Current tax receivables	114	145	1	260	227	129	—	356
Other current receivables	995	326	13	1,334	891	350	30	1,271
Total Current receivables	14,112	7,079	240	21,431	14,315	6,634	248	21,197

Trade receivables
As of December 31, 2019 and 2018, CNH Industrial had trade receivables of $408 million and $395 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $61 million and $85 million at December 31, 2019 and 2018, respectively. The allowances are determined using the simplified approach as permitted by IFRS 9, which permits the use of lifetime expected loss provision for trade receivables.
Changes in the allowances for doubtful accounts during 2019, and 2018 were as follows:

	Year ended December 31,
($ million)	2019	2018
Opening balance	85	112
Provision	1	11
Use and other changes	(25)	(38)
Ending balance	61	85
The allowances at December 31, 2019 and 2018, have been determined using the following expected loss rates:

		At December 31, 2019
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	2%	18%	11%	78%	13%
Gross carrying amount	$ million	378	22	9	60	469
Allowances for doubtful accounts	$ million	(9)	(4)	(1)	(47)	(61)

		At December 31, 2018
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	6%	8%	10%	60%	18%
Gross carrying amount	$ million	318	52	10	100	480
Allowances for doubtful accounts	$ million	(20)	(4)	(1)	(60)	(85)
Trade accounts have significant concentrations of credit risk in the Agriculture, Construction and Commercial and Specialty Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic area.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.
In 2019 and 2018, trade receivables for an amount of $16 and $9 million were written off by CNH Industrial, respectively.
Charge‑offs of principal amounts of trade receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

CNH Industrial Consolidated Financial Statements at December 31, 2019 159

Receivables from financing activities
A summary of Receivables from financing activities as of December 31, 2019 and 2018 is as follows:

($ million)	At December 31, 2019	At December 31, 2018
Retail:
Retail financing	8,984	9,084
Finance leases	241	272
Total Retail	9,225	9,356

Wholesale:
Dealer financing	10,075	9,751
Total Wholesale	10,075	9,751

Other	129	68
Total Receivables from financing activities	19,429	19,175
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for U.K.). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2019 and 2018 relating to the termination of dealer contracts.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioural classifications.
The aging of Receivables from financing activities as of December 31, 2019 and 2018 is as follows:

	At December 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,132	24	4	6,160	9	6,169
Europe	137	—	—	137	—	137
South America	2,004	9	—	2,013	—	2,013
Rest of World	900	3	1	904	2	906
Total Retail	9,173	36	5	9,214	11	9,225

Wholesale
North America	3,641	—	—	3,641	26	3,667
Europe	4,856	24	9	4,889	7	4,896
South America	824	2	—	826	56	882
Rest of World	616	5	3	624	6	630
Total Wholesale	9,937	31	12	9,980	95	10,075

CNH Industrial Consolidated Financial Statements at December 31, 2019 160

	At December 31, 2018
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,296	21	5	6,322	5	6,327
Europe	164	1	—	165	50	215
South America	1,899	11	9	1,919	78	1,997
Rest of World	814	2	1	817	—	817
Total Retail	9,173	35	15	9,223	133	9,356

Wholesale
North America	3,612	—	—	3,612	18	3,630
Europe	4,729	20	8	4,757	—	4,757
South America	656	—	—	656	—	656
Rest of World	697	7	4	708	—	708
Total Wholesale	9,694	27	12	9,733	18	9,751
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of

CNH Industrial Consolidated Financial Statements at December 31, 2019 161

the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Allowance for credit losses activity for the years ended December 31, 2019 and 2018 is as follows (in millions):

	Year ended December 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(5)	—	48	43	4	—	9	13
Charge-offs, net of recoveries	(8)	—	(41)	(49)	(1)	—	(17)	(18)
Transfers	(6)	1	5	—	(2)	(1)	3	—
Foreign currency translation and other	(16)	—	(4)	(20)	2	—	(2)	—
Ending balance	68	5	220	293	35	1	123	159
Receivables:
Ending balance	9,152	36	37	9,225	9,812	166	97	10,075

	Year ended December 31, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	122	4	255	381	39	2	161	202
Provision (benefit)	14	1	31	46	(4)	—	(2)	(6)
Charge-offs, net of recoveries	(33)	—	(53)	(86)	—	—	(14)	(14)
Transfers	20	(1)	(19)	—	—	—	—	—
Foreign currency translation and other	(20)	—	(2)	(22)	(3)	—	(15)	(18)
Ending balance	103	4	212	319	32	2	130	164
Receivables:
Ending balance	9,151	44	161	9,356	9,443	147	161	9,751
Finance lease receivables mainly relate to vehicles of Commercial and Specialty Vehicles, Agriculture and Construction leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

CNH Industrial Consolidated Financial Statements at December 31, 2019 162

The item may be analyzed as follows stated gross of an allowance of $118 million at December 31, 2019 ($137 million at December 31, 2018):

($ million)	At December 31, 2019
Finance leases under IFRS 16:
Less than one year	162
One to two years	68
Two to three years	51
Three to four years	51
Four to five years	19
More than five years	26
Total Undiscounted receivables for future minimum lease payments	377
Unearned finance income	(18)
Present value of future minimum lease payments	359

	At December 31, 2018
($ million)	due within one year	due between one and five years	due beyond five years	Total
Finance leases under IAS 17:
Receivables for future minimum lease payments	199	197	28	424
Less: unrealized interest income	(6)	(9)	—	(15)
Present value of future minimum lease payments	193	188	28	409
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of December 31, 2019, CNH Industrial had 279 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 323 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2018, the Company had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $8 million and the post-modification value was $7 million. Additionally, the Company had 371 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined.  As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2019 and 2018.
As of December 31, 2019, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $87 million and the post-modification value was $80 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended December 31, 2019.
As of December 31, 2019, and 2018, CNH Industrial’s wholesale TDRs were immaterial.

CNH Industrial Consolidated Financial Statements at December 31, 2019 163

Other current assets
At December 31, 2019, Other current assets mainly consist of other tax receivables for VAT and other indirect taxes of $1,039 million ($979 million at December 31, 2018), Receivables from employees of $29 million ($29 million at December 31, 2018) and Accrued income and prepaid expenses of $141 million ($119 million at December 31, 2018).
Refer to Note 31 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 25 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
At December 31, 2019 and 2018, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2019			At December 31, 2018
($ million)	Receivables from financing activities	Other financial assets	Total	Receivables from financing activities	Other financial assets	Total
Carrying amount of assets	13,606	1,044	14,650	13,423	732	14,155
Carrying amount of the related liabilities	(10,724)	(1,033)	(11,757)	(10,536)	(732)	(11,268)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	13,648	1,044	14,692	13,292	732	14,024
Fair value of the liabilities	(10,697)	(1,032)	(11,729)	(10,411)	(732)	(11,143)
Net position	2,951	12	2,963	2,881	—	2,881
Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.
CNH Industrial has discounted receivables and bills without recourse having due dates beyond December 31, 2019 amounting to $363 million ($498 million at December 31, 2018, with due dates beyond that date), which refer to trade receivables and other receivables for $336 million ($477 million at December 31, 2018) and receivables from financing activities for $27 million ($21 million at December 31, 2018).

CNH Industrial Consolidated Financial Statements at December 31, 2019 164

19.	Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Further description of the risk management exposures and strategies for interest rate and currency risk is presented in Note 31 “Information on financial risks”, paragraph “Market risk” together with sensitivity analysis assessing the potential impact of changes in interest rates and foreign currencies.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

▪	changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized currently in the consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-43 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over

CNH Industrial Consolidated Financial Statements at December 31, 2019 165

the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

▪	differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and its amount was insignificant for all periods presented.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the years ending December 31, 2019 and 2018. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2019 and 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives.
Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives had on other comprehensive income and profit or loss during the years ended December 31, 2019 and 2018:

($ million)	2019	2018
Fair value hedges
Interest rate derivatives— Financial income/(expenses)	31	9
Gains/(losses) on hedged items— Financial income/(expenses)	(31)	(9)

Cash flow hedges

Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(112)	1
Interest rate derivatives	(22)	(6)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives – Net revenues	—	(7)
Foreign exchange derivatives – Cost of sales	(68)	15
Foreign exchange derivatives – Financial income/(expenses)	(15)	20
Interest rate derivatives – Cost of sales	(8)	(4)
Other derivatives – Cost of sales	(1)	—

Not designated as hedges
Foreign exchange derivatives – Financial income/(expenses)	(73)	68

CNH Industrial Consolidated Financial Statements at December 31, 2019 166

The fair values of CNH Industrial’s derivatives as of December 31, 2019 and 2018 in the consolidated statement of financial position are recorded as follows:

	At December 31, 2019		At December 31, 2018
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	37	(2)	16	(16)
Total Fair value hedges	37	(2)	16	(16)

Cash flow hedges:
Foreign exchange derivatives	17	(69)	52	(41)
Interest rate derivatives	7	(27)	5	(13)
Total Cash flow hedges	24	(96)	57	(54)
Total Derivatives designated as hedging instruments	61	(98)	73	(70)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	12	(23)	24	(38)
Interest rate derivatives	—	—	1	—
Total Derivatives not designated as hedging instruments	12	(23)	25	(38)
Other financial assets/(liabilities)	73	(121)	98	(108)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
The following table provides for derivatives designated as hedging instruments the detail of notional amounts and of the fair vale changes used as a basis to calculate hedge ineffectiveness:

	At December 31, 2019		At December 31, 2018
($ million)	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	1,130	36	1,107	—
Total Fair value hedges	1,130	36	1,107	—

Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	3,049	(68)	3,125	6
Interest rate derivatives	2,618	(19)	2,164	(6)
Total Cash flow hedges	5,667	(87)	5,289	—
Total Derivatives designated as hedging instruments	6,797	(51)	6,396	—
Total Derivatives not designated as hedging instruments	5,605	n/a	6,189	n/a
Total Derivatives	12,402	n/a	12,585	n/a

CNH Industrial Consolidated Financial Statements at December 31, 2019 167

The following table provides the effect of hedged items designated in fair value hedging relationships:

					At December 31, 2019
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,147	—	34	34

					At December 31, 2018
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,113	—	—	—
The following table provides the effects of hedged items designated in cash flow hedging relationships:

	At December 31, 2019		At At December 31, 2018
($ million)	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness
Cash flow hedges:
Foreign exchange risk	(49)	(68)	(18)	6
Interest rate risk	(15)	(19)	(4)	(6)

The following table provides further information about the effect of cash flow hedges on consolidated equity:

($ million)	Interest rate risk	Foreign exchange risk	Total cash flow hedge reserve
As of January 1, 2018	(2)	9	7
Gains/(losses) recognized in Other comprehensive income	(6)	1	(5)
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	4	(28)	(24)
Income tax effect	2	3	5
As of December 31, 2018	(2)	(15)	(17)
Gains/(losses) recognized in Other comprehensive income	(22)	(112)	(134)
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	9	83	92
Income tax effect	5	5	10
As of December 31, 2019	(10)	(39)	(49)
The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2019 and 2018 based on their notional amounts:

	At December 31, 2019				At December 31, 2018
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Currency risk	6,632	311	—	6,943	6,869	338	—	7,207
Interest rate risk	185	4,960	314	5,459	54	3,181	2,143	5,378
Total notional amount	6,817	5,271	314	12,402	6,923	3,519	2,143	12,585

CNH Industrial Consolidated Financial Statements at December 31, 2019 168

20.	Cash and cash equivalents
Cash and cash equivalents consist of:

($ million)	At December 31, 2019	At December 31, 2018
Cash at banks	4,188	4,295
Restricted cash	898	772
Money market securities and other cash equivalents	687	736
Total Cash and cash equivalents	5,773	5,803
Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

21.	Assets held for sale
Assets held for sale at December 31, 2019 and 2018 primarily included buildings.

22.	Equity

Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2019, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,350,132,117 common shares outstanding, net of 14,268,079 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (387,951,166 special voting shares outstanding, net of 8,523,110 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2019 and 2018 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(9,760,548)	(9,760,548)	—	(181,066)	(181,066)	—	(9,941,614)	(9,941,614)
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(3,699,841)	(3,699,841)	—	(774,458)	(774,458)	—	(4,474,299)	(4,474,299)
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283

CNH Industrial Consolidated Financial Statements at December 31, 2019 169

During the years ended December 31, 2019 and 2018, 0.8 million and 0.2 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2019 and 2018, the Company delivered 2.6 million and 2.7 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 16, 2020.
At the AGM held by CNH Industrial on April 12, 2019, shareholders approved the payment of a dividend of €0.18 per common share. The dividend was paid in May 2019 for a total amount of €244 million ($275 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

CNH Industrial Consolidated Financial Statements at December 31, 2019 170

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and maintain access to external sources of funds, including by means of achieving an adequate rating.
The Group consistently monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from Industrial Activities.
To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.
The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

▪
the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

▪
the Company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

▪
the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then the Group is not allowed any acquisition under Dutch law.
No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.
The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).
No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.
Any acquisition by the Company of shares that have not been fully paid up shall be void.
Any disposal of shares held by the Company requires approval of the Board of Directors. Such approval shall also stipulate the conditions of the disposal.

CNH Industrial Consolidated Financial Statements at December 31, 2019 171

Loyalty voting program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.
Shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 12, 2019, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 11, 2020). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). In the framework of the buy-back authorization granted by the AGM held on April 12, 2019 and following the expiration of the buy-back program previously in place, in November 2019 the Company launched its new share buy-back program (the “Program”). The Program involves the repurchase from time to time of up to $700 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 11, 2020 and will be funded by the Company’s liquidity.
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2019, the Company repurchased 6.3 million shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program at an aggregate cost of $57 million. As of December 31, 2019, the Company held 14.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $153 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2020 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2019, the Company acquired approximately 0.8 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special

CNH Industrial Consolidated Financial Statements at December 31, 2019 172

voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2019, the Company held 8.5 million special voting shares in treasury.
Capital reserves
At December 31, 2019, capital reserves, amounting to $3,240 million ($3,247 million at December 31, 2018), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Earnings reserves
Earnings reserves, amounting to $6,935 million at December 31, 2018 ($6,272 million at December 31, 2018) mainly consist of retained earnings and profits attributable to the owners of the parent.
Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

($ million)	2019	2018
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(169)	182
Net change in fair value of equity investments at fair value through other comprehensive income	(6)	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	(175)	182

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(134)	(5)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	92	(24)
Gains/(losses) on cash flow hedging instruments	(42)	(29)

Exchange gains/(losses) on translating foreign operations arising during the period	(60)	(408)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	(60)	(408)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(9)	(41)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(9)	(41)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(111)	(478)
Tax effect (C)	29	(27)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(257)	(323)

CNH Industrial Consolidated Financial Statements at December 31, 2019 173

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

			2019			2018
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(169)	18	(151)	182	(32)	150
Net change in fair value of equity investments at fair value through other comprehensive income	(6)	1	(5)	—	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(175)	19	(156)	182	(32)	150

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(42)	10	(32)	(29)	5	(24)
Exchange gains/(losses) on translating foreign operations	(60)	—	(60)	(408)	—	(408)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(9)	—	(9)	(41)	—	(41)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(111)	10	(101)	(478)	5	(473)
Total Other comprehensive income/(loss)	(286)	29	(257)	(296)	(27)	(323)

Share-based compensation
For the year ended December 31, 2019 and 2018, CNH Industrial recognized total share-based compensation expense of $33 million and $35 million, respectively. For the years ended December 31, 2019 and 2018, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million and $8 million, respectively. As of December 31, 2019, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $10 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 0.6 years.
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); and, iv) CNH Global N.V. Equity Incentive Plan (“CNH EIP”).
CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)
At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

▪
The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

▪
The EIP authorized 25 million common shares over a five-years period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

▪
The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

Performance Share Units
In 2014, CNH Industrial issued a one-time grant of Performance Share Units ("PSU’s") to its then Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. Prorated share amounts covering performance through this same period were issued to new employees entering the plan. One third of the total grant was expected to vest in February 2017, but such grants did not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met.
In December 2017, CNH Industrial canceled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of PSU’s to its then Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period

CNH Industrial Consolidated Financial Statements at December 31, 2019 174

from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. In 2018 and 2019, prorated share amounts covering performance through this same period were issued to new employees entering the plan. 0.6 million additional PSU's were granted in 2018. Furthermore, in 2019, 0.4 million additional PSU's were granted. The performance goal is a market condition with a payout schedule ranging from 0% to 130%. In addition, there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.
The fair values of the awards are calculated using the Monte Carlo Simulation model. The weighted average fair value of the awards that were issued in 2019 and 2018 is $5.19 and $8.69 per share, respectively. As a significant majority of the awards (approximately 79% of total awards as of December 31, 2019) were issued on December 22, 2017, the key assumptions utilized to calculate the grant-date fair values for awards issued on this grant date are listed below:

Key Assumptions for awards issued on December 22, 2017
Grant date stock price (in $)	10.73
Expected Volatility	31.1%
Dividend yield	0.87%
Risk-free rate	2.01%
The expected volatility is based on the daily stock price movements experienced by the common shares of CNH Industrial N.V. over a three-years period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of three-year U.S. Treasury bonds.
The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2019 and 2018:

		2019		2018
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	5,308,740	7.92	6,632,100	9.14
Granted	447,105	5.19	617,140	8.69
Forfeited/Cancelled	(872,366)	9.54	(1,940,500)	6.82
Vested	—	—	—	—
Nonvested at end of year	4,883,479	7.82	5,308,740	7.92
Restricted Share Units
In 2017, 2018 and 2019, CNH Industrial issued approximately 4 million, 1 million, and 0.8 million Restricted Share Units (“RSUs”) to the Chairperson, CEO and selected employees with a weighted average fair value of $13.23, and $11.63 and $9.95 per share, respectively. These shares are primarily set up to vest in three equal tranches over a three-years period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.
CNH Industrial issued 500 thousand restricted share units to the CEO of CNH Industrial on September 17, 2018. The weighted average fair value of these shares was $11.63 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the CEO would not receive during the vesting period. These shares are service based and vest in 3 tranches. The first and second tranches of 82 thousand and 339 thousand shares vested on June 30, 2019 and September 17, 2019, respectively. The third tranche of 82 thousand is due to vest on June 30, 2020. On April 3, 2019 CNH Industrial issued an additional 97 thousand restricted share units to the CEO of CNH Industrial. The weighted average fair value of these shares was $10.18 per share. These shares are scheduled to vest on February 1, 2021.
CNH Industrial issued 20 thousand restricted share units to the Chairperson of CNH Industrial on January 15, 2019. The weighted average fair value of these shares was $9.69 per share measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairperson would not receive during the vesting period. These shares are service based and vested in 2 tranches. The first tranche of 10 thousand shares vested on June 30, 2019. The second tranche of 10 thousand shares is due to vest on June 30, 2020.
The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2019 and 2018:

CNH Industrial Consolidated Financial Statements at December 31, 2019 175

		2019		2018
	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	3,364,447	11.88	6,092,234	11.38
Granted	832,105	9.95	632,840	11.63
Forfeited	(320,993)	12.28	(913,290)	12.46
Vested	(2,032,892)	11.19	(2,447,337)	10.27
Nonvested at end of year	1,842,667	11.69	3,364,447	11.88
CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:

▪	$125,000 annual retainer fee for each Non-Executive Director.

▪	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.

▪	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).
Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors elected the form of payment of their fees. If the elected form was common shares, the eligible director would receive as many common shares as equal to the amount of fees the director elected to be paid in common shares, divided by the fair market value of a CNH Industrial N.V. common share on the date that the quarterly payment was made. Common shares issued to the eligible director vested immediately upon grant. If an eligible director elected to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option was determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elected to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment was made. The CNH Industrial DCP defined fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial N.V. common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vested immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2019 or 2018 and as of December 31, 2019, no stock options were outstanding under the CNH Industrial DCP.
CNH Global Directors’ Compensation Plan (“CNH DCP”)
CNH Global Directors’ Compensation Plan stipulated the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. All of the outstanding stock options from the CNH DCP were exercised or forfeited during 2018. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.
CNH Global Equity Incentive Plan (the “CNH EIP”)
The CNH Global Equity Incentive Plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

CNH Industrial Consolidated Financial Statements at December 31, 2019 176

On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.
Stock Option Plan
In September 2012, approximately 2.7 million performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately 4 million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.
No stock options were issued in 2017, 2018 or 2019 under the CNH EIP. There were no outstanding stock options under the CNH EIP at December 31, 2018 and 2019.

23.	Provisions for employee benefits
CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2019 and 2018, CNH Industrial recorded expenses of $573 million and $583 million, respectively, for its defined contribution plans, inclusive of social security contributions.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.
Pension plans
Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the U.S., the U.K., and Germany.
Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United States and the U.K. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.
In November 2019, CNH Industrial signed a group annuity contract to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with this transaction, $431 million of plan obligations were transferred along with $451 million of plan assets and CNH Industrial recognized in the fourth quarter of 2019 a $20 million pre-tax non-cash settlement charge.

Healthcare plans
Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.

CNH Industrial Consolidated Financial Statements at December 31, 2019 177

In August 2019, CNH Industrial announced changes to certain North American healthcare plans to offer medical coverage for salaried and non-union hourly post-65 retirees through Via Benefits Individual Marketplace beginning in 2020. This resulted in a reduction of $47 million in defined benefit obligation, recognized immediately in profit or loss as a pre-tax plan amendment gain of the same amount.
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount was recognized in its entirety as a pre-tax gain in Other income/(expenses) in the year ended December 31, 2018.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2019 and 2018 are as follows:

($ million)	At December 31, 2019	At December 31, 2018
Post-employment benefits:
Pension plans	884	771
Healthcare plans	260	293
Other	332	330
Total Post-employment benefits	1,476	1,394

Other provisions for employees	130	283
Other long-term employee benefits	95	86
Total Provision for employee benefits	1,701	1,763

Defined benefit plan assets	28	25
Total Defined benefit plan assets	28	25
The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.
The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

CNH Industrial Consolidated Financial Statements at December 31, 2019 178

In 2019 and 2018 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2018	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2019
Other provisions for employees	283	97	(162)	(88)	130
Other long-term employee benefits	86	19	(9)	(1)	95
Total	369	116	(171)	(89)	225

($ million)	At December 31, 2017	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2018
Other provisions for employees	298	145	(143)	(17)	283
Other long-term employee benefits	90	9	(9)	(4)	86
Total	388	154	(152)	(21)	369

Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 22019 and 2018 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
	At December 31,		At December 31,		At December 31,
($ million)	2019	2018	2019	2018	2019	2018
Present value of obligations	2,937	3,029	412	434	332	330
Less: Fair value of plan assets	(2,098)	(2,283)	(152)	(141)	—	—
Deficit/(surplus)	839	746	260	293	332	330
Effect of the asset ceiling	17	—	—	—	—	—
Net liability/(Net asset)	856	746	260	293	332	330

Reimbursement rights	—	1	—	—	—	—

Amounts at year-end:
Liabilities	884	771	260	293	332	330
Assets	(28)	(25)	—	—	—	—
Net liability	856	746	260	293	332	330

(1)	The healthcare and other post-employment plans are not required to be prefunded.

CNH Industrial Consolidated Financial Statements at December 31, 2019 179

Changes in the present value of post-employment obligations in 2019 and 2018 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
($ million)	2019	2018	2019	2018	2019	2018
Present value of obligation at the beginning of the year	3,029	3,365	434	1,119	330	373
Current service cost	21	24	5	6	8	8
Interest expense	74	71	14	24	2	2
Other costs (income)	7	5	(8)	—	—	—
Contribution by plan participants	3	3	10	9	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	4	(16)	(3)	2	—	(16)
Actuarial losses/(gains) from changes in financial assumptions	349	(115)	52	(102)	31	(5)
Other remeasurements	5	(10)	(3)	(28)	(7)	9
Total remeasurements	358	(141)	46	(128)	24	(12)

Exchange rate differences	43	(104)	—	(6)	(6)	(16)
Benefits paid	(164)	(181)	(42)	(63)	(25)	(25)
Past service cost	(3)	22	(47)	(527)	—	—
Change in scope of consolidation	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Settlements(2)	(431)	(36)	—	—	—	—
Other changes	—	1	—	—	(1)	—
Present value of obligation at the end of the year	2,937	3,029	412	434	332	330

(1)	The healthcare and other post-employment plans are not required to be prefunded.

(2)
Settlements include in 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through a group annuity purchase in November 2019.

Other remeasurements mainly include in 2019 and 2018 the amount of experience adjustments.
Changes in the fair value of plan assets for post-employment benefits in 2019 and 2018 are as follows:

	Pension plans		Healthcare plans(1)
($ million)	2019	2018	2019	2018
Fair value of plan assets at the beginning of the year	2,283	2,520	141	184
Interest income	63	60	4	5

Remeasurements:
Return on plan assets	249	(101)	23	(11)
Total remeasurements	249	(101)	23	(11)

Exchange rate differences	37	(65)	—	—
Contribution by employer	53	55	—	—
Contribution by plan participants	3	3	—	—
Benefits paid	(138)	(152)	(16)	(37)
Change in scope of consolidation	—	—	—	—
Settlements(2)	(451)	(37)	—	—
Other changes	(1)	—	—	—
Fair value of plan assets at the end of the year	2,098	2,283	152	141

(1)	The healthcare plans are not required to be prefunded.

(2)
Settlements include in 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through a group annuity purchase in November 2019.

CNH Industrial Consolidated Financial Statements at December 31, 2019 180

Net benefit cost/(income) recognized during 2019 and 2018 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other
($ million)	2019	2018	2019	2018	2019	2018
Service cost:
Current service cost	21	24	5	6	8	8
Past service cost and (gains)/losses from curtailments and settlements(1)	17	23	(47)	(527)	—	—
Total Service cost	38	47	(42)	(521)	8	8
Net interest expense	11	11	10	19	2	2
Other costs (income)	7	5	(8)	—	—	—
Net benefit cost/(income) recognized to profit or loss	56	63	(40)	(502)	10	10

Remeasurements:
Return on plan assets	(249)	101	(23)	11	—	—
Actuarial losses/(gains) from changes in demographic assumptions	4	(16)	(3)	2	—	(16)
Actuarial losses/(gains) from changes in financial assumptions	349	(115)	52	(102)	31	(5)
Change in irrecoverable surplus and other	17	(19)	—	—	(4)	6
Other remeasurements	5	(10)	(3)	(28)	(7)	9
Total remeasurements	126	(59)	23	(117)	20	(6)
Exchange rate differences	6	(39)	—	(6)	(6)	(16)
Net benefit cost/(income) recognized to other comprehensive income	132	(98)	23	(123)	14	(22)
Total net benefit cost/(income) recognized during the year	188	(35)	(17)	(625)	24	(12)

(1)
In 2019 Past service cost and (gains)/losses from curtailments and settlements include the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.; it also includes a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations. In 2018, Past service cost and (gains)/losses from curtailments and settlements included a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S., as described in the above paragraph "Healthcare plans".

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2019 and 2018:

		U.S.		U.K.		Germany(1)	Other Countries(1)
($ million)	2019	2018	2019	2018	2019	2018	2019	2018
Change in benefit obligations:
Present value of obligation at the beginning of the year	1,015	1,173	1,290	1,409	409	453	315	330
Current service cost	3	4	4	4	3	4	11	12
Interest expense	36	35	30	29	4	4	4	3
Other costs	3	3	2	1	—	—	2	1
Contribution by plan participants	—	—	—	—	—	—	3	3
Remeasurements	113	(86)	166	(39)	39	(5)	40	(11)
Benefits paid	(74)	(83)	(49)	(57)	(25)	(28)	(16)	(13)
Past service costs	—	—	(1)	22	—	—	(2)	—
Settlements	(431)	(31)	—	(5)	—	—	—	—
Exchange rate differences and other	1	—	46	(74)	(6)	(19)	2	(10)
Present value of obligation at the end of the year	666	1,015	1,488	1,290	424	409	359	315
Change in the fair value of plans assets:
Fair value of plan assets at the beginning of the year	1,030	1,206	951	1,005	7	8	295	301
Interest income	37	37	22	20	—	—	4	3
Remeasurements	157	(97)	68	(4)	1	—	23	—
Contribution by employer	—	—	42	44	—	—	11	11
Contribution by plan participants	—	—	—	—	—	—	3	3
Benefits paid	(73)	(83)	(49)	(57)	—	—	(16)	(12)
Settlements(2)	(451)	(32)	—	(5)	—	—	—	—
Exchange rate differences and other	—	(1)	33	(52)	(1)	(1)	4	(11)
Fair value of plan assets at the end of the year	700	1,030	1,067	951	7	7	324	295
Funded status	34	15	(421)	(339)	(417)	(402)	(35)	(20)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

(2)
Settlements include in 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through a group annuity purchase in November 2019.

CNH Industrial Consolidated Financial Statements at December 31, 2019 181

Changes in the effects of the asset ceiling for 2019 and 2018 are as follows:

	Pension plans		Healthcare plans
($ million)	2019	2018	2019	2018
Effect of the asset ceiling at the beginning of the year	—	18	—	—
Other comprehensive (income)/loss	17	(19)	—	—
Other increase/(decrease)	—	1	—	—
Effect of the asset ceiling at the end of the year	17	—	—	—
The weighted average durations of post-employment benefits obligations are as follows:

N° of years
Pension plans	14
Healthcare plans	10
Other	10

Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2019 and 2018, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2019 and 2018:

	Assumptions used to determine funded status at year-end
	At December 31, 2019			At December 31, 2018
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates	1.88	2.99	0.66	2.91	4.12	1.59
Weighted-average rate of compensation increase	2.99	n/a	1.88	3.00	n/a	1.38
Weighted-average, initial healthcare cost trend rate	n/a	4.68	n/a	n/a	6.17	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	4.20	n/a	n/a	5.00	n/a

	Assumptions used to determine expense at year-end
	At December 31, 2019			At December 31, 2018
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates – current service cost	1.98	4.03	1.70	1.80	3.58	1.60
Weighted-average discount rates – interest cost	2.58	3.53	1.44	2.20	3.19	1.28
Weighted-average rate of compensation increase	3.00	n/a	1.38	3.08	n/a	1.04
Weighted-average, initial healthcare cost trend rate	n/a	6.17	n/a	n/a	6.46	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a
(*) CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2025 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

CNH Industrial Consolidated Financial Statements at December 31, 2019 182

The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.
In October 2014, the Society of Actuaries (“SOA”) in the U.S. issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension plan participants and has decided to adopt the variants of blue-collar tables of RP-2014 (with MP-2014 removed) as the base mortality tables. This table with a newer version of the mortality improvement scale, MP-2017, was used at December 31, 2017.
Subsequent to the Benefits Modification to the US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the US Healthcare plan from the variants of blue-collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. In addition, in 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Company’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to pension plans and healthcare plans, respectively.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). The Pri-2012 mortality base table reflects more recent mortality experience, uses a larger data set than the previous base table and includes separate mortality rates for survivors of deceased participants still benefiting under the plans. In 2019, the Company adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US Healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to the Group’s benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively.
CNH Industrial uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.
Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2018 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2019	(360)	453
Effect on healthcare defined benefit obligation at December 31, 2019	(32)	37
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

($ million)	One percentage point increase	One percentage point decrease
Effect on healthcare defined benefit obligation at December 31, 2019	22	(19)
Plan assets
The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.

CNH Industrial Consolidated Financial Statements at December 31, 2019 183

The fair value of plan assets at December 31, 2019 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2019
($ million)	Total	Level 1	Level 2	Level 3
Equity securities:
U.S. equities	—	—	—	—
Non-U.S. equities	—	—	—	—
Total Equity securities	—	—	—	—

Fixed income securities:
U.S. government bonds	124	122	2	—
U.S. corporate bonds	34	5	29	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	25	—	25	—
Mortgage backed securities	—	—	—	—
Other fixed income	—	—	—	—
Total Fixed income securities	230	136	94	—

Other types of investments:
Mutual funds(1)	1,802	20	1,782	—
Insurance contracts	173	—	—	173
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,975	20	1,782	173
Cash	45	17	28	—
Total	2,250	173	1,904	173

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The fair value of the plan assets at December 31, 2018 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2018
($ million)	Total	Level 1	Level 2	Level 3
Equity securities:
U.S. equities	288	16	272	—
Non-U.S. equities	—	—	—	—
Total Equity securities	288	16	272	—

Fixed income securities:
U.S. government bonds	356	349	7	—
U.S. corporate bonds	421	—	421	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	73	—	73	—
Mortgage backed securities	—	—	—	—
Other fixed income	11	—	11	—
Total Fixed income securities	908	358	550	—

Other types of investments:
Mutual funds(1)	990	—	990	—
Insurance contracts	154	—	—	154
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,144	—	990	154
Cash	84	46	38	—
Total	2,424	420	1,850	154

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

CNH Industrial Consolidated Financial Statements at December 31, 2019 184

Contribution
CNH Industrial expects to contribute approximately $37 million to its pension plans in 2020.
The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Expected benefit payments
($ million)	2020	2021	2022	2023	2024	2025 to 2028	Total
Post-employment benefits:
Pension plans	136	135	138	142	138	713	1,402
Healthcare plans	33	32	30	30	29	139	293
Other	21	20	23	20	19	99	202
Total Post-employment benefits	190	187	191	192	186	951	1,897

Other long-term employee benefits	8	6	6	8	8	37	73
Total	198	193	197	200	194	988	1,970
Potential outflows in the years after 2020 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

24.	Other provisions
Changes in Other provisions are as follows:

($ million)	At December 31, 2018	Charge	Utilization	Release to income and other changes	At December 31, 2019
Warranty and technical assistance provision	925	801	(749)	(58)	919
Restructuring provision	74	110	(71)	(6)	107
Investment provision	12	—	—	—	12
Other risks	2,101	3,319	(3,249)	(123)	2,048
Total Other provisions	3,112	4,230	(4,069)	(187)	3,086
The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.
At December 31, 2019, the restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $67 million ($42 million at December 31, 2018), and other costs totaling $40 million ($32 million at December 31, 2018).
The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of this provision are as follows:

($ million)	At December 31, 2019	At December 31, 2018
Marketing and sales incentives programs	1,279	1,328
Legal proceedings and other disputes	179	192
Commercial risks	319	262
Environmental risks	32	38
Other reserves for risks and charges	239	281
Total Other risks	2,048	2,101
A description of these provisions follows:

▪
Marketing and sales incentives program - this provision relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during

CNH Industrial Consolidated Financial Statements at December 31, 2019 185

the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

▪	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

▪	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

▪	Legal proceedings involving claims with active and former employees.
None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

▪	Commercial risks - this provision relates to risks arising in connection with the sale of products and services.

▪
Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

25.	Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2019, the Group had available committed unsecured facilities expiring after twelve months amounted to $5.5 billion ($3.1 billion at December 31, 2018).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. The first 1-year option has been exercised and accepted by all lenders, the facility is now due to mature in March 2025. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2019, CNH Industrial was in compliance with all covenants in the revolving credit facility.
At December 31, 2019, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $4.1  billion ($3.9 billion at December 31, 2018), of which $3.0 billion at December 31, 2019 ($3.0 billion at December 31, 2018) were utilized.

CNH Industrial Consolidated Financial Statements at December 31, 2019 186

Debt
An analysis of debt by nature and due date is as follows:

	At December 31, 2019				At December 31, 2018
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	6,572	5,120	65	11,757	7,061	4,155	53	11,269

Other debt:
Bonds	657	3,887	3,252	7,796	1,162	4,316	2,489	7,967
Borrowings from banks	2,392	1,559	117	4,068	1,423	2,557	155	4,135
Payables represented by securities	839	339	—	1,178	784	176	—	960
Lease liabilities	114	228	107	449	—	—	—	—
Other(1)	125	35	5	165	122	59	31	212
Total Other debt	4,127	6,048	3,481	13,656	3,491	7,108	2,675	13,274
Total Debt	10,699	11,168	3,546	25,413	10,552	11,263	2,728	24,543

(1)	At December 31, 2018 it included $2 million of finance lease liabilities, in accordance with IAS 17, due wtihin one year.
The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position. In 2019 there was an increase of approximately $496 million in asset-backed financing, excluding exchange differences.
During the year Other debt increased by $624 million, net of exchange differences. The difference is mainly due to additional liabilities related to leases, net increase in bank outstanding by $0.1 billion and by $0.2 billion in payable represented by securities, partially offset by a net decrease of bond outstanding for about $0.1 billion. The net decrease in bonds is the result of repayments at maturity and repurchases of bonds, partially offset by new issuances.
Due to the initial application of IFRS 16 as of January 1, 2019, $478 million of additional liabilities from leases were recognized. At December 31, 2018, only finance lease liabilities in accordance with IAS 17 ($2 million) were recognized, corresponding to financial lease agreements for certain property, plant and equipment whose net carrying amount totaling $4 million at December 31, 2018, was included in Property, plant and equipment (Note 14).
In 2019, $148 million for the principal portion of Lease liabilities and $14 million for interest expenses related to lease liabilities were paid.
The following table sets out a maturity analysis of Lease liabilities at December 31, 2019:

($ million)	At December 31, 2019
Less than one year	126
One to two years	96
Two to three years	70
Three to four years	53
Four to five years	38
More than five years	125
Total undiscounted lease payments	508
Less: Interest	(59)
Total Lease liabilities	449
At December 31, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.9 years and 3.4%, respectively.
In March 2019, CNH Industrial Finance Europe S.A. issued €600 million of notes at an annual fixed rate of 1.75% due in 2027 (the “1.75% CIFE Notes”) at an issue price of 98.597 percent of their principal amount. The 1.75% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In July 2019, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.625% due in 2029 (the “1.625% CIFE Notes”) at an issue price of 98.926 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In July 2019, CNH Industrial Finance Europe S.A. issued as a private placement €50 million of notes at an annual fixed rate of 2.200% due in 2039 (the “2.200% CIFE Notes”) at an issue price of 98.285 percent of their principal amount. The

CNH Industrial Consolidated Financial Statements at December 31, 2019 187

2.200% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD175 million of notes at an annual fixed rate of 2.1% due in 2022 at an issue price of 99.899 percent of their principal amount.
In December 2019, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €64 million of the 2.875% notes due September 27, 2021 issued under the EMTN; an aggregate nominal amount of €184 million of the 1.375% notes due May 23, 2022 issued under the EMTN, and an aggregate nominal amount of €131 million of the 2.875% notes due May 17, 2023 issued under the EMTN.
In July 2019, Fitch Ratings (“Fitch”) improved the outlook of CNH Industrial N.V. to positive from stable. Fitch also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-”.
With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an outstanding amount of $387 million at December 31, 2019. CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an outstanding amount of $105 million at December 31, 2019.
The following table shows the summary of the Group’s issued bonds outstanding at December 31, 2019:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	367	2.875%	September 27, 2021	413
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	84
CNH Industrial Finance Europe S.A.(1)	EUR	316	1.375%	May 23, 2022	355
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	414
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	730
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	112
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	562
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	674
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	56
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	562
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	56
Total Euro Medium Term Notes					4,018
Other Bonds
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.10%	December 12, 2022	123
Total Other bonds					3,723
Hedging effect and amortized cost valuation					55
Total Bonds					7,796

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
For further information on the management of interest rate and currency risk reference should be made to Note 31.

CNH Industrial Consolidated Financial Statements at December 31, 2019 188

Debt secured with mortgages and other liens on assets of the Group amounts to nil at December 31, 2019 ($39 million at December 31, 2018). The total carrying amount of assets acting as security for loans amounts is not significant at December 31, 2019 ($61 million at December 31, 2018). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $11,757 million at December 31, 2019 ($11,269 million at December 31, 2018).

26.	Trade payables
An analysis by due date of trade payables is as follows:

	At December 31, 2019				At December 31, 2018
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Trade payables	5,602	33	—	5,635	5,854	31	1	5,886

27.	Other current liabilities
An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2019	At December 31, 2018
Advances on buy-back agreements	1,472	1,870
Contract liabilities	1,236	1,368
Indirect tax payables	635	596
Accrued expenses and deferred income	529	517
Payables to personnel	272	267
Social security payables	148	152
Other	616	480
Total Other current liabilities	4,908	5,250
An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2019				At December 31, 2018
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Other current liabilities (excluding Accrued expenses and deferred income)	2,617	1,639	123	4,379	2,702	1,924	107	4,733
Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. Contract liabilities include $658 million at December 31, 2019 ($773 million at December 31, 2018) for future rents related to buy-back agreements. Changes in Contract liabilities for the year ended December 31, 2019 are as follows:

($ million)	At December 31, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2019
Contract liabilities	1,368	567	(676)	(23)	1,236
Advances on buy-back agreements includes the repurchase value of the vehicle relating to new vehicles sold with the buy-back commitment from Commercial and Specialty Vehicles included in Property, plant and equipment, as described in section “Significant accounting policies”.

CNH Industrial Consolidated Financial Statements at December 31, 2019 189

28.	Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.
When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2019, contingent liabilities estimated by the Group amount to approximately $33 million (approximately $49 million at December 31, 2018), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Commitments
At December 31, 2019, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2019
($ million)	Total Credit Limit	Utilized	Not utilized
Facility
Wholesale and dealer financing	6,817	3,864	2,953
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $453 million and $471 million as of December 31, 2019 and 2018, respectively.

CNH Industrial Consolidated Financial Statements at December 31, 2019 190

29.	Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:

▪
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.

▪
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction and New Holland Construction brands.

▪
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes, under the FPT Industrial Brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

CNH Industrial Consolidated Financial Statements at December 31, 2019 191

The following table summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

($ million)	2019	2018
Agriculture	897	1,036
Construction	51	91
Commercial and Specialty Vehicles	224	299
Powertrain	363	406
Unallocated items, eliminations and other	(145)	(247)
Total Industrial Activities	1,390	1,585
Financial Services	490	516
Eliminations and other	—	—
Total Adjusted EBIT under U.S. GAAP	1,880	2,101
The following table summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

($ million)	2019	2018
Agriculture	1,178	1,339
Construction	106	152
Commercial and Specialty Vehicles	729	890
Powertrain	487	536
Unallocated items, eliminations and other	(143)	(246)
Total Industrial Activities	2,357	2,671
Financial Services	738	767
Eliminations and other	—	—
Total Adjusted EBITDA under U.S. GAAP	3,095	3,438
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2019 and 2018 is provided below:

($ million)	2019	2018
Adjusted EBITDA under U.S. GAAP	3,095	3,438
Less:
Depreciation and amortization under U.S. GAAP	(660)	(703)
Depreciation of assets under operating lease and assets sold under buy-back commitments under U.S. GAAP	(555)	(634)
Adjusted EBIT under U.S. GAAP	1,880	2,101
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(362)	(578)
Development costs	(43)	(30)
Restructuring costs under EU-IFRS	(116)	(63)
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	527
Other adjustments	(151)	(43)
Total adjustments/reclassifications	(672)	(187)
Profit/(loss) before taxes under EU-IFRS	1,208	1,914

CNH Industrial Consolidated Financial Statements at December 31, 2019 192

Net income of Financial Services prepared under U.S. GAAP for years ended December 31, 2019 and 2018 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

($ million)	2019	2018
Net income of Financial Services under U.S. GAAP (A)	361	385
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	1,454	1,099
Eliminations and other (C)	(361)	(385)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	1,454	1,099
Adjustments to conform with EU-IFRS (E)(*)	(548)	300
Income tax (expense) under EU-IFRS (F)	(302)	(515)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	1,208	1,914
(*)    Details about this item are provided in Note 35 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2019 and 2018, are provided below:

($ million)	2019	2018
Agriculture	10,959	11,682
Construction	2,768	3,021
Commercial and Specialty Vehicles	10,439	10,939
Powertrain	4,117	4,565
Eliminations and other	(2,134)	(2,376)
Net sales of Industrial Activities	26,149	27,831
Financial Services	2,011	1,989
Eliminations and other	(81)	(114)
Total Revenues under U.S. GAAP	28,079	29,706
Difference(*)	(55)	30
Total Net Revenues under EU-IFRS	28,024	29,736
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2019 and 2018, are provided below:

($ million)	2019	2018
Agriculture	281	301
Construction	55	61
Commercial and Specialty Vehicles	195	206
Powertrain	124	130
Eliminations and other	2	1
Total Industrial Activities	657	699
Financial Services	3	4
Total Depreciation and Amortization(*) under U.S. GAAP	660	703
Difference(**)	584	500
Total Depreciation and Amortization(*) under EU-IFRS	1,244	1,203
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS and and depreciation of right-of-use assets under EU-IFRS.

CNH Industrial Consolidated Financial Statements at December 31, 2019 193

Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2019 and 2018 are provided below:

($ million)	2019	2018
Agriculture	232	224
Construction	46	40
Commercial and Specialty Vehicles	258	195
Powertrain	96	91
Other	1	—
Total Industrial Activities	633	550
Financial Services	4	8
Total Expenditures for long-lived assets(*) under U.S. GAAP	637	558
Difference, principally expenditure for development costs capitalized under EU-IFRS	426	475
Total Expenditures for long-lived assets(*) under EU-IFRS	1,063	1,033
(*)    Excluding assets sold with buy-back commitments and equipment on operating lease.

30.	Information by geographical area
CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $888 million and $1,008 million in 2019 and 2018, respectively. Revenues earned in the rest of the world from external customers were $27,136 million and $28,728 million in 2019 and 2018, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

($ million)	2019	2018
United States	5,611	5,719
Italy	3,253	3,383
France	3,030	2,994
Germany	1,875	2,062
Brazil	2,104	2,097
Canada	1,087	1,124
Australia	739	929
Spain	987	1,084
Argentina	519	620
Poland	604	658
Other	7,327	8,058
Total revenues from external customers in the rest of the world	27,136	28,728
Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $215 million and $245 million at December 31, 2019 and 2018, respectively, and the total of such assets located in the rest of the world totaled $13,594 million and $13,547 million at December 31, 2019 and 2018, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2019	At December 31, 2018
United States	5,469	5,197
Italy	2,593	2,713
France	1,163	1,203
Spain	796	778
Germany	641	694
Canada	552	526
Brazil	386	396
China	381	424
Other	1,613	1,616
Total non current assets in the rest of the world	13,594	13,547
In 2019 and 2018, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

CNH Industrial Consolidated Financial Statements at December 31, 2019 194

31.	Information on financial risks
We are exposed to the following financial risks connected with our operations:

▪	credit risk related to our financing activities;

▪	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

▪	market risk (primarily exchange rates and interest rates).
We attempt to actively manage these risks.
The quantitative data reported in the following paragraphs does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.
Credit risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agriculture, Construction and Commercial and Specialty Vehicles.
Impairment allowances for trade receivables and contract assets represent CNH Industrial’s estimates of expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset. CNH Industrial measures the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses.
Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2019 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 28.
Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

CNH Industrial Consolidated Financial Statements at December 31, 2019 195

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Liquidity risk
We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.
The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.
Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.
Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.
The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

▪	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;

▪	maintaining an adequate level of available liquidity;

▪	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

▪	obtaining adequate credit lines; and

▪	monitoring future liquidity on the basis of business planning.
Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 18 “Current Receivables and Other current assets” and in Note 25 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 19 “Other financial assets and Other financial liabilities”.
Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

CNH Industrial Consolidated Financial Statements at December 31, 2019 196

Market risk
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.
The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.
The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.
Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.
We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

▪	the currency risk on financial instruments denominated in foreign currency;

▪	the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

▪	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

▪
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.
Counterparties to these agreements are major and diverse financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 19 “Other financial assets and Other financial liabilities”.
Currency risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2019, the total net trade flows exposed to currency risk amounted to the equivalent of 15% of our revenue (16% in 2018). The principal exchange rates to which we are exposed are the following:

▪	USD/EUR, in relation to the production/purchases of Agriculture and Construction in the euro area and to sales in dollars made by Commercial and Specialty Vehicles;

▪	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

▪	USD/AUD, mainly in relation to sales made by Agriculture and Construction in Australia;

▪	EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2019 made up approximately 58% of the exposure to currency risk from trade transactions.
It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.
Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.

CNH Industrial Consolidated Financial Statements at December 31, 2019 197

Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.
The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 22).
We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2019.
There were no substantial changes in 2019 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2019 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $392 million ($374 million at December 31, 2018). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
Receivables, payables, and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Interest rate risk
Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.
In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).
In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.
Sensitivity analysis
In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities, and other instruments.
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2019, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $21 million (approximately $32 million at December 31, 2018).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2019, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $4 million (approximately $2 million at December 31, 2018).
This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

CNH Industrial Consolidated Financial Statements at December 31, 2019 198

Other risks on derivative financial instruments
We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.
Sensitivity analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2019 linked to commodity prices would not have been significant (not significant at December 31, 2018).

32.	Fair value measurement
Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2019 and 2018:

		At December 31, 2019				At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(15)	—	—	108	108	—	—	—	—
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	73	—	73	—	98	—	98
Money market securities	(20)	454	—	—	454	428	—	—	428
Total Assets		455	73	108	636	429	98	—	527
Other financial liabilities	(19)	—	(121)	—	(121)	—	(108)	—	(108)
Total Liabilities		—	(121)	—	(121)	—	(108)	—	(108)
Level 3 fair value measurement includes the investment in Nikola Corporation made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty Trucks. Refer to Note 15 for additional information on the investment in Nikola.
The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 in 2019:

($ million)	2019
At January 1	—
Purchases	114
Gains/(Losses) recognized in Other comprehensive income/(loss)	(6)
At December 31	108

In 2019 and 2018 there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 19 “Other financial assets and Other financial liabilities”.

CNH Industrial Consolidated Financial Statements at December 31, 2019 199

Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2019 and 2018 are as follows:

		At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	8,935	8,935	8,984
Dealer financing	(18)	—	—	10,072	10,072	10,075
Finance leases	(18)	—	—	239	239	241
Other receivables from financing activities	(18)	—	—	129	129	129
Total Receivables from financing activities		—	—	19,375	19,375	19,429
Asset-backed financing	(25)	—	11,719	—	11,719	11,757
Bonds	(25)	5,435	2,743	—	8,178	7,796
Borrowings from banks	(25)	—	4,007	—	4,007	4,068
Payables represented by securities	(25)	—	1,180	—	1,180	1,178
Lease liabilities	(25)	—	—	449	449	449
Other debt	(25)	—	165	—	165	165
Total Debt		5,435	19,814	449	25,698	25,413

		At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	8,928	8,928	9,084
Dealer financing	(18)	—	—	9,749	9,749	9,751
Finance leases	(18)	—	—	272	272	272
Other receivables from financing activities	(18)	—	—	68	68	68
Total Receivables from financing activities		—	—	19,017	19,017	19,175
Asset-backed financing	(25)	—	11,150	—	11,150	11,269
Bonds	(25)	5,023	3,040	—	8,063	7,967
Borrowings from banks	(25)	—	4,088	—	4,088	4,135
Payables represented by securities	(25)	—	968	—	968	960
Other debt	(25)	—	212	—	212	212
Total Debt		5,023	19,458	—	24,481	24,543

Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

CNH Industrial Consolidated Financial Statements at December 31, 2019 200

33.	Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of December 31, 2019, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2019.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Consolidated Financial Statements as follows:

($ million)	2019	2018
Net revenues	719	748
Cost of sales	319	433
Selling, general and administrative costs	147	151

($ million)	At December 31, 2019	At December 31, 2018
Trade receivables	4	10
Trade payables	83	118

CNH Industrial Consolidated Financial Statements at December 31, 2019 201

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Consolidated Financial Statements at December 31, 2019 as follows:

($ million)	2019	2018
Net revenues	747	900
Cost of sales	503	494

($ million)	At December 31, 2019	At December 31, 2018
Trade receivables	103	83
Trade payables	44	68
At December 31, 2019 and 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $145 million and $160 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.
Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2019, revenues from associates totaled $164 million ($168 million in 2018). In 2019, cost of sales from associates totaled $11 million ($28 million in 2018). At December 31, 2019, receivables from associates amounted to $17 million ($17 million at December 31, 2018). Trade payables to associates amounted to $25 million at December 31, 2019 ($34 million at December 31, 2018). At December 31, 2019, CNH Industrial had provided guarantees on commitments of its associates for an amount of $276 million related to CNH Industrial Capital Europe S.a.S. ($261 million at December 31, 2018).
Transactions with unconsolidated subsidiaries
In the years ended December 31, 2019 and 2018, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $12 million in 2019. In 2018, these same fees amounted to an income of approximately $4 million, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards.
The aggregate expense incurred in 2019 and in 2018 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $23 million and $39 million, respectively. These amounts included the notional compensation cost for share-based payments.

34.	Explanatory notes to the statement of cash flows
The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.
Cash flows for income tax payments net of refunds in 2019 amount to $208 million ($355 million in 2018).
Total interest of $762 million was paid and interest of $415 million was received in 2019 (interest of $807 million was paid in 2018, and interest of $561 million was received in 2018). For 2019 and 2018, the amount includes a charge of $27 million and $22 million, respectively, in connection with CNH Industrial's accelerated debt redemption strategy.

CNH Industrial Consolidated Financial Statements at December 31, 2019 202

Operating activities
Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.
Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
The adjustment to exclude Other non-cash items of $125 million in 2019 ($15 million in 2018) includes an amount of $41 million ($-21 million in 2018) related to result from investments net of impairment losses on assets recognized during the year.
In 2018, Change in provisions also included the non-cash impact of $527 million for the decrease of Provisions for employee benefits related to the modification of a healthcare plan in the U.S., as described in Note 23.
Changes in working capital for 2019 and 2018 are summarized as follows:

($ million)	2019	2018
Change in trade receivables	(55)	29
Change in inventories	(535)	(785)
Change in trade payables	(32)	352
Change in other receivables/payables	57	(7)
Change in working capital	(565)	(411)
Investing activities
Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2019	2018
Change in dealer financing	(431)	(231)
Change in retail financing	(73)	(348)
Change in finance leases	30	51
Change in other receivables from financing activities	(64)	(14)
Net change in receivables from financing activities	(538)	(542)
Liquidity absorbed by the increase in receivables from financing activities in 2019 was primarily a result of increased financing activities.
For consideration for the acquisition and disposal of subsidiaries and of other investments, refer to section "Business Combinations" above and to Note 15.
Financing activities
The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as discussed in Note 19 above).
Changes in 2019 and 2018 are summarized as follows:

($ million)	2019	2018
Change in asset-backed financing	496	(345)
Change in borrowings from banks and other financial payables	225	415
Net change in other financial payables	721	70

Net change in other financial assets and other financial liabilities	(10)	(10)
Net change in other financial payables and other financial assets/liabilities	711	60

CNH Industrial Consolidated Financial Statements at December 31, 2019 203

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

($ million)	2019	2018
Total Debt at beginning of year	24,543	26,014
Other financial (assets)/liabilities(1) at beginning of year	10	21
Total liabilities from financing activities at beginning of year	24,553	26,035
Cash flows	491	(297)
Foreign exchange effects	(262)	(1,204)
Fair value changes	134	5
Other changes	545	14
Total liabilities from financing activities at end of year	25,461	24,553
Of which:
Total Debt at end of year	25,413	24,543
Other financial (assets)/liabilities(1) at end of year	48	10

(1)	Includes the fair value of derivatives financial instruments.

35.	EU-IFRS to U.S. GAAP reconciliation
These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

($ million)	Note	2019	2018
Profit/(loss) in accordance with EU-IFRS		906	1,399
Adjustments to conform with U.S. GAAP:
Development costs	(a)	43	30
Other adjustments(1)	(b)	(68)	(428)
Tax impact on adjustments and other income tax differences(1)(2)	(c)	573	98
Total adjustments		548	(300)
Net income (loss) in accordance with U.S. GAAP		1,454	1,099

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

(2)	In 2019, this item also includes the impact of the tax benefit due to the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.
Reconciliation of Total Equity

($ million)	Note	At December 31, 2019	At December 31, 2018
Total Equity in accordance with EU-IFRS		7,863	7,472
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,260)	(2,344)
Other adjustments	(b)	87	65
Tax impact on adjustments and other income tax differences(1)	(c)	431	(125)
Total adjustments		(1,742)	(2,404)
Total Equity in accordance with U.S. GAAP		6,121	5,068

(1)	In 2019, this item also includes the impact of the tax benefit due to the release of valuation allowances on certain net deferred tax assets under U.S. GAAP.

CNH Industrial Consolidated Financial Statements at December 31, 2019 204

Description of reconciling items
Reconciling items presented in the tables above are described as follows:

(a)	Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

(b)	Other adjustments
It mainly includes the following items:

•
Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•
Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•
Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting of deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

CNH Industrial Consolidated Financial Statements at December 31, 2019 205

36. Subsequent events
CNH Industrial has evaluated subsequent events through March 3, 2020, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On February 25, 2020, IVECO BUS, a brand of CNH Industrial N.V., signed an agreement with Otokar Otomotiv ve Savunma Sanayi A. Ş, a bus manufacturer in Turkey, to locally manufacture products under the IVECO BUS brand at its facilities in Sakarya, Turkey. This contractual partnership covers existing models in the IVECO BUS portfolio for international distribution, as well as the production of a model specifically catered to the Eastern Europe, Africa, Middle East and Asia markets. The models will be powered by engines from FPT Industrial, the first of which are expected to be produced within 2021.

▪
On February 28, 2020, CNH Industrial extended its €4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option. The facility is therefore due to mature in March 2025.

▪
The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact our businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on our end markets and our operations.

CNH Industrial Consolidated Financial Statements at December 31, 2019 206

March 3, 2020

The Board of Directors

Suzanne Heywood
Hubertus M. Mühlhäuser
Léo W. Houle
John Lanaway
Alessandro Nasi
Silke C. Scheiber
Lorenzo Simonelli
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

CNH Industrial Consolidated Financial Statements at December 31, 2019 207

COMPANY
FINANCIAL STATEMENTS
At December 31, 2019

Company Financial Statements at December 31, 2019 208

INCOME STATEMENT
for the years ended December 31, 2019 and 2018

(€ thousand)	Note	2019	2018
Net revenues	(1)	1,293,177	1,369,873
Cost of sales		1,124,800	1,225,011
GROSS PROFIT		168,377	144,862
Selling, general and administrative costs	(2)	129,261	124,867
Research and development costs	(3)	55,106	46,868
NET MARGIN		(15,990)	(26,873)
Restructuring expenses	(4)	3,486	354
Other income/(expenses)	(5)	(242)	(4,690)
Financial income/(expenses)	(6)	(83,260)	(83,409)
PROFIT/(LOSS) BEFORE TAXES		(102,978)	(115,326)
Income tax (expense)	(7)	13,981	4,063
Result from Investments in Group companies and other equity interests	(8)	869,720	1,269,648
NET PROFIT/(LOSS)		780,723	1,158,385

Company Financial Statements at December 31, 2019 209

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Note	At December 31, 2019	At December 31, 2018
ASSETS
Intangible assets	(10)	85,402	88,639
Property, plant and equipment	(11)	88,576	81,136
Financial fixed assets	(12)	14,585,053	13,374,798
Investments in Group companies and other equity interests		13,179,123	11,996,774
Other financial assets		1,404,859	1,374,898
Deferred tax assets	(7)	1,071	3,126
Total Fixed assets		14,759,031	13,544,573
Inventories	(13)	161,038	170,912
Trade receivables	(14)	244,393	165,871
Current financial receivables	(15)	94,160	149,550
Other current assets	(16)	246,176	201,647
Cash and cash equivalents	(17)	98,268	2,335
Total Current assets		844,035	690,315
TOTAL ASSETS		15,603,066	14,234,888
EQUITY, PROVISIONS AND LIABILITIES
Equity	(18)
Share capital		17,609	17,609
Treasury shares		(132,202)	(108,536)
Capital reserve		2,430,632	2,433,282
Legal reserve		1,988,163	2,095,663
Retained profit/(loss)		1,875,196	904,034
Profit/(loss) for the year		780,723	1,158,385
Total Equity		6,960,121	6,500,437
Provision for employee benefits	(19)	325,045	255,081
Other provisions	(20)	87,232	94,334
Total Provisions		412,277	349,415
Non-current debt	(21)	1,055,254	1,008,819
Total Non-current liabilities		1,055,254	1,008,819
Trade payables	(22)	291,959	257,187
Current financial liabilities	(23)	6,682,757	5,927,041
Other debt	(24)	200,698	191,989
Total Current liabilities		7,175,414	6,376,217
TOTAL EQUITY, PROVISIONS AND LIABILITIES		15,603,066	14,234,888

Company Financial Statements at December 31, 2019 210

NOTES TO THE
COMPANY FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom. The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 29 “Segment reporting” of the Consolidated Financial Statements included in this Annual Report). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2019.
History of CNH Industrial
During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:

▪	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;

▪	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

▪	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).
A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA.
All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).
The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.
During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in the Company financial statements the figures related to the operations of the Basildon plant.
Basis of preparation
The 2019 Company financial statements of the parent company, CNH Industrial N.V., together with the notes thereto were authorized for issuance by the Board of Directors on March 3, 2020, and have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Company Financial Statements at December 31, 2019 211

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method. The Company financial statements are prepared on a going concern basis in accordance with paragraph 25 of IAS 1.
CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency. The euro functional currency of the Company financial statements differs from the U.S. dollar presentation currency of the Consolidated Financial Statements, which was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.
Format of the financial statements
As a consequence of the acquisition in 2014 of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.
New standards and amendments effective from January 1, 2019

▪	IFRS 16 - Leases
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases, as required by IAS 17, introduces a single lessee accounting model, and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees are required to recognize a right-of-use asset representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. Lessor accounting under IFRS 16 is largely unchanged from the previous accounting standard.
CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases and leases of low-value assets. In such cases, the lease payments associated with leases are recognized as expense, in the income statement. In addition, CNH Industrial has elected not to separate lease and non-lease components.
At January 1, 2019, CNH Industrial recognized approximately €10 milion right-of-use assets and lease liabilities in its statement of financial position, without transition effect to equity, as detailed in the following table:

	At December 31, 2018		At January 1, 2019
(€ thousand)	in accordance with IAS 17	Impact of IFRS 16 adoption	in accordance with IFRS 16
ASSETS
Property, plant and equipment	81,136	10,137	91,273
Other current assets	201,647	(5)	201,642
EQUITY AND LIABILITIES
Debt:
Non-current debt	1,008,819	10,132	1,018,951

Company Financial Statements at December 31, 2019 212

The following reconciliation to the opening balance for the lease liabilities as of January 1, 2019 is based upon the operating lease obligations as of December 31, 2018:

(€ thousand)	At January 1, 2019
Operating lease obligations at December 31, 2018	10,873
Relief option for short-term leases	(150)
Other	(2)
Gross lease liabilities at January 1, 2019	10,721
Discounting	(589)
Lease liabilities at January 1, 2019	10,132
The lease liabilities were discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate was 2.5%.
CNH Industrial’s accounting policy for leases for which it is a lessee and lessor after the adoption of IFRS 16, is detailed in the paragraph “Lease accounting policy” of the Consolidated Financial Statements.

▪	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances.
In September 2019, the IFRIC finalized its agenda decision regarding the presentation of liabilities or assets related to uncertain tax treatments which have been recognized through applying IFRIC Interpretation 23. The agenda decision concluded that uncertain tax liabilities should be presented as current tax liabilities, or deferred tax liabilities, and uncertain tax assets as current tax assets, or deferred tax assets.
CNH Industrial has adopted the Interpretation effective January 1, 2019 under the retrospective approach. The adoption did not lead to any effect in the Company’s Financial Statements.
Other accounting standards, amendments and interpretations effective from January 1, 2019

▪
On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015 - 2017 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 3 - Business Combinations, clarifying that a company shall remeasure its previously held interest in a joint operation when it obtains control of the business, and on IFRS 11 - Joint Arrangements, clarifying that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, (ii) on IAS 12 - Income Taxes, clarifying that all income tax consequences of dividends (i.e. distribution of profits) should be recognized according to where the entity originally recognized the past transactions or events generating distributable profits, and (iii) on IAS 23 - Borrowing Costs, clarifying that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. These amendments are effective from January 1, 2019. The application of these improvements did not have any material effect on these Company's Financial Statements.

▪
On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively from January 1, 2019. The application of these amendments did not have any material effect on these Company's Financial Statements.

Company Financial Statements at December 31, 2019 213

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company are the following:

▪
On September 29, 2019, IASB issued Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by Interbank Offered Rates (IBOR) reform. The amendments shall be applied retrospectively from January 1, 2020. The Company does not expect any material impact on its Financial Statements or disclosures upon adoption of these amendments.

▪
On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The Company does not expect any material impact from the adoption of these amendments on its Financial Statements.

At the date of these Company's Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments:

▪
On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The Company does not expect any material impact from the adoption of these amendments on its Financial Statements.

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues
As a result and through the transfer in 2014 of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2019	2018
Revenues from:
Third parties	441,693	457,464
Group companies	851,484	912,409
Total Net revenues	1,293,177	1,369,873
Net revenues are made up of agricultural equipment sales for €1,235,224 thousand (€1,294,443 thousand in 2018) and construction equipment sales for €57,953 thousand (€75,430 thousand in 2018).
2. Selling, general and administrative costs
The Selling, general and administrative costs of €129,261 thousand in 2019 (€124,867 thousand in 2018) mainly comprise marketing, advertising, sales personnel costs and other expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.
3. Research and development costs
In 2019, Research and development costs of €55,106 thousand (€46,868 thousand in 2018) comprise all the research and development costs not recognized as assets in the year, amounting to €28,019 thousand (€24,533 thousand in 2018), and the amortization of capitalized development costs of €27,087 thousand (€22,335 thousand in 2018). During the year 2019, the Company incurred new expenditure for capitalized development costs of €25,213 thousand (€28,661 thousand in 2018).
4. Restructuring expenses
Restructuring expenses amount to €3,486 thousand in 2019 (€354 thousand in 2018) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.

Company Financial Statements at December 31, 2019 214

5. Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, costs arising from the transition terms related to the changes to the current pension arrangement, indirect taxes and duties, net of income arising from operations which is not attributable to the sale of goods and services. The net amount of €242 thousand in 2019 (€4,690 thousand in 2018) is made up of €11,770 thousand (€16,438 thousand in 2018) related to Other income, more than offset of €12,012 thousand (€21,128 thousand in 2018) of Other costs.
6. Financial income/(expenses)
The breakdown of financial income and expenses was as follows:

(€ thousand)	2019	2018
Financial income	71,600	73,910
Financial expenses	(154,860)	(157,319)
Total Financial income/(expenses)	(83,260)	(83,409)
Financial income consisted of the following:

(€ thousand)	2019	2018
Financial income from Group companies	71,600	73,627
Financial income from third parties	—	283
Total Financial income	71,600	73,910
Financial income from Group companies include fees charged to Group subsidiaries on guarantees issued in favor of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2019 is €14,447 thousand (€17,717 thousand in 2018).
The remaining income from Group companies of €57,153 thousand (€55,910 thousand in 2018) relates mainly to Interest income charged to Group companies in relation to loans granted them.
The increase of €1,243 thousand is mainly driven by the foreign exchange movement as the majority of the loans are denominated in U.S. dollar which during the current year strengthened versus the euro.
Financial expenses consisted of the following:

(€ thousand)	2019	2018
Financial expenses payable to Group companies	105,414	109,238
Financial expenses payable to third parties	48,903	47,945
Currency exchange expenses, net	543	136
Total Financial expenses	154,860	157,319
Financial expenses payable to Group companies decreased versus prior year by €3,824 thousand mainly due to the lower interest rate applied in 2019 partially compensated by a higher average outstanding debt due to the Group treasury companies.
Financial expenses payable to third parties increased slightly by €958 thousand compared to 2018 due to the fact that the notes issued by the Company are denominated in U.S. dollar which during the current year strengthened versus the euro.

Company Financial Statements at December 31, 2019 215

7. Income taxes
A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2019	2018
Current taxes:
United Kingdom corporate income taxes	10,496	3,220
Italian corporate income taxes	6,844	7,134
Total current taxes	17,340	10,354
Deferred taxes for the period:
United Kingdom deferred taxes	—	—
Italian deferred taxes	(2,055)	(1,635)
Total deferred taxes for the period	(2,055)	(1,635)
Taxes relating to prior periods	(1,304)	(4,656)
Total Income tax (expense)	13,981	4,063
The Italian current corporate income taxes credit of €6,844 thousand relates to tax losses of the CNH Industrial N.V. Italian branch utilized by the Italian fiscal unit.
The U.K. current corporate income taxes credit of €10,496 thousand relates to a current tax charge of €1,066 thousand for withholding taxes and a current tax credit of €11,562 thousand for tax losses utilised in the CNH Industrial N.V. U.K. tax group.
The Italian deferred tax credit of €2,055 thousand relates to timing differences of the Italian branch.
Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the U.K. and income taxes reported in the financial statements is as follows:

(€ thousand)	2019	2018
Profit/(Loss) before taxes	(102,978)	(115,326)
Weighted average U.K. statutory main corporation tax rate	19.00%	19.00%
Theoretical income tax (expense)	19,566	21,912
Difference between foreign tax rates and the statutory U.K. tax rate	6,135	(821)
Tax effect of permanent differences	(7,833)	(11,108)
Deferred tax assets not recognized and write-down	(528)	371
Deferred taxes recognized in the Italian branch	(2,055)	(1,635)
Prior year adjustments	(1,304)	(4,656)
Current and deferred income tax recognized in the financial statements	13,981	4,063
CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in both 2019 and 2018.

Company Financial Statements at December 31, 2019 216

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. Amounts recognized are as follows:

(€ thousand)	2019	2018
Deferred tax assets arising:
In relation to Tax depreciation	8,102	9,836
In relation to Pension deficit	55,091	43,214
In relation to short timing differences	9,939	13,645
Total	73,132	66,695
Deferred tax liabilities arising from:
Capitalization of development costs	(10,909)	(14,036)
Total	(10,909)	(14,036)

Theoretical tax benefit arising from tax loss carryforwards	66,291	65,712
Adjustments for assets whose recoverability is not probable	(127,443)	(115,245)
Total net deferred tax assets	1,071	3,126
The losses can be carried forward indefinitely, provided that the Company carries on the same trade and continues the manufacturing activity in the United Kingdom.
The net deferred tax assets of €1,071 thousand relate to the Italian branch.
Adjustments for net deferred tax assets of €127,443 thousand (€115,245 thousand in 2018) have been made, as in the opinion of the management it cannot be regarded as more likely than not that there will be suitable profits against which these net deferred tax assets can be recovered.
8. Result from Investments in Group companies and other equity interests
Result from Investments in Group companies and other equity interests was €869,720 thousand in 2019 (€1,269,648 thousand in 2018) and includes the Company’s share in the net profit or loss of the investees.
9. Other information by nature of expense
The income statement includes personnel costs of €69,981 thousand in 2019 (€72,557 thousand in 2018) which consist of the following:

(€ thousand)	2019	2018
Wages and salaries	52,042	53,627
Defined benefit plans	3,270	3,412
Defined contribution plans and other social security costs	10,229	9,602
Other personnel costs	4,440	5,916
Total personnel costs	69,981	72,557
An analysis of the average number of employees by category is as follows:

	2019	2018
Managers	48	63
White-collar	384	376
Blue-collar	603	597
Average number of employees	1,035	1,036
None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.

Company Financial Statements at December 31, 2019 217

10. Intangible assets
Changes in Intangible assets in 2019 and 2018 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total
Gross carrying amount Balance at December 31, 2017	1,968	225,503	13,881	132	74	241,558
Additions	—	28,743	0	26	—	28,769
Divestitures and other changes	—	(75,650)	80	(65)	—	(75,635)
Balance at December 31, 2018	1,968	178,596	13,961	93	74	194,692
Additions	—	25,213	717	55	—	25,985
Divestitures and other changes	—	(5,177)	—	(117)	—	(5,294)
Balance at December 31, 2019	1,968	198,632	14,678	31	74	215,383
Accumulated amortization and impairment losses
Balance at December 31, 2017	—	(149,344)	(8,030)	—	(74)	(157,448)
Amortization	—	(22,336)	(1,919)	—	—	(24,255)
Divestitures and other changes	—	75,650	0	—	—	75,650
Balance at December 31, 2018	—	(96,030)	(9,949)	—	(74)	(106,053)
Amortization	—	(27,087)	(1,993)	—	—	(29,080)
Divestitures and other changes	—	5,152	—	—	—	5,152
Balance at December 31, 2019	—	(117,965)	(11,942)	—	(74)	(129,981)
Carrying amount at December 31, 2018	1,968	82,566	4,012	93	—	88,639
Carrying amount at December 31, 2019	1,968	80,667	2,736	31	—	85,402

11. Property, plant and equipment
Changes in Property, plant and equipment in 2019 and 2018 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Right-of-use-assets	Total
Gross carrying amount Balance at December 31, 2017	32,842	19,149	162,205	13,079	37,215	—	264,490
Additions	—	—	—	4,718	9,562	—	14,280
Divestitures and other changes	194	2,834	7,587	(12,053)	(4,109)	—	(5,547)
Balance at December 31, 2018	33,036	21,983	169,792	5,744	42,668	—	273,223
Impact of IFRS 16 adoption	—	—	—	—	—	10,137	10,137
Additions	184	1,203	4,457	5,634	16,368	1,253	29,099
Divestitures and other changes	—	—	—	(6,030)	(13,913)	1,167	(18,776)
Balance at December 31, 2019	33,220	23,186	174,249	5,348	45,123	12,557	293,683
Accumulated depreciation and impairment losses
Balance at Balance at December 31, 2017	(20,950)	(9,730)	(130,217)	—	(18,963)	—	(179,860)
Depreciation	(1,494)	(917)	(8,570)	—	(2,809)	—	(13,790)
Divestitures and other changes	—	191	421	—	951	—	1,563
Balance at December 31, 2018	(22,444)	(10,456)	(138,366)	—	(20,821)	—	(192,087)
Depreciation	(1,434)	(1,068)	(8,882)	—	(1,514)	(3,181)	(16,079)
Divestitures and other changes	—	3	15	—	3,002	39	3,059
Balance at December 31, 2019	(23,878)	(11,521)	(147,233)	—	(19,333)	(3,142)	(205,107)
Carrying amount at December 31, 2018	10,592	11,527	31,426	5,744	21,847	—	81,136
Carrying amount at December 31, 2019	9,342	11,665	27,016	5,348	25,790	9,415	88,576
At December 31, 2019, right-of-use assets refer primarily to lease contracts for industrial buildings €6,870 thousand, plant, machinery and equipment €1,488 thousand, and other assets €1,057 thousand.
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense (€432 thousand and €170 thousand, respectively, in 2019) for these leases on a straight-line basis over the lease term (see Note 21 "Non-current debt").

Company Financial Statements at December 31, 2019 218

12. Financial fixed assets
At December 31, 2019, Investments and other financial assets totaled €14,585,053 thousand and were as follows:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Investments in Group companies and other equity interests	13,179,123	11,996,774	1,182,349
Other financial assets	1,404,859	1,374,898	29,961
Deferred tax assets	1,071	3,126	(2,055)
Total financial fixed assets	14,585,053	13,374,798	1,210,255
Investments in Group companies and other equity interests
At December 31, 2019, Investments in Group companies and other equity interests totaled €13,179,123 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2019	At December 31, 2018
Balance at beginning of year	11,996,774	11,102,810
Net impact of IFRS 9	—	(10,006)
Contribution to Investments in Group companies and other equity interests	1,975,860	172,101
Acquisitions	25,580	—
Repayment of Capital Reserves	(319,750)	(457)
Disposal	(1,266,527)	—
Result from Investments in Group companies and other equity interests	869,720	1,269,648
Dividend received	(138,199)	(592,783)
Cumulative translation adjustments and other OCI movements	(14,938)	(17,383)
Other	50,603	72,844
Balance at end of year	13,179,123	11,996,774
The item Other primarily includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
In 2019, some subsidiaries were involved in a series of internal transactions in order to align the capital and debt structure to their needs. As a result under items “Contribution to Investments in Group companies and other equity interests”, and “Disposal” there is included an amount of €1.3 billion which was part of the overall project.
A list of Company’s investments has been included under Appendix of this Annual Report.
Other financial assets
At December 31, 2019, Other financial assets totaled €1,404,859 thousand, as represented below:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Other financial assets	1,340,024	1,321,456	18,568
Fees receivable for guarantees issued	64,835	53,442	11,393
Total Other financial assets	1,404,859	1,374,898	29,961
At December 31, 2019, Other financial assets are represented by two U.S. dollar term loans facilities granted to Case New Holland Industrial Inc.
The first one was issued in August 2016 with maturity date August 15, 2023, consisting of a first tranche having fixed interest rate in the principal amount of $450 million or €400,570 thousand ($450 million or €393,013 thousand in 2018), and a second tranche having floating interest rate in the principal amount of $150 million or €133,523 thousand ($150 million or €131,004 thousand in 2018).
The second one was issued on November 14, 2017 with maturity date November 15, 2027, for a principal amount of $500 million or €445,078 thousand ($500 million or €436,681 thousand in 2018). The interest rate is fixed.
The increase of the carrying value of the two U.S. dollar term loans of €15,954 is driven by the foreign exchange movement as the U.S. dollar strengthened versus the euro during the current year.

Company Financial Statements at December 31, 2019 219

In addition, on August 25, 2017, Case New Holland Industrial Inc. issued a Promissory Note to the Company in the principal amount of €350 million, with a maturity date of August 25, 2024. The Promissory Note carries a floating interest rate.
Moreover, Other financial assets include accrued interest charges related to the term loan facilities for €10,854 thousand (€10,758 thousand in 2018).
At December 31, 2019, the remaining amount of €64,835 thousand (€53,442 thousand in 2018) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies (see also Note 21 "Non-current debt").
Deferred tax assets
For Deferred tax assets comment see Note 7 "Income taxes".
13. Inventories

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Raw materials	60,741	78,511	(17,770)
Finished goods	89,628	83,600	6,028
Work in progress	10,669	8,801	1,868
Total Inventories	161,038	170,912	(9,874)
There were no inventories pledged as security at December 31, 2019 and 2018. At December 31, 2019 and 2018, Inventory amounts are net of the obsolescence reserve of €6,479 thousand and €7,282 thousand, respectively.
14. Trade receivables
At December 31, 2019, trade receivables totaled €244,393 thousand, a net increase of €78,522 thousand over year-end 2018, and they are essentially attributable to the operations of Basildon plant and almost entirely related to Group companies. These amounts are net of a provision of €350 thousand (€346 thousand for 2018).
The carrying amount of trade receivables is deemed to approximate their fair value.
All trade receivables are due within one year and there are no significant overdue balances.
15. Current financial receivables
At December 31, 2019, current financial receivables amounted to €94,160 thousand, a net decrease of €55,390 thousand over year-end 2018. The item may be specified as follows:

	At December 31, 2019				At December 31, 2018
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Assets from derivative financial instruments	896	—	—	896	2,159	—	—	2,159
CNH Industrial Finance Europe S.A.	93,079	—	—	93,079	143,314	—	—	143,314
Other current financial receivables	185	—	—	185	4,077	—	—	4,077
Total Current financial receivables	94,160	—	—	94,160	149,550	—	—	149,550
Current financial receivables are mainly made up of short-term financial receivables from CNH Industrial Finance Europe S.A., the Group Treasury company, for €93,079 thousand at December 31, 2019 (€143,314 thousand at December 31, 2018). Such financial receivables bears floating interest at market rate and their carrying amount is deemed to approximate their fair value. The decrease of €50,235 thousands is primarily due to a cash transfer to the escrow account related to the Pension plans in the U.K. (see note 17 "Cash and cash equivalents").
Assets from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date. Derivative instruments are classified as Level 2 in the fair value hierarchy. CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

Company Financial Statements at December 31, 2019 220

16. Other current assets
At December 31, 2019, other current assets amounted to €246,176 thousand, a net increase of €44,529 thousand compared to December 31, 2018, and consisted of the following:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Receivables from Group companies for consolidated Italian corporate tax	74,499	93,163	(18,664)
Receivables from Group companies for consolidated U.K. corporate tax	14,607	8,455	6,152
VAT receivables	132,563	75,244	57,319
Other indirect and direct taxes	3,319	1,668	1,651
Other receivables from Group companies and other related parties	14,958	14,915	43
Other current receivables	6,230	8,202	(1,972)
Total Other current assets	246,176	201,647	44,529
Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.
Receivables from Group companies for consolidated U.K. corporate tax relate to taxes calculated on the taxable income contributed by U.K. subsidiaries participating in the domestic tax consolidation program.
VAT receivables are essentially related to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.
The increase of €57,319 of VAT receivables compared to the previous year is primarily due to the different timing of the refund carried out by the local tax authority.
Other current assets are almost entirely due within one year.
17. Cash and cash equivalents

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Cash at banks	55	2,335	(2,280)
Restricted cash	98,213	—	98,213
Total Cash and cash equivalent	98,268	2,335	95,933
At December 31, 2019, Cash and cash equivalents totaled €98,268 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.
Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the net liability relating to Pension plans in the U.K., and to the agreement signed with the shareholders of an investment that will be purchased in 2020.

Company Financial Statements at December 31, 2019 221

18. Equity
Changes in shareholders’ equity during 2018 and 2019 were as follows:

	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total
At December 31, 2017 ( as previously reported)	17,609	(8,701)	2,436,679	(662,661)	2,694,009	696,872	388,605	5,562,412
Impact of IFRS 9 adoption	—	—	—	—	—	(10,006)	—	(10,006)
At January 1, 2018	17,609	(8,701)	2,436,679	(662,661)	2,694,009	686,866	388,605	5,552,406
Changes in equity for 2018								—
Allocation of prior year result	—	—	—	—	—	388,605	(388,605)	—
Dividend distributed	—	—	—	—	—	(190,053)		(190,053)
Acquisition of treasury stock	—	(129,549)	—	—	—	—	—	(129,549)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	29,714	1,684	—	—	—	—	31,398
Result for the year	—	—	—	—	—	—	1,158,385	1,158,385
Current period change in OCI, net of taxes	—	—	—	5,028	—	—	—	5,028
Other movements	—	—	(5,081)	—	—	77,903	—	72,822
Reclassification of undistributable profit of subsidiaries	—	—	—	—	59,287	(59,287)	—	—
At December 31, 2018	17,609	(108,536)	2,433,282	(657,633)	2,753,296	904,034	1,158,385	6,500,437
Allocation of prior year result	—	—	—	—	—	1,158,385	(1,158,385)	—
Dividend distributed	—	—	—	—	—	(243,774)	—	(243,774)
Acquisition of treasury stock	—	(51,341)	—	—	—	—	—	(51,341)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	27,675	1,816	—	—	—	—	29,491
Result for the year	—	—	—	—	—	—	780,723	780,723
Current period change in OCI, net of taxes	—	—	—	(108,119)	—	—	—	(108,119)
Other movements	—	—	(4,466)	—	—	57,170	—	52,704
Reclassification of undistributable profit of subsidiaries	—	—	—	—	619	(619)	—	—
At December 31, 2019	17,609	(132,202)	2,430,632	(765,752)	2,753,915	1,875,196	780,723	6,960,121
Other movements of Retained profit/(loss) includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €6,960 million as of December 31, 2019 is in line with the Consolidated equity (excluding non-controlling interest) of $7,819 million converted using the exchange rate as of December 31, 2019 of 1.1234. In addition, the Company profit for the year of €781 million equals to the consolidated profit (excluding non-controlling interest) of $874 million converted using the average exchange rate at December 31, 2019 of 1.119475.
The increase in equity of €459,684 thousand over year-end 2018 is mainly the result of the profit for the year of €780,723 thousand, the negative changes in Other comprehensive income arising from the net positive effect of currency translation differences of €58,031 thousand compensated by the losses on the remeasurement of defined benefit plans of €137,565 thousand, and by the negative impact of the transactions accounted for under the Cash flow hedge reserves of €28,585 thousand, as well as the dividend distributed by CNH Industrial N.V. of €243,774 thousand (€0.18 per common share outstanding at the dividend date).
The net positive effect of currency translation differences of €58,031 includes the valuation of the opening balances of Equity converted using the exchange rate as of December 31, 2019 of 1.1234.
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2019, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,350,132,117 common shares outstanding, net of 14,268,079 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting

Company Financial Statements at December 31, 2019 222

shares (387,951,166 special voting shares outstanding, net of 8,523,110 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2019 and 2018 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(9,760,548)	(9,760,548)	—	(181,066)	(181,066)	—	(9,941,614)	(9,941,614)
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(3,699,841)	(3,699,841)	—	(774,458)	(774,458)	—	(4,474,299)	(4,474,299)
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283
During the years ended December 31, 2019 and 2018, 0.8 million and 0.2 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2019 and 2018, the Company delivered 2.6 million and 2.7 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

Company Financial Statements at December 31, 2019 223

Dividend Proposal and appropriation of the result
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 16, 2020.
If the proposed dividend is approved, it is expected that the dividend will be paid on May 5, 2020 on the outstanding common shares.
The record date for the dividend will be April 21, 2020 on both MTA and NYSE and the outstanding common shares will be quoted ex-dividend from April 20, 2020.
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
At the AGM held by CNH Industrial on April 12, 2019, shareholders approved the payment of a dividend of €0.18 per common share. The dividend was paid in May 2019 for a total amount of €244 million ($275 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Loyalty voting Program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.

Company Financial Statements at December 31, 2019 224

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 12, 2019, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 11, 2020). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). In the framework of the buyback authorization granted by the AGM held on April 12, 2019 and following the expiration of the buyback program previously in place, in November 2019 the Company launched its new share buy-back program (the “Program”). The Program involves the repurchase from time to time of up to $700 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 11, 2020 and will be funded by the Company’s liquidity.
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2019, the Company repurchased 6.3 million shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program at an aggregate cost of $57 million. As of December 31, 2019, the Company held 14.3 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $153 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2020 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2019, the Company acquired approximately 0.8 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2019, the Company held 8.5 million special voting shares in treasury.
Capital reserves
At December 31, 2019, capital reserves amounting to €2,431 million (€2,433 million at December 31, 2018) mainly consist of the share premium deriving from the Merger.

Company Financial Statements at December 31, 2019 225

Legal reserves
As of December 31, 2019, legal reserves amounted to €1,988 million (€2,096 million at December 31, 2018) and mainly relate to unrealized currency translation losses and other OCI components for a net negative amount of €766 million, and other reserves for €2,754 million.
Other OCI components includes primarily net unrealized actuarial losses related to the defined benefit plans which as of December 31, 2019 amounted to € 461 million (€328 million at December 31, 2018). This part is considered distributable reserve. Being a negative amount, it reduced the overall amount available to the distribution.
As a consequence, the total amount considered undistributable as of December 31, 2019 equaled to € 2,449 million (€2,424 million at December 31, 2018).
Other reserves are made up by research and development costs capitalized by the Company for €24 million and by the equity investments for €1,981 million (€23 million and €2,019 million respectively at December 31, 2018), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €361 million (€332 million at December 31, 2018) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €388 million (€379 million at December 31, 2018).
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.
Share-based compensation
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).
For more information on Share-based compensation see Note 22 "Equity" of the Consolidated Financial Statements.
19. Provisions for employee benefits
CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.
The Company provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2019 and 2018, CNH Industrial N.V. recorded expenses of €10,229 thousand and €9,602 thousand, respectively, for its defined contribution plans, inclusive of social security contributions in the categories as described above.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.
Pension plans
The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.
Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.
Following collective consultation with members of the United Kingdom defined benefit pension plans, these arrangements closed to future accrual on January 31, 2020. Active employees were transferred to the Company’s, market competitive, defined contribution arrangement.

Company Financial Statements at December 31, 2019 226

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2019 and 2018 are as follows:

(€ thousand)	At December 31, 2019	At December 31, 2018
Post-employment benefits:
Pension plans	324,069	254,200
Other	653	600
Total Post-employment benefits	324,722	254,800
Other long-term employee benefits	323	281
Total Provision for employee benefits	325,045	255,081
The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2019 and in 2018 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2018	Provision	Utilization	Other changes	At December 31, 2019
Other long-term employee benefits	281	72	(20)	(10)	323
Total	281	72	(20)	(10)	323

(€ thousand)	At December 31, 2017	Provision	Utilization	Other changes	At December 31, 2018
Other long-term employee benefits	248	38	(4)	(1)	281
Total	248	38	(4)	(1)	281
Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2019 and 2018 are as follows:

	Pension plans		Other
	At December 31,		At December 31,
(€ thousand)	2019	2018	2019	2018
Present value of funded obligations	1,118,388	947,822	653	600
Less: Fair value of plan assets	(794,319)	(693,622)	—	—
Deficit/(surplus)	324,069	254,200	653	600
Net liability/(Net asset)	324,069	254,200	653	600

Amounts at year-end:
Liabilities	324,069	254,200	653	600
Assets	—	—	—	—
Net liability	324,069	254,200	653	600

Company Financial Statements at December 31, 2019 227

Changes in the present value of post-employment obligations in 2019 and 2018 are as follows:

	Pension plans		Other
(€ thousand)	2019	2018	2019	2018
Present value of obligation at the beginning of the year	947,822	985,628	600	631
Current service cost	3,265	3,396	5	4
Interest expense	22,538	20,240	1	—
Other costs	1,502	(22)	—	—
Contribution by plan participants	19	21	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	5,232	0	(1)	3
Actuarial losses/(gains) from changes in financial assumptions	122,416	(27,749)	54	(12)
Other remeasurements	(426)	(66)	18	29
Total remeasurements	127,222	(27,815)	71	20

Exchange rate differences	52,467	(7,713)	—	—
Benefits paid	(35,796)	(39,378)	9	(32)
Past service cost	(652)	13,465	—	—
Change in scope of consolidation	—	—	(15)	(23)
Present value of obligation at the end of the year	1,118,387	947,822	671	600
In 2019 and 2018 Other remeasurements mainly include the amount of experience adjustments.
In 2019 and 2018 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2019	2018
Fair value of plan assets at the beginning of the year	693,622	696,425
Interest income	16,736	14,356

Remeasurements:
Return on plan assets	49,691	(3,662)
Actuarial gains/(losses) from changes in financial assumptions	—	—
Total remeasurements	49,691	(3,662)

Exchange rate differences	37,649	(5,715)
Contribution by employer	32,398	31,575
Contribution by plan participants	19	21
Benefits paid	(35,796)	(39,378)
Fair value of plan assets at the end of the year	794,319	693,622

Company Financial Statements at December 31, 2019 228

Net benefit cost/(income) recognized during 2019 and 2018 is as follows:

	Pension plans		Other
(€ thousand)	2019	2018	2019	2018
Service cost:
Current service cost	3,265	3,396	5	4
Past service cost and (gain)/loss from curtailments and settlements	(652)	13,465	—	—
Total Service cost	2,613	16,861	5	4
Net interest expense	5,802	5,884	1	—
Other costs	1,502	(22)	—	—
Net benefit cost/(income) recognized to profit or loss	9,917	22,723	6	4

Remeasurements:
Return on plan assets	(49,692)	3,662	—	—
Actuarial losses/(gains) from changes in demographic assumptions	5,232	0	(1)	3
Actuarial losses/(gains) from changes in financial assumptions	122,416	(27,748)	54	(12)
Other remeasurements	(427)	(63)	18	29
Total remeasurements	77,529	(24,149)	71	20
Exchange rate differences	14,812	(1,997)	—	—
Net benefit cost/(income) recognized to other comprehensive income	92,341	(26,146)	71	20
Total net benefit cost/(income) recognized during the year	102,258	(3,423)	77	24
The weighted average durations of post-employment benefits are as follows:

N° of years
Pension plans	16
Other	7
Assumptions
Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end
	At December 31, 2019		At December 31, 2018
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	1.88	0.50	2.65	1.51
Weighted-average rate of compensation increase	3.50	1.20	3.50	0.83

	Assumptions used to determine expense at year-end
	At December 31, 2019		At December 31, 2018
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	2.65	1.51	2.42	1.34
Weighted-average rate of compensation increase	2.71	1.51	2.47	N/A
Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

Company Financial Statements at December 31, 2019 229

Assumed discount rates have a significant effect on the amount recognized in the 2019 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ thousand)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2019	(154,000)	197,000
Plan assets
The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.
Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by it. The fair value of the plan assets at December 31, 2019 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

	At December 31, 2019
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	788,000	—	788,000
Total other types of investments	—	788,000	—	788,000
Cash and cash equivalents	6,000	—	—	6,000
Total	6,000	788,000	—	794,000

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
The fair value of the plan assets at December 31, 2018 may be disaggregated by asset class and level as follows.

	At December 31, 2018
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	660,000	—	660,000
Total other types of investments	—	660,000	—	660,000
Cash and cash equivalents	34,000	—	—	34,000
Total	34,000	660,000	—	694,000

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
Fair value levels presented in the tables above are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

Contribution
CNH Industrial expects to contribute approximately €21 million to its pension plans in 2019.
The best estimate of expected benefit payments in 2019 and in the following ten years is as follows:

	Expected benefit payments
(€ thousand)	2020	2021	2022	2023	2024	2025 to 2030	Total
Post-employment benefits:
Pension plans	40,047	40,680	42,233	43,144	43,552	232,675	442,331
Other	56	50	44	39	39	267	495
Total Post-employment benefits	40,103	40,730	42,277	43,183	43,591	232,942	442,826

Other long-term employee benefits	36	69	11	19	32	123	290
Total	40,139	40,799	42,288	43,202	43,623	233,065	443,116

Company Financial Statements at December 31, 2019 230

Potential outflows in the years after 2020 are subject to a number of uncertainties, including future asset performance and changes in assumptions.
20. Other provisions
Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2018	Charged to profit and loss	Utilization	At December 31, 2019
Warranty and incentives	57,658	101,179	(107,185)	51,652
Restructuring provision	96	1,894	(1,990)	—
Modification and campaign	2,796	1,170	(2,631)	1,335
Other provisions	33,784	7,214	(6,753)	34,245
Total Other provisions	94,334	111,457	(118,559)	87,232
The item Other provisions consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service, and in addition it includes the amounts set up by the Company in connection with other risks and other charges.
21. Non-current debt

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Bonds	980,447	955,377	25,070
Financial guarantees	64,835	53,442	11,393
Lease liabilities	9,972	—	9,972
Total Non-current debt	1,055,254	1,008,819	46,435

At December 31, 2019, Non-current debts totaled €1,055,254 thousand and consisted mainly of two Bonds:

▪
$600 million at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €538,626 thousand at December 31, 2019 (€522,456 thousand at December 31, 2018). At December 31, 2019, the fair value of the bond is € 579,934 thousand (€534,204 thousand at December 31, 2018).

▪
$500 million at an interest rate of 3.85%, due on November 15, 2027, issued by the Company in November 2017. The outstanding amount at year end is $500 million. The bond is valued using the amortized cost, for a corresponding amount of €441,821 thousand at December 31, 2019 (€432,922 thousand at December 31, 2018). At December 31, 2019, the fair value of the bond is € 466,125 thousand (€409,047 thousand at December 31, 2018).

The increase of the carrying value of the two Bonds of €25,070 is mainly driven by the foreign exchange movement as the U.S. dollar strengthened versus the euro during the current year.
The two Bonds are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The two bonds issued by the Company contain commitments of the issuer which are typical of international practice for bonds issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2019 there were no breaches of such commitments.
The Company intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
At December 31, 2019, Non-current debt included also the item financial guarantees for €64,835 thousand (€53,442 thousand in 2018) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 12 "Other financial assets") is considered the best estimate of the fair value of those guarantees.

Company Financial Statements at December 31, 2019 231

Due to the initial application of IFRS 16 as of January 1, 2019, €10,132 thousand of additional liabilities from leases were recognized. At December 31, 2019 liabilities from leases amounted to €9,972 thousand, of which €2,915 thousand due within one year, and the remaining part of €7,057 is due between one and five years.
At December 31, 2019, € 3,267 thousand for the principal portion of lease liabilities and € 240 million for interest expenses related to lease liabilities were paid.
The following table sets out a maturity analysis of undiscounted lease liabilities at December 31, 2019:

(€ thousand)	At December 31, 2019
Less than one year	3,103
One to two years	2,457
Two to three years	1,785
Three to four years	1,737
Four to five years	1,361
More than five years	—
Total undiscounted lease payments	10,443
Less: Interest	(471)
Total Lease liabilities	9,972
At December 31, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 4 years and 2.5%, respectively.
22. Trade payables
At December 31, 2019, trade payables totaled €291,959 thousand, representing a net increase of €34,772 thousand compared to December 31, 2018, and consisted of the following:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Trade payables to third parties	178,449	148,958	29,491
Trade payables to other related parties	2,941	1,994	947
Intercompany trade payables	110,569	106,235	4,334
Total Trade payables	291,959	257,187	34,772
Trade payables include payables for goods and services.
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.
23. Current financial liabilities
At December 31, 2019, current financial liabilities totaled €6,682,757 thousand, a €755,716 thousand increase over December 31, 2018, and related to:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Current account with CNH Industrial Finance S.p.A.	1,586,269	1,363,326	222,943
Current account with CNH Industrial Finance Europe S.A.	5,079,244	4,551,623	527,621
Accrued interest expense	6,854	4,447	2,407
Liability from derivative financial instruments	10,390	7,645	2,745
Total Current financial liabilities	6,682,757	5,927,041	755,716
The short term financial payables to CNH Industrial Finance Europe S.A. relate to an unsecured uncommitted revolving credit facility agreement with CNH Industrial Finance Europe S.A., where the latter has made available to CNH Industrial N.V. an uncommitted facility in a maximum aggregate amount of €6 billion.
The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. Such credit facilities are unsecured.
The carrying amount of those liabilities is deemed to be in line with their fair value.
Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.

Company Financial Statements at December 31, 2019 232

Derivative instruments are classified as Level 2 in the fair value hierarchy.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.
24. Other debt
At December 31, 2019, other debt totaled €200,698 thousand, a net increase of €8,709 thousand over December 31, 2018, and included the following:

(€ thousand)	At December 31, 2019	At December 31, 2018	Change
Other debt:
- Intercompany debt:
- Consolidated Italian corporate tax	68,754	86,094	(17,340)
- Consolidated VAT	54,822	55,425	(603)
- Other	5,009	5,009	—
Total intercompany debt	128,585	146,528	(17,943)
Current amounts payable to employees, social security, directors	9,628	4,682	4,946
Taxes payable-indirect tax	18,280	7,173	11,107
Accrued expenses	37,059	28,250	8,809
Other	7,146	5,356	1,790
Total Other debt	200,698	191,989	8,709
Intercompany debt for consolidated Italian corporate tax of €68,754 thousand (€86,094 thousand at December 31, 2018) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2019 in relation to which CNH Industrial N.V. is the consolidating entity.
At December 31, 2019, Intercompany debt for consolidated VAT of €54,822 thousand consisted of VAT receivables of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.
At December 31, 2019, Taxes payable-indirect tax consisted of VAT payable due in the U.K.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.
25. Guarantees, commitments and contingent liabilities
Guarantees issued
At December 31, 2019, Guarantees issued totaled €4,017,369 thousand, decreasing by €230,010 thousand over December 31, 2018.
All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:

▪
€3,576,993 thousand for eleven bonds issued from CNH Industrial Finance Europe SA under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) due between 2021 and 2039;

▪
€6,276 thousand for borrowings, mainly granted to Banco CNH Industrial Capital S.A. by Banco National de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME);

▪	€101,103 thousand for credit lines granted from different banks primarily to Iveco S.p.A., and CNH Industrial America LLC;

▪
€94,042 thousand for sundry guarantees (including property lease guarantees primarily in the interest of CNH Industrial America LLC and for good execution of works mainly granted in the interest of Iveco S.p.A.;

▪	€238,955 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V.
At December 31, 2019, there were no guarantees outstanding issued in the interest of entities other than subsidiaries of the Company.

Company Financial Statements at December 31, 2019 233

Support Agreement in the interest of CNH Industrial Capital LLC (Financial Services)
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
A Support Agreement was issued in 2019 in the interest of CNH Industrial Capital Australia Pty. Limited, the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC.
For more information on our outstanding indebtedness, see Note 25 “Debt” to our Consolidated Financial Statements.
Other contingencies
Other contingencies are described in Note 28 “Commitments and contingencies” of the Consolidated Financial Statements.

26. Audit fees
The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2019	2018
Audit fees of the consolidated and company financial statements	10,009	9,708
Other audit services	931	1,511
Total Audit fees	10,940	11,219
Total Audit fees of €10,940 thousand also included audit of Ernst & Young Accountants LLP of €140,900 (€138,700 at December 31, 2018) for CNH Industrial N.V. Moreover Ernst & Young Accountants LLP performed other audit procedures relating to the issuance of comfort letters at bond offerings.

Company Financial Statements at December 31, 2019 234

27. Board remuneration
Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Report on Operations of this Annual Report.
28. Subsequent events
CNH Industrial has evaluated subsequent events through March 3, 2020, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On February 25, 2020, IVECO BUS, a brand of CNH Industrial N.V., signed an agreement with Otokar Otomotiv ve Savunma Sanayi A. Ş, a bus manufacturer in Turkey, to locally manufacture products under the IVECO BUS brand at its facilities in Sakarya, Turkey. This contractual partnership covers existing models in the IVECO BUS portfolio for international distribution, as well as the production of a model specifically catered to the Eastern Europe, Africa, Middle East and Asia markets. The models will be powered by engines from FPT Industrial, the first of which are expected to be produced within 2021.

▪
On February 28, 2020, CNH Industrial extended its €4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option. The facility is therefore due to mature in March 2025.

▪
The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact our businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on our end markets and our operations.

Company Financial Statements at December 31, 2019 235

March 3, 2020

The Board of Directors

Suzanne Heywood
Hubertus M. Mühlhäuser
Léo W. Houle
John Lanaway
Alessandro Nasi
Silke C. Scheiber
Lorenzo Simonelli
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Company Financial Statements at December 31, 2019 236

OTHER INFORMATION
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.
Appropriation of the result of the year
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
Dividends under Articles of Association provisions
Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.
The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.
The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.
The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy

Other Information 237

of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Other Information 238

APPENDIX - CNH INDUSTRIAL GROUP COMPANIES
AT DECEMBER 31, 2019

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY
Parent Company
CNH Industrial N.V.	Amsterdam	Netherlands	17,608,745	EUR	—	—	—	—
SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.96	CNH Industrial Capital Limited	98.120
						Iveco Slovakia, s.r.o.	1.880
AgDNA Pty Ltd.	St. Marys	Australia	2,175,120	AUD	100.00	CNH Industrial N.V.	100.000
AgDNA Technologies	Carson City	U.S.A.	120	USD	100.00	AgDNA Pty Ltd.	100.000
AgDNA Technologies Pty Ltd.	St. Marys	Australia	2	AUD	100.00	AgDNA Pty Ltd.	100.000
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
ATI, Inc.	Mt. Vernon	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000
Banco CNH Industrial Capital S.A.	Curitiba	Brazil	940,451,054	BRL	100.00	New Holland Ltd	99.329
						CNH Industrial Brasil Ltda.	0.671
BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000
Blue Leaf Insurance Company	Colchester	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People's Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000
Case France NSO	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH Industrial France	100.000
CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000
Case New Holland Construction Equipment (India) Private Limited	New Delhi	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000
						CNH Industrial America LLC	50.000
Case New Holland Industrial Inc.	Wilmington	U.S.A.	55	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000
CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	41,477,550	USD	100.00	CNH Industrial N.V.	100.000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000
CNH (China) Management Co., Ltd.	Shanghai	People's Rep.of China	207,344,542	USD	100.00	CNH Industrial N.V.	100.000

Appendix - CNH Industrial Group companies at December 31, 2019 239

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000
CNH Industrial (Harbin) Machinery Co. Ltd.	Harbin	People's Rep.of China	105,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (India) Private Limited	New Delhi	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (Thailand) Ltd.	Samut Prakarn	Thailand	354,500,000	THB	100.00	CNH Industrial N.V.	100.000
CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000
CNH Industrial Argentina S.A	Buenos Aires	Argentina	7,216,278,390	ARS	100.00	Iveco Espana S.L.	52.057
						CNH Industrial Brasil Ltda.	31.883
						FPT Industrial S.p.A.	15.813
						Astra Veicoli Industriali S.p.A.	0.154
						CNHI COMERCIO DE PEÇAS LTDA	0.093
CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	85,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Belgium	Zedelgem	Belgium	106,081,158	EUR	100.00	CNH Industrial N.V.	88.828
						New Holland Holding Limited	11.172
CNH Industrial Brasil Ltda.	Nova Lima	Brazil	4,451,293,546	BRL	100.00	New Holland Ltd	100.000
CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital (India) Private Limited	New Delhi	India	2,967,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People's Rep.of China	20,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000
CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000
CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	1,003,782,818	ARS	100.00	CNH Industrial N.V.	79.790
						CNH Industrial Argentina S.A	20.210
CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000
CNH Industrial Capital Corretora de Seguros Administração e Serviços Ltda.	Curitiba	Brazil	100,000	BRL	100.00	CNHI COMERCIO DE PEÇAS LTDA	99.990
						CNH Industrial Brasil Ltda.	0.010
CNH Industrial Capital Limited	Basildon	United Kingdom	53,001,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000
CNH Industrial Capital Russia LLC	Moscow	Russia	640,740,000	RUR	100.00	CNH Industrial Capital Limited	100.000
CNH Industrial Capital Solutions S.p.A.	Turin	Italy	213,000,000	EUR	100.00	CNH Industrial N.V.	50.100
						CNH Industrial Capital Limited	49.900
CNH Industrial Danmark A/S	Albertslund	Denmark	12,000,000	DKK	100.00	CNH Industrial N.V.	100.000

Appendix - CNH Industrial Group companies at December 31, 2019 240

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial N.V.	10.000
CNH Industrial Europe Holding S.A. in liquidation	Luxembourg	Luxembourg	100,000,002	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Exports Inc.	Wilmington	U.S.A.	3,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.999
CNH Industrial Finance North America, Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services A/S	Albertslund	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000
CNH Industrial Kutno Polska sp. z o.o.	Kutno	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000
CNH Industrial Maquinaria Spain S.A.	Madrid	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	100.000
CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium	100.000
CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial N.V.	99.980
						CNH Industrial Italia s.p.a.	0.020
CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	Iveco Nederland B.V.	100.000
CNH Industrial SA (Pty) Ltd.	Centurion	South Africa	15,100,750	ZAR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997
						CNH Industrial Asian Holding Limited N.V.	0.002
CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
CNH Industrial Sweden AB	Överum	Sweden	11,000,000	SEK	100.00	CNH Industrial N.V.	100.000
CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial UK Limited	London	United Kingdom	200	USD	100.00	CNH Industrial N.V.	100.000
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000
CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	1,626,298	BRL	100.00	CNH Industrial Brasil Ltda.	100.000

Appendix - CNH Industrial Group companies at December 31, 2019 241

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNHI International SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000
F. Pegaso S.A.	Madrid	Spain	60,036	EUR	100.00	Iveco Espana S.L.	99.929
						Transolver Service S.A.	0.071
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000
FPT - Powertrain Technologies France SAS	Garchizy	France	73,444,960	EUR	100.00	IVECO FRANCE SAS	97.144
						CNH Industrial Finance France S.A.	2.856
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000
Heuliez Bus S.A.S.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations SAS	100.000
HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People's Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	375,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Belgium N.V.	Groot-Bijgaarden	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983
						Iveco Nederland B.V.	0.017
Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial Capital Limited	100.000
Iveco Capital Services S.R.L.	Glina	Romenia	22,519,423	RON	100.00	CNH Industrial Capital Limited	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	IVECO FRANCE SAS	97.978
Iveco Danmark A/S	Albertslund	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000
Iveco Defence Vehicles SpA	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Espana S.L.	Madrid	Spain	100,000,001	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000
IVECO FRANCE SAS	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326
						CNH Industrial N.V.	49.674
Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020
Iveco L.V.I. S.a.s.	Saint Priest	France	2,000,000	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
						Iveco S.p.A.	5.660

Appendix - CNH Industrial Group companies at December 31, 2019 242

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032
Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	New Business Netherlands Holding B.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000
Iveco Nord SAS	Lesquin	France	2,045,701	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	92,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Pension Trustee Ltd	Basildon	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.996
						Astra Veicoli Industriali S.p.A.	0.001
						CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	0.001
						Iveco Espana S.L.	0.001
						Mediterranea de Camiones S.L.	0.001
Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000
Iveco Retail Limited	Basildon	United Kingdom	2,744,100	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Romania S.r.l.	Glina	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000
Iveco South Africa Works (Pty) Ltd	Centurion	South Africa	215,010,239	ZAR	60.00	CNH Industrial SA (Pty) Ltd.	60.000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Centrum s.r.o.	Lodenice	Czech Republic	10,000,000	CZK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Services S.R.L.	Glina	Romenia	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Magyarorszag Kereskedelmi KFT	5.000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000
MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000
Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764
Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000
Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875
						CNH Industrial N.V.	0.125

Appendix - CNH Industrial Group companies at December 31, 2019 243

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
New Business Netherlands Holding B.V.	Andelst	Netherlands	110,000	EUR	100.00	CNH Industrial N.V.	100.000
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000
New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Ltd	Basildon	United Kingdom	1,079,247,000	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000
O & K - Hilfe GmbH	Heilbronn	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000
OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960
						Iveco Austria GmbH	0.040
Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000
						FPT Industrial S.p.A.	30.000
Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations SAS	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	IVECO FRANCE SAS	100.000
Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984
						Iveco Espana S.L.	0.016
Transolver Services S.A.S.	Trappes	France	38,000	EUR	100.00	CNH Industrial Capital Limited	100.000
UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000
UzCaseService LLC	Tashkent	Uzbekistan	4,117,500	USD	51.00	Case Equipment Holdings Limited	51.000
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
Case Mexico S.A. de C.V.	Queretaro	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Servicios Corporativos S.A. de C.V.	Queretaro	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999
IVECO - OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles SpA	50.000
Iveco Acentro S.p.A.	Cagliari	Italy	764,530	EUR	50.00	Iveco S.p.A.	50.000

Appendix - CNH Industrial Group companies at December 31, 2019 244

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000
Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169
CNH Industrial Capital Europe S.a.S.	Nanterre	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788
Geoprospectors GmbH	Traiskirchen	Austria	76,591	EUR	17.50	CNH Industrial N.V.	17.499
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
UNCONSOLIDATED SUBSIDIARIES
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000
CNH INDUSTRIAL VENEZUELA, C.A.	Caracas	Venezuela	1,715,951,510	VES	100.00	CNH Industrial N.V.	100.000
Dolphin N2 Limited	Shoreham-by-Sea	United Kingdom	2	GBP	100.00	FPT Industrial S.p.A.	100.000
Employers' Health Initiatives L.L.C.	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000
MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000
New Industrial Business 2 s.r.l.	Turin	Italy	31,539	EUR	100.00	CNH Industrial N.V.	100.000
SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
OTHER ASSOCIATED COMPANIES
CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286
						FPT Industrial S.p.A.	14.286
						Iveco S.p.A.	14.286
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728
FCA Services S.c.p.a.	Turin	Italy	1,600,000	EUR	23.00	Iveco S.p.A.	9.500
						CNH Industrial Italia s.p.a.	7.000
						FPT Industrial S.p.A.	5.000
						Astra Veicoli Industriali S.p.A.	0.250
						CNH Industrial Capital Solutions S.p.A.	0.250
						CNH Industrial Finance S.p.A.	0.250
						CNH Industrial Services S.r.l.	0.250
						Iveco Defence Vehicles SpA	0.250
						Officine Brennero S.p.A.	0.250

Appendix - CNH Industrial Group companies at December 31, 2019 245

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	IVECO FRANCE SAS	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
OTHER COMPANIES
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	19.000
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273

Appendix - CNH Industrial Group companies at December 31, 2019 246

Independent auditor’s report
To: the shareholders and the audit committee of CNH Industrial N.V.
Report on the audit of the financial statements 2019 included in the annual report
Our opinion
We have audited the financial statements for the year ended December 31, 2019 of CNH Industrial N.V., based in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements.
In our opinion:

•
The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2019 and of its result and its cash flows for 2019 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

•
The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2019 and of its result for 2019 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

•	The consolidated statement of financial position as at December 31, 2019.

•	The following statements for 2019: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows.

•	The notes to the consolidated financial statements comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

•	The company statement of financial position as at December 31, 2019.

•	The company income statement for 2019.

•	The notes to the company financial statements comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.
We are independent of CNH Industrial N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).
We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent auditor's report 247

Our audit approach
Our understanding of the business
CNH Industrial N.V. is a global leader in automotive vehicles that implements design, manufacturing, distribution, commercial and financial activities in international markets. The group is structured in segments and components and we tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment.
We start by determining materiality and identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud, non-compliance with laws and regulations or error, in order to design audit procedures responsive to those risks, and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Materiality

Materiality	$100 million (or €89 million) (2018: $100 million or €87 million)
Benchmark applied	Approximately 5% of EBIT (2018: approximately 5% of EBIT)
Explanation
Materiality is based on Earnings Before Interest and Taxes (EBIT), as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on EBIT. We believe that EBIT is an important metric for the financial performance of the company. Adjustments are made to EBIT for elements which are not directly related to the operational performance of the company as disclosed in the paragraph Industrial activities performance, as part of the operating and financial review and prospects section in the annual report.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.
We agreed with the audit committee that misstatements in excess of USD 5 million (or €4.5 million), which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Our focus on fraud and non-compliance with laws and regulations
Our responsibility
Although we are not responsible for preventing fraud or non-compliance and cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error.
Non-compliance with laws and regulations may result in fines, litigation or other consequences for the company that may have a material effect on the financial statements.
Our audit response related to fraud risks
In order to identify and assess the risks of material misstatements of the financial statements due to fraud, we obtained an understanding of the entity and its environment, including the entity’s internal control relevant to the audit and in order to design audit procedures that are appropriate in the circumstances. As in all of our audits, we addressed the risk of management override of internal control.
We considered available information and made enquiries of relevant executives, directors (including internal audit, legal, compliance, human resources and regional directors) and the audit committee. As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. In our risk assessment we considered the potential impact of performance-based bonus schemes which the company has in place for certain entities. Furthermore, as CNH Industrial N.V. is a global company, operating in multiple jurisdictions, we considered the risk of bribery and corruption.

Independent auditor's report 248

We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness of internal controls that mitigate fraud risks. In addition, we performed procedures to evaluate key accounting estimates for management bias in particular relating to important judgement areas and significant accounting estimates as disclosed in significant accounting policies section in the notes to the financial statements. We have also used data analysis to identify and address high-risk journal entries.
We incorporated elements of unpredictability in our audit. We considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance. If so, we reevaluate our assessment of fraud risk and its resulting impact on our audit procedures.
Our audit response related to risks of non-compliance with laws and regulations
We assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the management board, reading minutes, inspection of internal audit and compliance reports and performing substantive tests of details of classes of transactions, account balances or disclosures.
We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us.

Going concern
In order to identify and assess the risks of going concern and to conclude on the appropriateness of management’s use of the going concern basis of accounting, we consider, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.
Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

Scope of the group audit
CNH Industrial N.V. is the parent of a group of entities (collectively referred to as "the Group"). The consolidated financial statements of the Group as at December 31, 2019, include CNH Industrial N.V. and 167 consolidated subsidiaries. The Group is organized in five reportable segments, being Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments.
Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.
Our group audit mainly focused on significant group entities. Group entities are considered significant either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or on specific items. In establishing the overall approach to the audit, we determined the audit procedures required to be performed by us, as group auditors or by Ernst & Young Global member firms and operating under our instructions.
Accordingly, we identified 16 of CNH Industrial N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 22 entities.

Independent auditor's report 249

In total these procedures represent 84% of the Group’s total assets and 77% of net revenues

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion about the consolidated financial statements.

Teaming, use of specialists and internal audit
We ensured that the audit teams both at group and at entity levels included the appropriate skills and competences which are needed for the audit of a listed client in the automotive industry. We included specialists in the areas of IT audit, forensics, valuations, actuaries and income taxes.

General audit procedures
Our audit further included among others:

•	Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Our key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

Independent auditor's report 250

Last year’s key audit matter revenue recognition is not included as key audit matter for this year as we considered that it did not represent a significant risk of a material misstatement due to error or fraud, there is no significant judgement or subjectivity involved and there is a high degree of objectivity in the audit evidence involved. We considered that the extent of audit efforts required was, by itself, not a driving factor to report it as key audit matter.
These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit approach	Key observations
Valuation of deferred taxes
At December 31, 2019, the Group had total theoretical future tax benefits arising from deductible temporary differences of $1,886 million and tax loss carry forwards and tax credits of $678 million that have been reduced by $870 million of tax assets whose recoverability is not probable and $1,162 million of deferred tax liabilities. This resulted in net deferred tax assets of $532 million. The analysis of the recoverability of deferred tax assets, in particular those of the Italian, German and Brazilian jurisdictions, were significant to our audit because the assessment process is complex and judgemental and is based on assumptions that are affected by expected future market or economic conditions.

The Group’s disclosures related to income taxes are included in Note 10 to the consolidated financial statements.

We obtained an understanding of the income tax process and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed internal control procedures and substantive audit procedures on the recognition of deferred tax balances based on different local tax regulations, on the analysis of the recoverability of the deferred tax assets. We have evaluated and challenged the robustness of the company’s assumptions, judgements and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets and strategic business plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

We have assessed the adequacy of the financial statements disclosure in Note 10 regarding recognized deferred tax assets.

We have involved EY tax specialists to support us in these procedures.

We did not identify any evidence of material misstatement of deferred tax assets as recorded in the year-end Statement of Financial position or in the disclosures thereof.

Independent auditor's report 251

Risk	Our audit approach	Key observations
Valuation of goodwill
At December 31, 2019, the recorded amount of goodwill was $2,548 million. Goodwill has primarily been allocated to the company’s group of cash generating units ("CGU’s") namely Agriculture, Construction and Financial Services as set out in Note 13 to the consolidated financial statements. The Group tests the carrying amounts of these CGU’s for impairment annually or more frequently, if there is an indication that an asset may be impaired. During the period the Group recorded no impairments. Determining the recoverable amount of the CGU’s is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the discount rate.

The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgement. The Group disclosed the nature and value of the assumptions used in the impairment analyses in Note 13 to the consolidated financial statements.

Our attention during the audit was mainly focused on the goodwill in the Construction segment as the audit was complex and highly judgemental due to the significant estimation required to determine the fair value of the segment. In particular, the fair value estimate was sensitive to significant assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate).

We obtained an understanding of the impairment assessment processes, evaluated the design and tested the effectiveness of key controls over the data and assumptions used in this area relevant to our audit. With the assistance of our internal EY valuation specialists, our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses to each of the segments.

We evaluated whether the impairment methodology applied by the Company is in line with the requirements per IAS 36, Impairment of Assets. We validated that the level at which goodwill is tested continues to be appropriate. We tested the carrying amounts included in the impairment tests.

We noted that the assumptions relating to the impairment models fell within acceptable ranges.

We concur with management’s conclusion that no impairment of goodwill is required as at December 31, 2019.

Independent auditor's report 252

Risk	Our audit approach	Key observations

The forecasted cash-flows are an important input for the assessment of the recoverability. We have reconciled these forecasts for the relevant CGU’s with the approved strategic plans. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

Finally, we performed independent calculations to validate the sensitivity analysis as referred to in Note 13 to the consolidated financial statements.

Report on other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	The board report consisting of:

•	Presentation of financial and certain other information

•	Our commitment to sustainable development and long-term value creation report

•	The report on operations

•	The remuneration report

•	The letter from the chairperson and the chief executive officer

•	Other information as required by Part 9 of Book 2 of the Dutch Civil Code

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements

•	Contains the information as required by Part 9 of Book 2 and Section 2:135b of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code, other information required by Part 9 of Book 2 of the Dutch Civil Code and the remuneration report in accordance with Section 2:135b of the Dutch Civil Code.

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Report on other legal and regulatory requirements
Engagement
We were engaged by the general meeting as auditor of CNH Industrial N.V. on September 9, 2013 as of the audit for the year 2013 and have operated as statutory auditor ever since that date.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

Description of responsibilities for the financial statements

Responsibilities of management and the audit committee for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgement and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The Our audit approach section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.

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Communication
We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.
In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, March 3, 2020

Ernst & Young Accountants LLP

/s/ O.E.D. Jonker

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